2/22

07023741

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ranbaxy

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

FILE NO. 82- 03821 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/23/07

ANNUAL REPORT 2006

082-03821

12-31-06
AR/S



TOWARDS GLOBAL LEADERSHIP


FOOTPRINT ACROSS
49 COUNTRIES

TOWARDS GLOBAL LEADERSHIP

During the year 2006, we consolidated our position as a key global player. Our strategic acquisitions and expansions in different parts of the world provided momentum to our aspiration to achieve a turnover of US $ 5 Bn by 2012. Growing ahead of the market, we achieved the No. 1 position in the domestic market. We successfully leveraged our inherent skills to deliver a winning performance with global sales of over US $ 1.3 Bn.

Our trajectory towards global leadership was reinforced through our investments in emerging markets. Accordingly, our focus has been on enhancing operational efficiencies, cost competitiveness, market reach and the dedication to offer the best-in-class products. Our business philosophy, based on delivering value to our stakeholders constantly inspires us to innovate, achieve excellence and set new global benchmarks.

With globalization, innovation and excellence as a part of our DNA, we are expanding our global footprint and challenging every leadership paradigm.

Our foundations rooted in our value system and strong ethics inspire us to deliver value consistently. Driven by the passion of a highly committed Team at Ranbaxy, we are moving rapidly towards attaining global leadership.

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali)-160055, (Punjab)

NOTICE is hereby given that the 46th **Annual General Meeting** of Ranbaxy Laboratories Limited will be held on **Thursday, May 31, 2007**, at **11.00 A.M.** in the Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali) - 160 062, Punjab, to transact the following business :

1. To receive, consider and adopt the Profit and Loss Account for the year ended December 31, 2006, and the Balance Sheet as at that date and the Reports of the Directors and the Auditors thereon.
2. To appoint a Director in place of Mr. Vivek Bharat Ram who retires by rotation and being eligible offers himself for re-appointment.
3. To appoint a Director in place of Dr. P. S. Joshi who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a Director in place of Mr. Vivek Mehra who retires by rotation and being eligible offers himself for re-appointment.
5. To appoint Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration. M/s Walker, Chandiok & Co. retiring Auditors are eligible for re-appointment.

SPECIAL BUSINESS

6. To consider and if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution :

   "RESOLVED that Mr. Atul Sobti be and is hereby appointed a Director of the Company."

7. To consider and if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution :

   "RESOLVED THAT pursuant to Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 (Act), read with Schedule XIII to the said Act, the Company hereby accords its approval for the appointment of Mr. Atul Sobti as Chief Operating Officer and Whole-time Director of the Company effective January 18, 2007, with such designation as the Board may decide from time to time for a period of five years and for payment of remuneration and on terms mentioned below :

   A. Salary : not exceeding Rs.75 lacs per annum with the authority granted to the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) to determine the salary and grant increases from time to time within the aforesaid limit.

   B. Perquisites : He will be entitled to perquisites, allowances, benefits, facilities and amenities (collectively "allowances & perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, gas, electricity & power, water, furnishings, utility allowance, medical reimbursement, foreign travel, leave travel assistance / allowance, membership fees for clubs, hospitalisation and accident insurance, security at residence and any other "allowances & perquisites" as per the policy / rules of the Company in force and / or as may be approved by the Board from time to time provided that aggregate value of such allowances & perquisites shall not exceed Rs. 325 lacs per annum. Allowances & Perquisites to be valued as per the Income-tax rules, wherever applicable and at actual cost to the Company in other cases.

      In addition to the above, he will also be entitled to the following benefits as per policy / rules of the Company in force or as may be approved by the Board from time to time :

      (i) Company maintained car(s) with driver(s); (ii) Telephone(s) and fax at residence; (iii) Company's contribution to Provident Fund and Superannuation Fund; (iv) Payment of gratuity and other retiral benefits and (v) Encashment of leave.

      The Board is authorized to fix actual remuneration and revise it from time to time within the aforesaid ceilings.

   C. Commission : such amount for each accounting year as may be decided by the Board.

   D. The total remuneration including salary, allowances, perquisites and commission shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

   E. Subject to superintendence, control and direction of the Board and the Chief Executive Officer & Managing Director, he shall perform such duties and functions as would be commensurate with his position as Chief Operating Officer and Whole-time Director of the Company and as may be delegated to him from time to time.

   F. The Company or he shall be entitled to terminate this appointment by giving twelve months notice in writing or such shorter notice as may be mutually agreed between him and the Company.

      Or

      In lieu of notice, payment by the Company or by him to the Company, equivalent to twelve months last drawn "remuneration" subject to commission included in such remuneration being restricted to 50% of the commission paid in respect of the immediately preceding accounting year."

   "RESOLVED FURTHER that the Board of Directors be and is hereby authorized to take such steps as the Board may consider necessary or expedient to give effect to this Resolution."

8. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

   "RESOLVED that in partial modification of the Resolution passed at the 45th Annual General Meeting of the Company held on

June 28, 2006 and in accordance with provisions of Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 and the Articles of Association of the Company, the ceilings on remuneration for Mr. Malvinder Mohan Singh, Chief Executive Officer and Managing Director of the Company, be and are hereby revised effective January 1, 2007, for the remaining tenure of his appointment :

(A) Salary : not exceeding Rs. 250 lacs per annum.

(B) Commission : such amount for each accounting year as may be decided by the Board.

(C) Allowances and Perquisites : not exceeding Rs. 1250 lacs per annum.

(D) The total remuneration including salary, allowances, perquisites and commission shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956."

"RESOLVED FURTHER that all other terms and conditions of the appointment of Mr. Malvinder Mohan Singh, Chief Executive Officer and Managing Director as approved by members at the Annual General Meeting held on June 28, 2006, shall remain unchanged."

"RESOLVED FURTHER that the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) is authorized to fix actual remuneration of Mr. Malvinder Mohan Singh, Chief Executive Officer and Managing Director, and revise it from time to time within the aforesaid ceilings."

"RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things as the Board may consider necessary or expedient to give effect to this Resolution."

By Order of the Board

Place : Gurgaon
Dated : April 10, 2007

S.K. PATAWARI
Company Secretary

NOTES

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE PROXIES TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.**
2. The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, is given below and forms part of the Notice.
3. M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 is the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both NSDL and CDSL.

   However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at the Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana), Tel No. 91-124-4135000, Registered Office at A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160 055, (Punjab), and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110 019 Tel No. 91-11-26237508; email address: secretarial@ranbaxy.com.
4. The Register of Members and Share Transfer Books of the Company will remain closed from Friday, May 25, 2007, to Thursday, May 31, 2007 (both days inclusive).
5. The Company has transferred unclaimed amounts of dividends paid up to March 23, 2000, to the General Revenue Account / Investor Education and Protection Fund of the Central Government as required under Sections 205A and 205C of the Companies Act, 1956.

   Members who have not encashed their dividend warrants within the validity period may write to the Company Secretary, Ranbaxy Laboratories Limited, Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana), for obtaining payment in lieu of such warrants.
6. The documents referred to in the proposed resolutions are available for inspection at the Registered Office of the Company during working hours between 9.30 A.M. and 1.00 P.M. except on holidays.
7. The Certificate from the Auditors of the Company certifying that the Employees Stock Option Scheme of the Company is being implemented in accordance with the SEBI (Employees' Stock Option Scheme and Employees' Stock Purchase Scheme) Guidelines, 1999, and in accordance with the resolution of the general body will be available for inspection to members at the Meeting.
8. Members seeking any information relating to the Accounts may write to the Company at Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana), for the attention of Mr. S. K. Patawari, Company Secretary, at the earliest.
9. Members / proxies should bring the attendance slips duly filled in and signed for attending the meeting.
10. Members who hold shares in physical form may nominate a person in respect of all the shares held by them whether singly or jointly. Members who hold shares singly are advised to avail of the nomination facility by filing Form 2B in their own interest. Blank forms will be supplied by the Company on request. Members holding shares in demat form may contact their respective Depository Participants for recording of nomination.

SECTION 217(2A)

INFORMATION AS PER SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE REPORT OF THE DIRECTORS FOR THE YEAR ENDED DECEMBER 31, 2006.

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
A.	**EMPLOYED THROUGHOUT THE YEAR**								
1	ADIGE, RAMESH L.	Whole time - Director - Corporate Affairs & Global Corporate Communications	56	7,873,400	B.E. (H), M.B.A.	29	16/02/04	Fiat India Pvt Ltd / Executive Director- Corporate Affairs	1977
2	AGRAWAL, S.C.	Vice President- Global Direct Taxation	55	10,182,880	B.COM., L.L.B., C.A.	32	02/05/91	DCM Shriram Consolidated Limited / Manager-Taxation	1991
3	AHUJA, SUNIL KUMAR	Director-Sourcing	51	2,798,414	M.PHARM.	26	07/05/98	Harshita Healthcare Ltd / Gen.Manager, Incharge of Pharma div.	1996
4	ARORA, ANIL KUMAR	Director-Technology Development & Transfer	55	2,697,044	B.E. (CE), PGDPM & LW, EMS Auditors Course	34	08/04/74	Daurala Chemicals Industries / Chemical Engineer	1972
5	ARORA, LALIT KUMAR	Director-Financial Services	49	2,976,401	B.A. (H)	27	09/12/91	Escorts Limited / Senior Officer Excise	1987
6	ARORA, R.K. (Dr.)	Associate Director- Chemical Research	48	2,417,534	M.Sc., Ph.D.	21	02/03/85	None	-
7	ARORA, V.K.	Vice President-PDR	52	4,145,075	M.PHARM., DIP IN B.M.	27	05/08/94	Cadila Laboratiries Limited / Dy.General Manager (Form. & Devp.)	1992
8	ARUTYUNOV, VALERY *	Senior marketing manager	42	2,851,553	Moscow medicine institute Sechenova	19	01/07/99	Station of ambulance service Moscow / Manager	1988
9	BANSAL, R.S.	Director-Process Engineering	55	2,569,236	M.Sc. (Chem Engg)	31	16/08/90	P.N.F.C.Limited / Senior Dy. Manager	1988
10	BANSAL, VINAY SHEEL (Dr.)	Associate Director- Pharmacology	51	2,523,260	M.Sc, Ph.D.	24	01/03/04	Merck Research Laboratories, NJ, USA / Research Fellow	1990
11	BARSHIKAR, RANJIT G. #	Vice President-Global Quality	58	6,493,403	M.Sc. (Bio-Chemistry), D.C.M.	35	31/07/02	Lyka Laboratories Limited / GM-QA/R&D-Regu.Affairs	1987
12	BATRA, ALOK *	Country Manager	37	6,260,956	M.Computer Engineering	13	16/08/94	Company Comicon Kiev / Deputy Director	1992
13	BATRA, VIJAY KUMAR (Dr.)	Head-Generics/NDDS/ Drug Development	59	13,895,902	B.S.(Pharmacy), Ph.D.	32	09/02/04	Schering-Plough Research Institute / Group Director, Pharmacokinetics	1991
14	BEHERA, SWADESH KUMAR	Director-Human Resources, India Region	39	3,582,978	M.A, M.A. (PM&IR)	18	09/08/05	Coca Cola / GM-HR	1998
15	BHANDARI, PRABHA (Dr.)	Director-Regulatory Affairs (Bulk Drugs)	51	4,240,036	M.Sc., Ph.D.	22	02/02/89	University of Nottingham, U.K. / Post Doctoral Fellow	1986
16	BHARDWAJ, MANEESH	Director-API Business	42	3,049,662	B.E. (CHEM.)	21	19/06/89	Technofab Engineering Ltd. / Senior Project Engineer	1985
17	BHARGAVA, RAHUL	Associate Director- Packaging Development	42	2,627,978	B.Sc., D.P.T., D.M.S.	19	17/08/92	Nafed Processed Foods / Deputy Manager-Pachaging & Devp.	1991
18	BHASKAR, VIJAYA *	Area Manager: Southern Africa	38	2,494,317	B.Sc. Botany, P.G.D.M.	9	26/03/90	American Remedies Pvt. Ltd. / Medical Service	1989
19	BHATNAGAR, PRADIP KUMAR	Vice President-New Drug Discovery Research	56	12,357,708	M.Sc., M.S., Ph.D., M.B.A.	29	01/07/05	Glaxo SmithKline / Director-Alliance Management	1982
20	BINDRA, PUSHPINDER	President & Chief Technical Officer	58	13,763,585	B.Sc. (ENGG.), M.B.A.	35	15/06/81	Richardson Hindustan Limited / Production Executive (Pkg)	1979
21	BONG, BRIGIT ALICIA *	Human Resource Manager- APAC	45	3,192,558	Diploma in Human Resource	24	01/03/05	ESEC (Asia Pacific) Pte. Ltd. / Regional Human Resource Manager	1995
22	CHANDNA, HARISH KUMAR	General Manager-Engineering	56	2,782,873	B.E.(H)	34	04/12/00	Nicholas Piramid Indus. Ltd. / Vice President-Engineering & Projects	1984
23	CHANDRASHEKHAR, T.G. (Dr.)	Vice President- Analytical Research	44	4,751,470	Ph.D.	19	28/07/95	Torrent Pharmaceuticals Limited / Scientist-I Head Anal.Dev.	1992
24	CHAUDHURY, RAJIV ROY *	Finance Controller	42	5,615,714	M.B.A.	17	01/06/05	Ernst & Young, India / Manager - Markets	2002
25	CHAWLA, S.K.	Vice President- Global Internal Audit	56	7,196,071	M.COM., I.C.W.A., P.G.D.B.M.	35	10/07/78	Coal India Limited / Dy.Finance Manager	1976
26	CLIFFE, IAN (Dr.)	Director-Medicinal Chemistry (NDDR)	51	7,397,256	B.A., Ph.D.	31	01/10/04	Vernalis Research, UK / Senior Director of Chemistry	2001
27	DANI, SANJEEV I.	Senior Vice President & Regional Director-Asia & CIS	47	9,970,699	B.PHARM., M.B.A.	23	01/03/01	Johnson & Johnson Limited / Vice President-Sales & Marketing	1990
28	DHAR, SUBHASH	General Manager-Engineering & Facilities (API)	46	2,413,414	B.E. (H)-Chem. ENGG., M.Sc. (H)	24	01/04/97	Cepham Milk Specilities Ltd. / Dy.General Manager (Technical)	1984

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remune-ration (Rs.)	Qualifications	Experi-ence (Years)	Date of Appoint-ment	Last Employment/ Designation Held	Last Employment Since
29	DHINGRA, HEMANT	Director-Finance	38	2,695,677	B.COM. (HONS), I.C.W.A.	17	10/07/89	None	-
30	EASWAR, T.L.	Director-API Manufacturing	47	3,651,586	B.TECH. (Chem. Engg.)	24	12/10/98	Sun Pharmaceuticals Limited / General Manager (Operations)	1994
31	GADE, S.M.	Associate Director-Chemical Research	41	2,736,955	M.CHEM. ENG.	20	07/10/92	Indian Organic Chemicals Limited / Sr.Officer-Design/ Devp./Projects	1989
32	GANJOO, UDBHAV	Director-Human Resources (R&D, Global Quality & Manufacturing)	47	3,762,236	B.Sc., LL.B., P.G.D.B.M., M.S.W.	23	11/09/97	Turner Mirrison Group / GM(HRD Related functions)	1992
33	GHOSH, JAYANT *	Sales Manager	34	3,504,565	B. Pharmacy	12	01/08/99	Sun Pharmaceuticals / Territory Manager	1994
34	GOSWAMI RAHUL	Vice President-Strategic Planning	52	8,082,142	B.COM. (H), P.G.D.M.	29	15/10/79	Bharat Heavy Electricals Limited / Accounts Officer	1977
35	GOWRISHANKAR, R. (Dr.)	Vice President-Medica Affairs & Clinical Research	58	7,541,550	M.B.B.S., M.D. (MICRO.)	31	31/07/95	Astra IDL Limited / Medical Controller	1984
36	GROVER, I.P.S.	Director-Technology Management	56	3,238,079	M.Sc.	33	02/07/73	None	-
37	GUPTA, ANIL KUMAR	Director-Dewas Complex	53	3,694,853	B.TECH., P.G.D.M.	31	28/08/00	Torrent Pharma / Vice President (Ops.)	1999
38	GUPTA, VIJAYESH KUMAR (Dr.)	Director-Ranbaxy CV, CV Life & Solus	42	3,396,897	M.B.B.S., M.D.	15	01/02/94	A.I.I.M.S. / Junior Resident	1991
39	GUPTA, VINAY KUMAR	Director-Production Planning	51	2,965,424	B.PHARM., P.G.D.B.M.	29	25/05/84	Rajasthan Drugs & Pharma Ltd. / Incharge- Prod., Planning & Control	1980
40	IRANI, PAURUS MEHELLI (Dr.)	Head-Medical Services	40	2,961,084	M.B.B.S., M.D.	12	01/03/99	Elder Pharmaceuticals / Medical Advisor	1994
41	JACOB, BIJU *	Country Manager-Gulf	34	3,466,766	M.Sc., MMM	12	02/04/02	German Remedies Limited / Product Manager	1998
42	JAJU, G.K.	Vice President-Global Material Sourcing & Supply Chain	50	4,849,675	B.PHARM., LL.B., D.O.M.	30	04/04/94	Nicholas Piramal (I) Limited / Logistics Manager	1991
43	JALALI, RAJINDER KUMAR (Dr.)	Director-Medical Affairs and Clinical Research	50	3,784,938	M.B.B.S., M.D.	16	01/04/96	Springdales Hospitals / Consultant Medicine	1995
44	JUMRANI, DINESH	General Manager-Human Resources	47	2,748,002	B.COM., P.G.D.P.M.& I.R.	29	10/06/81	Syntetics Forms Limited / Stenographer	1980
45	JUNEJA, SANDEEP	Director-HIV Projects	36	2,573,702	B.TECH., M.I.B.	16	06/06/94	Larsen & Toubro Limited / Marketing Manager	1990
46	KALLITUKKIL, AJAYAN *	Country Manager	48	3,033,527	M. Physics	21	10/12/98	Menon Group / Senior Manager	1993
47	KAPIL, BRIJESH	Director-Ranbaxy Global Consumer Healthcare	46	2,983,300	BV.Sc&AH, M.B.A., Ph.D.	23	01/12/05	Beta Healthcare Intl.Ltd / General Manager	2004
48	KATIYAR, C.K. (Dr.)	Director-Herbal Drug Research	52	4,061,390	M.D., Ph.D.	16	26/09/03	Dabur India Limited / Head-Herbal	1990
49	KHANDELWAL, ANIL	Director-Mergers & Acquisitions	48	3,204,691	B.COM. (H), C.A.	25	09/08/04	Ispat Karmet, Kazakhstan / GM-Finance	2003
50	KHANDURI, C.H. (Dr.)	Associate Director-Chemical Research	47	2,749,179	M.Sc., M.PHIL, Ph.D.	14	16/12/92	None	-
51	KOCHAR, RAGHUNANDAN	Director-Corporate Communication	49	3,771,166	B.Sc., P.G.D.M., S.M., M.B.A.	26	09/11/04	HCL Technologies / Vice President-Communications	2002
52	KOHLI, RAJESH	Strategic Business Unit Head-Croslands	42	2,545,987	B.Sc.	23	15/02/05	Glenmark Pharmaceuticals / General Manager	2002
53	KOHLI, RANJIT	Director Finance-Global Manufacturing & API Business	51	3,732,462	B.COM., C.A.	26	12/12/94	Telephone Cables Limited / General Manager-Corp.Finance	1987
54	KOTWANEY, H.N.	General Manager-Warehouse	54	2,523,538	M.PHARM., M.A.M.	27	14/08/89	Medley Pharmaceuticals Pvt.Ltd / Technical Co-ordination Manager Tech. Services	1986
55	KRISHNAN, SIVA KUMAR GOPALA *	Country Manager	35	5,058,230	B. Pharmacy	14	01/10/93	None	-
56	KUMAR, AJAY	Director-Contract Manufacturing	52	3,146,808	B.Sc., M.PHARM.	29	09/05/96	Ipca Laboratories Limited / Dy.General Manager(Formulation)	1994
57	KUMAR, ARUN	Director-Drug Regulatory Affairs	51	3,682,118	M.PHARM., DBM	21	05/04/04	Dr.Reddy's Laboratories Ltd / General Manager	2002
58	KUMAR, MAHESH	Director-Regulatory Affairs (Pharma)	50	2,410,841	B.Sc., M.PHARM.	26	03/11/95	Nicholas Piramal India Limited / QA& GMP Manager	1993
59	KUMAR, NARESH (Dr.)	Senior Vice President- API Research, Manufacturing & Business	54	9,808,072	M.Sc., Ph.D.	29	20/04/79	Sarabhai Research Centre / Senior-Chemist Research	1977
60	KUMAR, PARVEEN (Dr.)	Director-Fermentation	56	3,010,210	M.Sc., Ph.D.	34	04/03/98	Max-GB Limited / Head & Dy.General Manager-R&D	1993

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
61	KUMAR, SUNIL	Director-Internal Audit	50	3,953,839	B.A. (ECO), C.A.	25	17/10/01	Bharti Enterprises/ VP-Finance & Accounting	1997
62	LAMBA, SANJIT SINGH	Director-Manufacturing	40	3,279,874	M.PHARM., P.G.D.M.	16	15/11/04	Lupin Labs. Ltd / VP-Manufacturing	2000
63	MADHAVRAO, SHINGATGERI VYAS (Dr.)	Director- Drug Safety Evaluation	48	4,443,000	M.V.Sc (Vat.Path.), Ph.D.	23	29/01/01	Bombay Vet.College / Assistant Professor	1939
64	MAHNA, SANJEEV *	Regional Finance Controller	42	10,213,009	B.Com., C.A., C.S.	20	15/05/89	S.S. Surana & Co., Chartered Accountant / C.A.	1986
65	MALHOTRA, VISHAL	Vice President-Fermentation and Engineering & Facilities Planning (API)	54	6,652,129	B.TECH.	32	09/09/03	Max India Limited / CEO-Pharmaceuticals	1984
66	MALIK, PAWAN *	Regional Manager -SIR Project	32	3,362,154	B.Pharm., M.B.A.	7	22/01/04	Panasia Biotech / Senior Brand Manager	2000
67	MANDREKAR, SHEKHAR KESHAV	Director-India Operations, Acute Care Therapies	52	4,468,238	B.Sc. (H), MMM(I)	20	01/04/04	Shreya Life Sciences Pvt Ltd / Chief Executive Officer	2001
68	MARQUEZ, SOCORRO *	Regulatory Affairs Mgr.	45	2,977,011	B.A., Diplomate, Pharmaceutical Administrator	19	21/02/05	PFIZER / S.A. DE C.V., MEXICO / Regulatory Manager	2001
69	MATHUR, RAJEEV S.	Director-Pharma Research	40	2,493,552	M.PHARM.	16	01/05/96	Morepan Laboratories Ltd / Manager-Production	1995
70	MEHANDROO, SANDEEP	Director-Finance R&D	45	3,208,734	B.COM.(Hons.), C.A.	21	07/08/95	Capham Milk Specialities Limited / DGM-(F)	1994
71	MOHAN, S.	SBU Head-Respiratory & Marketing Excellence	47	2,553,227	B.A.	25	02/01/04	Astrazeneca Pharma Limited / Sales & Marketing Director	1996
72	MONIF, TAUSIF (Dr.)	Vice President- Clinical Pharmacology and Pharmacokinetics	43	6,421,655	M.PHARM., Ph.D.	17	30/04/93	C.D.R.I. / Sr. Research Fellow	1989
73	MORALES, LUIS ROBERTO *	Commercial Director	57	5,087,121	Diplomate in High Direction	35	24/01/05	GRUPO IFACO, S.A. DE C.V. MEXICO / Commercial Director	2004
74	NAKRA, RAJENDER	Vice President- Global API Business	54	6,270,035	B.TECH. (Chem.), M.B.A.	20	01/09/05	Nicholas Piramal India Ltd / Exec.Director	2002
75	PALIWAL, JYOTI KUMAR (Dr.)	Director-Metabolism & Pharmacokinetics	52	4,023,578	M.PHARM., Ph.D.	23	28/06/05	Wockhardt Ltd / Vice President- Chemical Research	2004
76	PAREKH, RAMESH	Vice President- Pharma Manufacturing	55	5,203,149	B.PHARM.	37	19/11/75	Thrifty Stores / Pharmacist	1969
77	PATAWARI, S.K.	Company Secretary	51	3,919,358	M.COM., LL.B., A.C.S	29	27/12/84	The Institute of Company Secretaries of India / Assistant Director-Research	1981
78	POPLI, HARVINDER (Dr.)	Head-Inlicensing	43	2,497,915	M.PHARM., Ph.D.	16	31/03/00	College of Pharmacy / Teaching	1991
79	PRASAD, MOHAN (Dr.)	Director-Chemical Research	50	3,184,402	M.Sc., Ph.D.	22	30/03/98	Lupin Laboratories Limited / Senior Manager (R&D)	1986
80	PUROHIT, A.K. (Dr.)	Vice President- International Marketing Development	54	6,121,945	M.B.B.S., M.D.	26	31/12/90	Cadila Laboratories / Medical Advisor	1983
81	RAMASUNDAR, RAM S.	President & CFO	56	17,066,141	B.COM, C.S., C.A., P.G.D.M.	28	15/10/03	Nipuna Services Limited, Hyderabad / Chief Operating Officer	2003
82	RAMPAL, ASHOK KUMAR	Vice President- Pharma Research & NDDS	54	7,156,755	M.PHARM.	28	03/06/97	Ranbaxy Lilly Co. / Director-Pharma Research	1996
83	RANGARAJAN, S.	Director- Quality Assurance (API)	57	3,853,677	M.Sc.	34	03/09/93	United Breweries Limited / Manager-Quality Assurance	1990
84	RAVEENDRAN, B.	Head- Logistics and Commercial	53	3,038,900	B.A.	32	27/04/04	Parke-Davis & Pfizer / Controller-Distt	1998
85	RAY, ABHIJIT (Dr.)	Director-Pharmacology	47	3,142,857	M.PHARM., M.Sc., Ph.D.	23	31/07/95	University of Ottawa / Post-Doctorate	1992
86	SACHDEVA, RAJBEER SINGH	Director-Legal	40	2,858,201	B.Sc., LL.M.	16	04/03/98	Essar Telecom Ltd / Manager-Legal	1996
87	SAHA, NILANJAN (Dr.)	Head-Clinical Pharmacology and Development	44	4,814,717	M.B.B.S., M.D., D.M.	12	01/10/04	Dabur Research Foundation, Sahibabad / Head-Clinical Research	2002
88	SAIGAL, MUNISH	Director-Forex Operations	52	3,873,262	M.Sc. (H)	27	29/09/95	Brisk Foreign Exchange Company / Vice President	1993
89	SAINI, KULVINDER SINGH (Dr.)	Director-Biotechnology	50	4,778,725	M.Sc., Ph.D.	18	13/05/02	Alphagene Inc. MA, USA / Associate Director	2000
90	SANDHU, GURPREET	Director-API Marketing	41	2,868,702	B.Sc. (H), M.B.A.	19	02/08/04	Matrix Lifesciences AG (Zurich) / Vice President	2003
91	SENTHILNATHAN, ANAND *	Regional Manager	41	6,939,481	B. Science with Post Graduation in Marketing	19	01/01/02	Mega Product Ltd. / International Marketing Manager	1999

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remune-ration (Rs.)	Qualifications	Experi-ence (Years)	Date of Appoint-ment	Last Employment/ Designation Held	Last Employment Since
92	SETHI, VIJAY	Director-Business Solutions	39	3,960,530	B.TECH., P.G.D.I.E., P.G.D.M.M., CISA	17	31/07/96	Tata Consultancy Services/ Assistant Consultant	1989
93	SHARMA, DEBAJIT SEN	Regional Financial Controller, India Region	42	2,473,783	B.COM., C.A.	16	01/11/01	Reckitt Benckiser (I) Ltd. / Finance Manager	1992
94	SIBAL, RAJEEV	SBU Head-Solus	38	2,484,174	B.Sc., B.Ed.	16	01/01/03	Lupin Laboratories Ltd. / Regm. Mgr.	1990
95	SIM, KOH OON *	Head - Business Development	41	6,062,012	B.Sc.Pharm. (NUS-S'pore)	18	01/09/02	ICN Pharmaceuticals/ Sales & Mkt. Director - ASEAN	1999
96	SINGH, ADITYA	Director-Corporate Human Resources & Global Consumer Healthcare	42	4,859,995	M.A. (Economics)	17	22/11/04	Colgate-Palmolive (India) Ltd. / Manager-Corp IR & HR Generalist	1994
97	SINGH, BHUPENDRA *	FWA Business Manager	36	2,966,084	M.B.A., Marketing Management, B.Sc. Physics, Certificate de Francaise;	7	15/10/99	Core Healthcare Ltd. / Manager Exports	1994
98	SINGH, GURSHARAN *	Country Manager	38	3,070,183	B.Sc. (Maths), M.Sc. (Pre – Maths)	14	01/10/02	Unichem Laboratories Ltd. / Country Manager	1998
99	SINGH, HARPREET *	General Manager Finance	40	6,444,169	B.Com., C.A.	15	01/06/91	None	–
100	SINGH, HARSHARAN	Director-Taxation	45	3,627,307	B.COM., C.A.	23	13/11/85	Sethi & Mehra / Article Clerk	1982
101	SINGH, MALVINDER MOHAN	CEO and Managing Director	34	65,749,981	B.A., M.B.A.	13	25/05/98	Merrill Lynch, Singapore / Summer Associate, Corp. Finance	1997
102	SINGH, MANINDER	Vice President-Global Treasury and Insurance	43	4,822,323	B.COM.(H), C.A.	18	17/10/88	Harji Engineering Works (P) Ltd. / Finance Manager	1988
103	SINGH, RAJAN BIR	Director-Systems	46	3,122,248	B.Sc.(Elect.Engg.), P.G.D.C.A.	23	17/01/94	Wipro Infotech Limited / Area Support Manager	1990
104	SINGH, RAJENDER	Associate Director-DRA	39	2,419,657	M.PHARM.	14	03/03/93	Systopic Laboratories Pvt.Ltd. / Production Development Executive	1993
105	SINGH, V.K.	Director-Business Development	39	2,987,579	B.C.E., M.I.B.	18	03/04/00	G.Premjee Trading Limited/ Marketing Manager & Vice President	1994
106	SINGLA, AJAY KUMAR	Associate Director - Pharma Research	37	2,438,035	M.PHARM.	14	23/06/99	Knoll Pharmaceuticals Ltd., Goa / Product Development Executive	1996
107	SINHA, K.D. (Dr.)	Director-Works	51	2,442,034	M.TECH., Ph.D. (TECH)	28	02/11/88	Johnson & Johnson / Technical Executive	1994
108	SOBTI, ATUL	Chief Operating Officer and Whole time - Director	52	12,243,718	B.A.(H), P.G.D.B.M.	30	17/10/05	Hero Honda Motors Ltd / Sr.VP-Sales & Mktg./ Exec.Director-Bus.Ops.	1998
109	SONI, RAVI KUMAR *	Country Manager	39	8,760,243	B. Pharm., M.B.A.	17	01/06/90	None	–
110	TEMPEST, BRIAN W. (Dr.)	Chief Mentor and Executive Vice Chairman	59	49,674,867	B.Sc.(H) Chem., Ph.D. in Polymer Chem.	35	01/04/01	Fisons / Worldwide Commercial Operations Director	1992
111	THAKAR, PRAPHULLA *	Plant Manager	39	2,964,486	B. Pharmacy	17	04/11/89	Plethico Labs / Production Chemist	1999
112	THYE, KEVIN TAN KENG *	Regional Head-Human Resources, Asia Pacific	47	5,682,974	M.B.A., B.Sc., Diploma P.Mgt.	25	24/10/05	Guoco Land Ltd. / Group HR Head	2004
113	TRIVEDI, JAYESH S.	Head-Outsourcing	49	2,662,991	B.PHARM.	27	19/08/04	Nicholas Piramal (I) Ltd / Vice President-Outsourcing	1986
114	UPADHYAY, DILIP J. (Dr.)	Associate Director-Microbiology	44	2,552,072	M.Sc., Ph.D.	22	02/06/03	Wockhardt Ltd / Dy.Chief Res.Sc.	1998
115	UPENDRA, UDAI	Vice President-Global Human Resources	54	10,673,832	B.B.A.(BHU), M.B.A.	35	16/04/01	Colgate Palmolive India Limited / Vice President-Human Resources	1992
116	VARGHESE, BIJU	General Manager-Legal	35	2,849,438	B.A., LL.B, M.L.L., D.I.C.L.	9	19/05/05	Norton Rose International Law Firm / Lawyer	2004
117	VASUDEVA, TAVINDER JIT SINGH *	Country Manager	48	7,935,864	Pharmacist	28	03/08/93	Glaxo Laboratories Ltd. / Regional Sales Manager	1978
118	VIJ, A.K.	Director-Blue-R & Maxxim	56	3,136,596	B.Sc., D.O.O.P., D.I.E.M.	36	03/04/03	Cadila Pharmaceuticals Ltd / Head-SBU (Generics & Vat.)	1996
119	VISWANATHAN, K.Y. *	Area Manager: North Africa	34	4,249,367	M.Sc.(H), P.G.D.M.	10	03/06/96	None	–
120	VOLPINA, NATALIA *	Business Manager -Ethical	41	3,886,210	M.B.B.S.	15	01/03/05	Schering Plough Ltd. / Marketing Manager	1995
121	WAGLE, PRAKASH G.	Director-Environment, Health & Safety	53	3,968,202	B.TECH.	31	01/03/04	ICI India Limited / Corp.Engg. & SHE Manager	2000
122	YAGNIK, BHAGWAT	Vice President-Global Human Resources	48	5,484,575	B.Sc., M.A. (Psychology), M.PHIL.	19	02/01/03	Biological E.Limited / Director-Corporate Affairs	1999

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
B.	**EMPLOYED FOR PART OF THE YEAR**								
1	AHLUWALIA, LALIT	Vice President- Business Finance	55	6,359,589	B.COM., C.A.	30	09/04/01	The Gillette India Limited/ Director-Projects	1992
2	BAJAJ, NITISH	Senior Brand Manager	33	965,470	B.TECH., P.G.D.M.	12	30/06/03	Heinz India Pvt Ltd/ Product Manager	1998
3	BALACHANDRAN, SARALA (Dr.)	Group Leader	43	465,352	M.Sc., Ph.D.	21	03/06/02	V.Polytechnic Inst./Researcher	1999
4	BHOLE, ABHAY	General Manager-International Marketing Development	36	441,203	B.E., M.B.A.	13	30/09/02	Concep Pharmaceuticals Limited/ GM-Exports	2002
5	BISHEN, SHYAM (Dr.)	Vice President-Strategy Planning and Development	46	8,216,832	Ph.D., M.B.A.	17	12/04/05	Henry Schein, Inc./Vice President, Business Development	2003
6	BRISKMAN, DAVID	Vice President and Chief Information Officer	41	3,932,716	MEOR&IE, M.B.A.	18	07/08/06	Schering-Plough Corporation, New Jersey and Singapore/ Director, Global ERP Centre of Excellence	2002
7	CHABLANI, MADHAV	Head-Information Security	41	1,679,646	B.E.	19	07/05/06	NIIT Technologies/ Practice Leader, Sr.Proj.Manager	2003
8	CHATTERJEE, JOYEETA LASKAR	Senior Manager- Human Resources	35	927,488	B.A., D.L.L., M.P.M.	12	01/08/02	Xansa (India) Limited/ Manager-HR	2000
9	CHOPRA, SANJAY	Senior Manager- Research Information	32	656,995	D.C.E.	11	01/11/04	Sapient Corporation, Gurgaon/ Senior Software Engineer	2004
10	DEKA, SIVANI SARMA	Group Brand Manager- Super Specialties	31	224,408	B.Sc., P.G.D.B.A.	8	29/09/03	Nicholas Piramal (I) Ltd/ BDO	1998
11	DESHPANDE, S.P.	Senior Manager-Production	47	379,356	M.PHARM.	24	22/01/92	BAIF Labs. Ltd./Prod.Exec.	1988
12	GADI, JAGDISH KUMAR	Director-Internal Audit	56	589,534	B.COM.(H), C.A.	31	01/03/04	Walker, Chandiok & Company/ Sr.Audit Manager	1987
13	GAIND, V.K.	General Manager- Manufacturing	58	4,333,863	B.Sc.	38	15/04/74	Hypine Carbons Limited/ Production Foreman/ Shift Incharge	1970
14	GUPTA, AMITABH	Vice President- M&A and Business Analysis	44	3,609,128	B.COM.(H), C.A., I.C.W.A.	20	03/04/06	TeleTech India (jt.Venture between Bharti Group and TeleTech of US)/ Chief Finance Officer	2003
15	GUPTA, NARESH	Senior Manager- Information Systems	43	889,662	P.G.M.E., A.M.I.E.	23	30/08/91	Hero Honda Motors Limited/ Engineer Purchase	1985
16	KANT, JOYDEEP (Dr.)	Vice President- Chemical Research	49	8,060,504	M.Sc., Ph.D.	18	10/04/06	Bristol Myers Squibb/ Site Director	2004
17	KAPUR, VIVEK	Group Leader	36	1,051,889	M.PHARM.	13	07/08/96	J.K.Pharmaceuticals/ Assistant Consultant	1996
18	KHERA, BRIJ (Dr.)	Director-Intellectual Property	48	1,855,831	M.Sc., M.PHIL, Ph.D.	22	12/08/84	None	-
19	KSHIRSAGAR, VIJAY U.	Director- Quality Assurance (Pharma)	50	1,952,541	M.Sc., D.B.M.	32	19/02/01	Sun Pharmaceuticals Limited/ Head-Quality	1997
20	LAHIRI, SASWATA (Dr.)	Group Leader	38	589,213	M.Sc., Ph.D.	8	16/04/01	Lupin Laboratories Limited/ Scientist	2001
21	MADAN, SAMEER	General Manager-Finance	41	1,858,635	B.COM.(H), C.A.	16	09/10/95	Empire Finance Company Limited/ Manager M.B.D	1995
22	MALHOTRA, ATUL	Presdent - North America	51	9,728,168	B.TECH.	30	16/04/01	Hindustan Lever Limited/ Category Development Manager	1976
23	MANCHANDA, A.C.	General Manager- Manufacturing	53	2,316,979	M.TECH., DIF	27	07/05/96	Lupin Chemicals Limited/ Senior Manager-Production	1992
24	MEHTA, KAMAL	Group Leader	36	862,954	M.PHARM.	12	25/09/01	Orchid Healthcare/ Asstt.Manager-Formulations	1999
25	MISRA, CHANAKYA	Senior Manager- Marketing & Sales (LifeCare)	32	1,261,169	B.PHARM., M.B.A.	9	13/03/00	Glaxo India Limited/ Product Manager	1997
26	MITRA, MOLOY	Associate Director- Analytical Research	45	1,727,742	M.Sc.(CHEM.)	21	03/03/85	None	-
27	MITTAL, P.K.	Senior Manager-Warehouse	58	1,332,859	DIP. IN M.E.	37	05/07/88	H.P.Labellette (India) Pvt.Ltd./ Factory Suprintendent	1987
28	MOITRA, RAJARSHI M.	Manager-Human Resources	27	228,243	B.Sc., M.A. (TISS)	3	02/06/03	None	-
29	NAGAPRASAD, V.	Associate Director- Pharma Research	39	981,456	M.PHARM.	14	05/06/00	Dr.Reddy's Laboratories Limited/ Assistant Manager	1997
30	NAIR, B.S. (Dr.)	Head-Medical Services	46	1,539,362	M.B.B.S.	17	01/09/02	Croslands/GM-Medical Services	1999
31	NATARAJAN, M.	General Manager- Business Solutions	50	1,462,479	B.COM.	29	16/01/86	Zuari Agro Chemicals Ltd./ Accounts Asstt.& Supply and Distribution Supervisor	1976

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
32	NATRAJAN, SREEVATSA G.	General Manager-Project Management	33	905,316	M.Sc., B.PHARM.	7	11/09/06	Vertex Pharmaceuticals, Cambridge / Senior Program Manager	2006
33	PANT, NEERAJ	General Manager-Regulatory Affairs	39	2,476,271	M.PHARM.	14	13/08/03	Pfizer Limited / Manager-Regulatory Affairs	2002
34	PANT, NEETI	Group Leader	35	471,519	M.PHARM.	9	01/07/97	None	-
35	PRAKASH, S.M.	Senior Manager-Project Management	36	435,258	M.Sc., M.B.A.	10	25/08/03	Royal Indian Raj (India) Enterprises Pvt Ltd / Manager-Bus.Devp.	2003
36	PURI, SANDEEP	General Manager-Accounts and Commercial	44	2,347,268	B.COM., C.A.	16	01/02/91	Jupiter Investments Pvt Ltd. / Officer Trainee	1990
37	RAJURKAR, ANIRUDDHA P.	Senior Manager-Therapy Marketing	35	413,976	M.PHARM., M.B.A.	11	20/04/04	Alembic Limited / Marketing Manager	1999
38	RAMADURAI, G.	Manager-Information Systems	44	476,187	B.A.(ECO.)	22	05/06/85	Complete Export / Assistant	1984
39	RAMESH, BHARATHI	Group Leader	39	241,442	M.Sc.	16	24/12/04	Dr.Reddy's Labs Ltd / Manager	2004
40	RAMESH, R.	General Manager-Global Sourcing	42	850,630	B.COM., DIP INT TR	22	16/01/89	N.T.P.C. Limited / Steno Typist	1986
41	RAVI, H.V.	General Manager-Sales	42	2,489,531	B.Sc.	22	01/01/05	Croslands Res.Labs. Ltd / Head-Sales	1985
42	SABNIS, MANISH	General Manager, Sales	37	1,711,549	B.E, M.M.S.	16	16/08/04	Britania Industries Ltd / National Sales Manager (Dairy Products)	2002
43	SAWHNEY, GIRISH (Dr.)	Group Leader	33	702,576	M.B.B.S., M.D., D.N.B.	8	06/01/05	Bexter india Ltd. / Clinical Specialist	2002
44	SENGUPTA, RUMA	Senior Manager-Consumer Insight	32	728,786	M.A. (ENG.)	13	13/02/02	ORG-MARG Research Limited / Marketing Manager	2000
45	SETHI, AMITABH	Senior Manager-Finance	35	825,099	B.COM.(H), C.A.	12	23/04/01	Ballarpur Industries Limited / Manager-Internal Audit	1999
46	SHARMA, MOHAN	Director-Human Resources (Global Manufacturing)	50	2,515,577	B.Sc., LL.B, Dip.in T&D, M.P.M.	27	30/01/04	Lupin Ltd, Mumbai / VP-HR	1981
47	SINGH, PRAMOD K.	Senior Manager-Production	41	381,743	M.PHARM.	16	25/12/89	None	-
48	SINGH, VIJENDER	Regional Sales Manager (North)	39	758,023	B.Sc., M.B.A. (Part-Time)	18	09/07/02	Bausch & Lomb (I) Limited / Area Manager	2000
49	SINGLA, SANDEEP	Category Manager-VMS, Consumer Healthcare India	37	452,403	B.E.(Elect.), P.G.D.B.M.	12	08/11/06	Dabur India Ltd / Category Manger VMS	1998
50	SONANIS, MANOHAR C.	Group Leader	42	870,963	M.Sc. (ORG.CHEM.)	19	09/01/96	Lupin Laboratories Ltd / Senior Analytical Development Executive	1996
51	SONI, RAJEEV (Dr.)	Associate Director-Molecular Biology (NDDR)	39	649,989	B.Sc., M.S. (Biotechnology), Ph.D.	11	01/07/02	Naval Research Laboratory, Washington, DC, USA / Research Assistant Professor	2001
52	SRIRAM, B.	Director-International Marketing Development	45	2,020,723	M.Sc., M.M.M.	21	12/10/99	Themis Chemicals Limited / Marketing Manager	1985
53	SRIVASTAVA, SAURABH KR.	Senior Manager-Projects	42	374,501	B.Sc., B.TECH.	17	24/01/94	Hindustan Antibiotics Limited / Process Engineer	1988
54	SUBRAMANI, G.	General Manager-Project Crusoe	43	937,903	M.Sc., M.A.M.	21	19/01/04	Dabur Pharma / General Manager-Supply Chain & Procurement	2003
55	SURI, S.K.	General Manager-Contract Manufacturing	50	1,734,675	B.Sc.	29	03/10/77	None	-
56	VENKATESH, K.	Strategic Business Unit Head-Rexcel	44	1,083,324	B.Sc.	24	19/06/03	Glenmark / GM-Sales & Marketing	2002
57	VENUGOPAL, M.GIRIDHAR	Area Director-Rest of LATAM	39	2,592,276	M.M., M.PHARM.	16	15/06/98	Knoll Pharma / Group Product Manager	1996
58	VIJAN, TARUN (Dr.)	Director-Pharma Research	43	1,508,420	M.PHARM., Ph.D.	20	28/06/04	Morepen Laboratories Ltd / VP-Product Business Devp.	2001
59	VIJAYARAHAVAN, B. (Dr.)	Director-Intellectual Property	43	3,328,886	M.Sc., Ph.D.	16	27/08/90	None	-
60	WALIA, SUNEET	Director-Research Information	40	3,468,420	B.COM., C.A., C.P.A.	18	01/11/05	Ranbaxy Inc., US / Exec.Director-IS	1996

* Employees working overseas (remuneration paid converted into Indian Rupees)

\# Employees separated on 31.12.06

Notes : 1. The nature of employment in all cases is contractual.

2. Gross Remuneration excludes contribution to Gratuity Fund.

3. None of the employees is related to any of the Directors of the Company except Mr. Malvinder Mohan Singh, who is related to Mr. Harpal Singh & Mr. Shivinder Mohan Singh, Directors of the Company.

RANBAXY
LABORATORIES LIMITED

Registered Office : A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160 055 (Punjab)

ATTENDANCE SLIP

46th Annual General Meeting
May 31, 2007

DP ID ....
Folio No./Client ID ....

Full Name of the Shareholder / Proxy attending the meeting

....

(First Name) (Second Name) (Surname)

FIRST HOLDER / JOINT HOLDER/PROXY
(Strike out whichever is not applicable)

FULL NAME OF FIRST HOLDER.................................... ....
(If Joint Holder / Proxy attending) (First Name) (Second Name) (Surname)

....
Signature of the Shareholer / Proxy

Please note that no gifts / Company products will be given at the meeting

---

RANBAXY
LABORATORIES LIMITED

Registered Office : A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160 055 (Punjab)

PROXY FORM

DP ID ....
Folio No./Client ID ....

I/We .... of ....

....
(Full Address)

in the State of .... being a member(s) of Ranbaxy Laboratories Limited

hereby appoint ....
(Name in Blocks)

of .... in the State of .... or failing
(Address)

him/her .... of ....
(Name in Blocks) (Address)

In the State of as my / our proxy to vote for me / us and on my / our behalf at the 46th Annual General Meeting of the Company to be held on Thursday May 31, 2007, at 11.00 A.M. at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, Sahibzada Ajit Singh Nagar (Mohali) - 160 062, Punjab and at any adjournment thereof.

As WITNESS my / our hand / hands is / are affixed this .... day of .... 2007.
(Date) (Month)

Affix
30 Paise
Revenue
Stamp

Signature...

Note : 1. The proxy need not be a member of the Company.
2. The proxy form duly signed across 30 paise Revenue Stamp should reach the Company's Registered Office at least 48 hours before the time of the meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NOS. 6 & 7

Mr. Atul Sobti, Chief Operating Officer, was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956, and the Articles of Association of the Company (the Articles) effective January 18, 2007, and holds office upto the date of this Annual General Meeting. The Company has received a notice alongwith requisite fee from a member under Section 257 of the Companies Act, 1956, proposing his candidature as a Director of the Company.

The Board appointed Mr. Sobti as Whole-time Director of the Company effective January 18, 2007, for a period of five years on the terms as set out in the Resolution.

Aged about 52 years, he is an alumnus of the Indian Institute of Management, Ahmedabad and is an Honors Graduate in Economics from Delhi University. He joined the Company in October 2005, as the President-India, Middle East, Asia Pacific and Global Consumer Healthcare business. Prior to joining Ranbaxy, he was the Executive Director, Sales, Marketing, Finance and HR at Hero Honda Ltd. He has notched up many successes during his career over 30 years, spanning diverse industries such as Durables, Information Technology and Automobiles. He has a meritorious track record, and experience of managing large business operations.

In terms of the Articles, he being a Whole-time Director will not be subject to retirement by rotation.

The remuneration as set out in the Resolution is in accordance with the provisions of Schedule XIII to the Companies Act, 1956.

He is not holding Directorship in any other company.

He holds 1100 Equity Shares of Rs. 5 each of the Company as on the date of this Notice.

Nature of expertise in specific functional area - General Management.

The Board recommends the Resolution for approval of members.

Mr. Sobti is interested in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

This should be considered as an abstract of the terms of appointment and payment of remuneration to Mr. Sobti as Whole-time Director and a memorandum as to the nature of the concern or interest of the Director as required under section 302 of the Companies Act, 1956.

ITEM NO. 8

Members at the Annual General Meeting held on June 28, 2006, approved the appointment and terms thereof including remuneration payable to Mr. Malvinder Mohan Singh as the Chief Executive Officer and Managing Director of the Company for a tenure of five years effective January 18, 2006.

The ceilings of remuneration for Mr. Malvinder Mohan Singh are proposed to be revised keeping in view the following:

- Ranbaxy's business operations spanning over 125 countries, an expanding international portfolio of subsidiaries, joint ventures and alliances, ground operations in 49 countries, manufacturing operations in 9 countries and international markets comprising 79% of total revenues.
- Onerous responsibilities and multitude of challenges in overseeing and managing growth (both organic and inorganic) and in synergizing complex operations in increasingly dynamic and competitive environment in diverse markets across the globe.
- Providing leadership at the helm of a global organization with people from 51 divergent nationalities and cultures.
- Current and emerging remuneration practices and trends for similar positions in the corporate sector in India and in the Pharmaceutical Industry globally.

The Board has been authorized to fix actual remuneration within the ceilings specified in the Resolution. The proposed ceilings would be applicable for the remaining tenure of appointment of Mr. Malvinder Mohan Singh. All other terms and conditions of his appointment remain unchanged. The revised ceilings on remuneration as proposed are within the applicable limit under Schedule XIII to the Companies Act, 1956.

The Board recommends the Resolution for approval of members.

Mr. Malvinder Mohan Singh is interested in the proposed Resolution. Mr. Harpal Singh and Mr. Shivinder Mohan Singh, being related to him, may be deemed to be interested in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

The Notice read with the Explanatory Statement may be treated as an abstract of the variation in the terms of remuneration to Mr. Malvinder Mohan Singh as required to be circulated under Section 302 of the Companies Act, 1956.

By Order of the Board

Place : Gurgaon
Dated : April 10, 2007

S.K. PATAWARI
Company Secretary

Brief Résumé and other information in respect of Nor -Executive Directors seeking re-appointment at the Annual General Meeting :

Mr. Vivek Bharat Ram

Mr. Vivek Bharat Ram aged about 63 years, holds a B.S. Industrial Engineering degree from the University of Michigan, Ann Arbor, Michigan, USA. He hails from a reputed industrialist family and is currently Chairman of Shriram Global Enterprises Ltd. and New Horizons India Ltd. He joined the Board of Directors of the Company in the year 1992.

He is a member of the following committees of the Board of Directors of the Company :

1. Management Committee
2. Compensation Committee
3. Science Committee
4. Shareholders' / Investors' Grievance and Share Transfer Committee
5. ESOPs Allotment Committee

He is a Director and member of Committees of the Boards of the following other companies:

Directorship	Member of Committees of the Boards
Shriram Global Enterprises Limited } Chairman	New Horizons India Ltd.
New Horizons India Limited } Chairman	- Audit Committee - Chairman
DCM Services Limited	
DCM Anubhavi Marketings Private Limited	
Jamnua Finance Private Limited	
Beas Farms Private Limited	
Achal Finance Private Limited	

He does not hold any shares of the Company.

Nature of expertise in specific functional area - Corporate business and commercial

Dr. P. S. Joshi

Dr. P. S. Joshi aged about 59 years, holds an MBBS degree from Medical College, Amritsar and an MD degree in Medicine & Cardiology from Maulana Azad Medical College, Delhi. He is a Fellow of The Royal College of Physicians, UK, The American College of Cardiology, Royal College of Physicians (Edinburgh) and Cardiology Society of India. He has over 36 years of experience in medical profession in India and abroad. He joined the Board of Directors of the Company in the year 1995.

He is an eminent Cardiologist and is Director of Maharaj Sawan Singh Charitable Hospital, Beas (Punjab).

He is Chairman of the Science Committee of the Board of Directors of the Company:

He is a Director and member of Committees of the Boards of the following other companies :

Directorship	Member of Committees of the Boards
Fortis Healthcare Limited	Fortis Healthcare Ltd.
Escorts Heart and Super Speciality	- Audit Committee
Hospital Limited	- Remuneration Committee
Escorts Heart Centre Limited	Escorts Heart and Super Speciality
Escorts Hospital and Research Centre Limited	Hospital Ltd.
Fortis Financial Services Limited	- Audit Committee
	- Remuneration Committee

He does not hold any shares of the Company.

Nature of expertise in specific functional area - Cardiology.

Mr. Vivek Mehra

Mr. Vivek Mehra aged about 52 years, holds a B.Com (Hons.) degree from Shriram College of Commerce, Delhi University and is a fellow member of the Institute of Chartered Accountants of India, in practice for the last 28 years. He is Executive Director of PricewaterhouseCoopers Pvt. Ltd. In the past he has been a Director on the Boards of Union Bank of India for 6 years and Punjab & Sind Bank for 4 years.

He is a member of the Audit Committee of the Board of Directors of the Company.

He is a Director on the Boards of the following other companies :

Directorship

PricewaterhouseCoopers Pvt. Ltd.
Coopers & Lybrand Pvt. Ltd.
Coopers & Lybrand (India) Pvt. Ltd.
Support Services Management (India) Pvt. Ltd.

He does not hold any shares of the Company.

Nature of expertise in specific functional area - International taxation, joint venture consultancy and regulatory matters

Key Markets - Dosage Form Sales (2006)


US $ Mn
Europe*
↑23%
North America
↑18%
Asia
↑19%
ROW
↑22%
332
391
367
133
*Including CIS
ROW : Rest Of the World

Global Sales


US $ Mn
1,178
1,339
2006
2005

Profit After Tax


US $ Mn
60
114
2006
2005



CONTENTS

Chairman's Message 2

CEO & MD's Message 4

COO's Message 8

Key Markets Review 10

Therapy Focus 14

Research & Development 16

Financial Review 18

Corporate Social Respons bility & Environment, Health & Safety 19

Corporate Governance 21

CEO & CFO Certificate 28

Board of Directors 29

Report of the Directors 30

Ten Years at a Glance 42

Auditors' Report 43

Financial Statements of Ranbaxy

- Standalone 46
- Consolidated Indian GAAP 71
- Consolidated US GAAP 93



THE GOAL IS IN SIGHT

Global pharma companies are experiencing an ever-shifting landscape ripe with challenges and opportunities. In this challenging environment, Ranbaxy is enhancing its reach and leveraging its competitive advantages to become a top global player.

CHAIRMAN'S MESSAGE

Dear Shareholders,

I am happy to report that your Company has shown a significantly improved performance during 2006. Your Company recorded global sales of US $ 1339 Mn, with a net profit of US $ 114 Mn. The Company realigned its strategies to combat the pressure on margins in its key markets and also embarked on major cost-reduction initiatives across all functions, which have had a positive impact on the performance of the Company.

As will be seen in the messages from the Chief Executive Officer & Managing Director, and the Chief Operating Officer, which follow this message, the Company's top line and bottom line have both shown substantial improvement in 2006, relative to the preceding year. Important markets, notably India, US, Eastern Europe, Russia, Africa and South East Asia, have recorded encouraging performances. Some markets however, experienced pricing pressures due to changing dynamics witnessed by the global healthcare industry.

During the year, the R&D function has shown distinct improvement in terms of productivity and cost efficiency, as well as the development of generic equivalents of new molecules which will be coming off patent. More focused effort is also underway, vis-à-vis New Drug Discovery Research (NDDR). Inclusion of the Oncology segment in the NDDR agenda of your Company, reflects a desire to be present in a very important and fast-growing therapeutic segment. Seeking synergies from discovery alliances with other leading pharmaceutical research organizations, reflects your Company's growing commitment towards drug discovery.

The Company is focusing on nurturing its human resources optimally. Thus, attention is being given to not only the development of high performers, but also to the career needs and aspirations of every single person working in the Company, irrespective of their hierarchical position. We believe, only when a person perceives that the Company wants to specifically promote his or her welfare by providing appropriate guidance, training and growth opportunities, in line with that person's potential, will a sense of deeper staff commitment to the Company ensue

Your Company is engaged in promoting a caring and receptive culture of open communication, that encourages sharing of ideas and constructive criticism to bring about innovation and positive change.

As a Corporate leader aiming at becoming a respected player in the global pharmaceutical space, based on its vertically integrated production and research competencies, your Company constantly strives towards benchmarking its internal work processes against global best practices. This will have to be a continuing effort, since the global benchmarks tend to become more stringent with technological advances, on the one hand, and increase in transparency and reporting requirements, on the other.


Productivity
Cost Efficiency

During the year, the R&D function has shown distinct improvement in terms of productivity and cost efficiency.

As a Corporate leader aiming at becoming a respected player in the global pharmaceutical space, your Company constantly strives towards benchmarking its internal work processes against global best practices.



Board of Directors

Standing (left to right) Mr Ramesh Adige, Mr Vinay K Kaul, Mr Ravi Mehrotra, Dr Brian W Tempest, Mr Vivek Bharat Ram, Dr P S Joshi, Mr Malvinder M Singh, Mr Surendra Daulet-Singh, Mr Shivinder M Singh, Mr Atul Sobti

Sitting (left to right) Mr Nimesh Kampani, Mr Harpal Singh, Mr Tejendra Khanna, Mr Vivek Mehra, Mr Gurcharan Das

I wish to thank Ranbaxy staff at all levels, from the shop-floor up to the top management, for their value-based commitment to duty and the proper and diligent discharge of their assigned functions, which have contributed collectively to the Company's substantially improved performance in 2006. I offer them my best wishes for their continued, ethical, energetic and diligent application to their duties, while maintaining a happy and healthy work-life balance.



I would like to take this opportunity to also thank all stakeholders, including financial institutions, institutional and retail investors and other stakeholders, for supporting the Company through both good and difficult times. I have no doubt that their confidence and support will be well redeemed by the Company's Management, in the years ahead.

Tejendra Khanna
*Chairman**
March 29, 2007

** Mr. Tejendra Khanna has been appointed as the Lt. Governor of Delhi (India). As a consequence, he stepped down from the position of the Chairman and Director on the Board of the Company on April 8, 2007.*

Your Company is engaged in promoting a caring and receptive culture of open communication that encourages sharing of ideas and constructive criticism, to bring about innovation and positive change.

BUSINESS BEYOND BENCHMARKS



Our unwavering determination to achieve excellence leads us to new global benchmarks. Our continued endeavor to deliver value coupled with our compelling ambition to be a global leader propels us on the path of leveraging innovation each day.

CEO & MD's MESSAGE

Dear Shareholders,

The year 2006 has been an important milestone in the steady progress of our Company towards global leadership. We took significant strides towards accentuating our competitive position as a leading generic pharmaceuticals company. We have successfully executed a balanced and optimized growth strategy by capitalizing on a mix of organic and inorganic opportunities. Simultaneously, we are investing and focusing on all aspects of innovation, delivery and costs, so as to sharpen our fundamental strengths to lend further momentum to the growth of the businesses in the future

The environment of the global generics business remained dynamic, punctuated equally by opportunities and challenges across the globe. The Company, in 2006, witnessed a strong all-round performance across geographies. It was an exciting period for us as our concerted efforts resulted in global sales in excess of US $ 1.3 Bn, reflecting a growth of 17%. We met expectations set out at the beginning of the year and the profitability of our business rebounded strongly over 2005, with an 8% expansion in operating margins, and a doubling of the Profit after Tax for the year. Our business has progressed well with R&D delivering a strong pipeline, enabling future growth. We have ensured that our costs remained flat after absorbing the sales expansion. The nine M&A deals we concluded since the beginning of 2006, encompassing the front and back ends of the business, have helped to accentuate our strategic and operating advantages. During the course of the year, a significant growth momentum has been built into our operations across all facets of the organization.

Global Generics Market

The market growth over the last year has been driven by a number of key patent expiries of a sizable value. At the same time many markets remained dynamic on account of changing healthcare regulations and policies.

Looking ahead in the medium term, the outlook on generics



Left to right: Mr Atul Sobti, Chief Operating Officer; Mr Ramesh Adige, Executive Director, Corporate Affairs & Global Corporate Communications; Mr Pushpinder Bindra, President & Chief Technical Officer; Mr Peter Burema, President, Global Pharmaceutical Business; Mr Dipak Chattaraj, President, Corporate Development


17%
Sales
US $ 1.3 Bn

It was an exciting period for us as our concerted efforts resulted in global sales of over US $ 1.3 Bn, reflecting a growth of 17%.

We concluded nine M&A deals, amounting to a value close to US $ 450 Mn. These acquisitions have significantly expanded our presence in emerging and profitable markets, such as Romania and South Africa.


Terapia | RANBAXY


2006
Others 8.6%
Developed 42.3%
Emerging 49.1%

Global Markets Mix


India 21.0%
N. America 31.3%
ROW 15.4%
Europe* 32.3%

Growth Contribution

*Including CIS

remains positive and strong. The generics segment in the top eight pharma markets, is expected to witness double digit growth, well supported by the pipeline of products going off patent. Also, we expect the emerging markets to assume a larger role in the overall growth of pharmaceuticals, driven by growing per capita income, better availability of healthcare and the need for treatment associated with chronic and lifestyle diseases.

These trends augur well for us. With critical business size in the developed markets, our Company is well poised to harness the existing market potential. Simultaneously, our strong presence and greater focus on the emerging markets enables us to leverage the upcoming growth prospects in these markets.

Consolidation Drive

The hectic pace of M&A activity witnessed over the last two years has clearly been the most significant trend shaping the pharmaceuticals industry, including generics. We have taken this opportunity to strategically drive our inorganic growth plans and strengthen all aspects of business. We concluded nine M&A deals amounting to a value close to US $ 450 Mn. Our consistent endeavor across all our inorganic activities through financially viable and EPS accretive opportunities are aimed at enhancing shareholder value. These acquisitions have significantly expanded our presence in emerging and profitable markets, such as Romania and South Africa. We have supplemented our organic growth plans in upcoming markets, such as Spain, Italy and Belgium, through the acquisition of product baskets and created an avenue in the high potential therapy segments of Oncology




91% of

Dosage Form sales constitute 91% of global sales. The overseas markets constitute 79% of the total sales.

Left to right: Mr Ram S Ramasundar, President & CFO; Dr Himadri Sen, President, R&D (Generics & NDDS); Mr Jay Deshmukh, Sr Vice President, Intellectual Property; Dr Pradip Bhatnagar, Sr Vice President, New Drug Discovery Research; Mr Satish Chawla, Vice President, Global Internal Audit; Mr Bhagwat Yagnik, Vice President, Global Human Resources

Our people have consistently risen above all challenges, maximized opportunities and positioned Ranbaxy as a leader in the global generics industry.

and Bio-generics. We have further strengthened our vertical integration capabilities and our fermentation capacities through the acquisition of Cardinal Drugs and a strategic stake in Krebs Biochemicals, both in India. We also invested in a specialized delivery technology, during the year.

Strengthening Innovation



Innovation is the life force that drives our organization, its pursuit is enshrined in our mission and is fundamental to value generation and growth in our business. Our efforts on this front have been targeted at extending the productivity of our innovation cycle, while optimizing cost structures. Thus, during the year, we ensured a robust product flow into our key markets and lowered R&D costs by 20% over last year. We continued to work towards new alliances with big pharma companies to expand and leverage our New Drug Discovery Research (NDDR) program. To this effect, we entered into a new multiyear R&D agreement with GSK, which provides Ranbaxy expanded drug-development responsibilities and the prospects of significant financial returns, in terms of milestones and royalties, going forward.

Responsible Corporate Citizen

We remain cognizant of the increasing burden of neglected diseases and are committed to reducing their impact on mankind. We have worked tirelessly to create greater access to affordable and new generation HIV / AIDS drugs, and have developed and filed the first set of medicines for pediatric use. Today, Ranbaxy is providing to patients in over 50 countries across the world, a wide range of generic ARVs, at one-hundredth the cost at which branded medicines were available less than 10 years ago. Our Anti-malaria molecule under development is also progressing well in Phase II clinical trials.

Human Capital

Our people have been our most enduring strength. As a result of their dedication, determination and passion, our Company has consistently risen above all challenges, maximized opportunities and positioned itself as a leader in the global generics industry. Over the years we have grown into a family of over 11,000 employees, across 49 countries, representing 51 nationalities and multiple cultures. We have ensured that our ethos flows consistently and seamlessly across boundaries and diversity, to bind us together as one. During the year we infused fresh vigor in our efforts towards engaging with our people, undertaking activities aimed at appreciating, recognizing and motivating them, and creating a vibrant environment that promotes learning, development and overall growth.

Going forward, the operating environment will become more complex and therefore recruiting, retaining and nurturing the best talent will become even more challenging. We will be focusing on developing managers with global competencies and leaders with the vision and mettle to take us beyond our aspirations for tomorrow.

An important development during the year was the introduction of the position of the Chief Operating Officer, as the head of global operations. This position is intended to consolidate and synergize the entire operating structure, to ensure greater interaction and seamless interface amongst all facets of the value chain, starting from the lab right down to the market place. A well-integrated and streamlined operating setup should enable us to optimize our resources and costs, and improve the overall 'speed to market' of the business.

Looking Ahead

I would like to share with you my strong sense of confidence and excitement as I look at our future over the next five years. We are pursuing a well strategized plan to strengthen and develop our business. Several initiatives aligned to our objectives are currently under way. We have ensured that the imperatives for organic growth – robust and quality product flow, and a strong market position – are well in place across markets. We are moving towards a well-balanced mix of revenues from developed and emerging markets, and will be well positioned to maximize and leverage their varied growth potential. We will continue to actively pursue our inorganic strategy in order to accentuate our presence and competitiveness on the front and back end of our business. We will continue to





Developed Markets
Emerging Markets

We are moving towards a well-balanced mix of revenues from developed & emerging markets and will be well positioned to maximize & leverage their varied growth potential.

Our focus on innovation, delivery and cost will become higher than ever, as we endeavor to reinforce and strengthen our position of global leadership in the generics industry.





evaluate all opportunities with a view to add strategic, synergistic and value-accretive assets to our organization.

Our focus on innovation, delivery and cost will become higher than ever, as we endeavor to reinforce and strengthen our position of global leadership in the generics industry. Our efforts will be directed at speeding up innovation, achieving excellence in delivery and enhancing productivity of costs and people across our business.

New Opportunities

A number of special projects in high-potential segments and therapies are underway and are expected to be the key growth drivers in the future. The Oncology therapy having crossed US $ 30 Bn* in worldwide sales in 2006, is expected to become the dominant segment in the pharmaceuticals market by 2010. Ranbaxy has recently initiated itself into this segment through a partnership with Zenotech in India, and is actively pursuing its plans for product filings. Through this partnership, we have also committed ourselves to another high potential segment - Bio-generics. The Bio-tech market stands at US $ 50-60 Bn# in terms of global sales and is expected to cross US $ 100 Bn# by 2010. We are also progressing well towards realizing our 'First-to-Launch' position in complex and specialty injectibles, such as Penems, Limuses, etc., products with a market potential of over US $ 3 Bn.*

Given that our operating environment in the future will progressively become complex and dynamic, our success critically depends on our ability to constantly re-invent ourselves, pre-empt competition and proactively address opportunities.

I would like to close by reiterating that our Company today is well positioned and fully-geared to strive towards its aspirations for 2012. Our actions and decisions will continue to be most centrally guided by the objective of value creation for our shareholders.

I thank all my colleagues in Ranbaxy for their commendable effort over the past year. In addition, I thank you, our Shareholders, for your constant support and commitment to Ranbaxy, and I wish you all the best for the future.



Malvinder M. Singh
CEO & Managing Director
March 29, 2007

* Source : IMS, Sales at innovator prices
\# Source : Ernst & Young, Sales at innovator prices


11,000 Employees
51 Nationalities
Multiple Cultures
49 Countries

Over the years we have grown into a family of over 11,000 employees, across 49 countries, representing 51 nationalities and multiple cultures.



SETTING A GLOBAL PACE

We have grown well, and set ourselves up for a global play. The early mover advantage, and the home base, needs to be consistently leveraged, both for revenues, and cost competitiveness. We can also never lose sight of opportunities and alliances in this dynamic industry. Specially as a key generics global player.

COO's MESSAGE

2006 has been a good growth year. We have achieved revenues of over US $ 1.3 Bn (over Rs. 6000 crores), and a net profit of US $ 114 Mn (over Rs. 500 crores). Our **Global Pharmaceutical Business** performed admirably in many key markets. We achieved market leadership in India for the first time – a landmark achievement. The US team ensured an effective **Simvastatin** 80 mg launch, and an aggressive market share; CIS (esp. Russia and Ukraine) continued with its very consistent, high growth performance; in Asia (outside India), the business grew remarkably well, with a steady growth in Japan; and our Australia operations were launched. We, however, continue to be challenged in some key European Union (EU) markets.

Our **Global Consumer Healthcare** business continued to scale up, registering sales of US $ 35 Mn globally; while the business garnered sales of US $ 19 Mn in India, it clocked in US $ 16 Mn internationally. **Revital**, our power brand, achieved exemplary growth (45%), and became a dominant product in its category.

We successfully pursued our strategy of leveraging growth even through inorganic means - and concluded nine strategic acquisitions since the beginning of 2006. This very effectively complemented our organic growth achieved across markets. Specific reference must be made to the acquisition of Terapia in Romania; and towards the year-end, a move towards acquisition of Be-Tabs Pharma in South Africa. In Romania, in a very short time, we have put in place various cross-functional initiatives to harness the immense potential of 'Terapia Ranbaxy.' With good local manufacturing potential, the entity offers a strategic advantage for us to service the EU market efficiently, and cost-effectively. Romania has entered the EU in January 2007.

The Company's global reach extends to over 125 Countries, where we sell our products through multiple channels. 49 countries across the world house Ranbaxy offices, which are manned by a diverse cross-cultural workforce. The Company's world-class manufacturing facilities are spread across nine countries. Our R&D setup in India is the best-in-class, where over 1100 scientists are engaged in path-breaking research and development. Our range of products covers a wide band of therapies, with a total of over 5,000 SKUs* globally. Propelled by our performance, we would continue to effectively leverage our width of reach and products in the future.

Encashing many opportunities efficiently, our **Global Supply Chain** supported our business very well. The SAP APO (Advance Planner and Optimizer) system was installed, to manage the increasingly complex Supply Chain.

In order to derive a more effective cost base, as well as to develop on the unique mid-term Active Pharmaceutical Ingredients (APIs) opportunities, we created an **API Global Business Unit** comprising API Research, Manufacturing and Business.

Our emphasis on and strength in **Research and Development** is the manifestation of our belief in innovation, and our commitment to expeditiously help reduce the impact

* Stock Keeping Units



2006
optimizing costs
good operating performance

Our relentless focus on optimizing costs ensured a good operating performance in 2006.

Our Global Pharmaceutical Business performed admirably in many key markets. We achieved market leadership in India for the first time – a landmark achievement.


The Global Operations Team

of disease in the world. We thus constantly endeavor to accelerate research, and consistently add value, to bring affordable drugs to the market.

During the year, we achieved 618 filings worldwide, comprising various drug formulations across multiple therapies. In addition, we have filed 171 Drug Master Files (DMFs) for 46 APIs. In 2006, we made 28 ANDA# Filings (including 1 PEPFAR* ANDA) in the US; and 27 National Filings in the EU. We also made an effective entry into the Oncology segment. Our future plan is to get into many more complex therapeutic segments.

Our **Global Manufacturing** plants across the globe have been the pioneers of high quality standards for years. Our **Global Quality Assurance** team continually and pro-actively ensures that the manufacturing processes across locations are sound and effective. There cannot be any compromise on quality. The introduction of two more products into Japan has given us the added confidence in supplying to one of the most highly regulated, quality conscious, and complex markets.

Having achieved near total capacity utilization at some of our existing units, and in line with our growth strategy, numerous modernization and expansion plans were set rolling. A new green field project at Bata Mandi, near Paonta Sahib facility in India, was commissioned. A sterile facility at Dewas, and non-sterile facilities at Dewas and Toansa were also commissioned during this period. The capacities for 14 key API products were improved. In order to enhance our API suite in the most cost-effective manner, in a relatively shorter time frame, Ranbaxy also acquired Cardinal Drugs, an API Manufacturer, at Malanpur, near Gwalior, in India.

We do believe that there is a very good opportunity in partnerships. During the year, we forged key business and technology alliances. Our alliance with Zenotech, in the Oncology segment, is a good example.

Our relentless focus on optimizing costs ensured a good operating performance in 2006. We made efficient use of the Excise Free Zone, for India products. **Global Material Sourcing** opened up sourcing from China. With e-Sourcing initiatives gathering momentum, the cost focus would clearly be taken forward with increased urgency. We also need to relentlessly work on our cash position; our working capital management has to become best-in-class.

Finally, it is all about Human Resources – people. To nurture the innovative and entrepreneurial spirit of our people, we enhanced our endeavors to provide an environment of growth and development. We undertook some important structural interventions, to ensure a more effective and integrated global operating structure. Various initiatives were taken by **Global HR** to recognize and reward performance and potential of individuals and teams. And to retain and engage the vast global talent pool.

We wish all our stakeholders a happy and prosperous 2007. Team Ranbaxy aims to deliver even better this year.

Atul Sobti
Chief Operating Officer
March 29, 2007

* US President's Emergency Plan For AIDS Relief   # Abbreviated New Drug Application

618
FILINGS

During the year, we achieved 618 filings worldwide, comprising various drug formulations across multiple therapies.



BUILDING ON WORLD VISION

Accelerating the momentum towards our cherished ambition of being amongst the top five generic companies by 2012, Ranbaxy strengthened its business, recording robust global sales of over US $ 1.3 Bn during 2006. Driven by our vision to become a global leader, we continue to reinvent ourselves to achieve sustained growth and leadership.

KEY MARKETS REVIEW

Our performance during the year was led by key markets of North America clocking in sales of US $ 391 Mn, reflecting a growth of 18%, Asia garnering US $ 361 Mn with a growth of 19%, and Europe registering US $ 332 Mn reflecting a growth of 23%. While Rest of the World contributed US $ 133 Mn to the overall formulations business at US $ 1223 Mn.

North America

North America, a highly dynamic and competitive market, is Ranbaxy's largest market. Both USA and Canada (North America) offer a significant opportunity for Ranbaxy, based on their size and potential.

During 2006, our consolidated sales for US and Canada increased by 18% over 2005. Sales from the US market stood at US $ 379 Mn, representing a 15% increase over 2005. Ranbaxy in Canada, ranked 9th in terms of sales and market share, with sales of US $ 12 Mn during our first full year of operations.

USA

During the year, the Company launched 10 new products in the US market. **Simvastatin** 80 mg, a "blockbuster" anti-cholesteremic agent, was the key contributor to Ranbaxy's US growth, bringing in ~ US $ 60 Mn by capturing a 56% market share during the 180-days exclusivity period. Post the exclusivity period, the Company also launched 5, 10, 20, 40 mg strengths of **Simvastatin**. Ranbaxy's branded division performance was led by **Sotret** *(Isotretinoin Capsules, USP)*. The success of **Sotret** 30 mg, led to growth in the overall prescription marketshare for the product, from 21.7% to 25.5%. The Company's overall marketshare in its represented segment increased from 13.9% to 15.4% in the last quarter of 2006, over the corresponding period last year, signifying the Company's growing distribution muscle.



Ohm Laboratories Inc. (Ohm) continued to participate in the private label market and introduced anti-diarrheal tablets **Loperamide + Simethicone** on 180-days exclusivity basis, in November 2006. Gearing up to meet future demand, Ohm expanded its team and added 190,000 sq.ft. to the facility. Ranbaxy's largest solid dosage form manufacturing outside India, Ohm received the prestigious Amerisource Bergen Award as the Private Label Supplier of the Year.

As of December 2006, Ranbaxy holds US FDA approvals for 12' ANDAs. We have made cumulative filings for 197 ANDAs with 76 pending approvals. During 2006, Ranbaxy received 10 approvals, adding depth and breadth to its product offerings, and filed 28 ANDAs (including 1 PEPFAR ANDA), for approval by the US FDA. Of the 76 ANDAs pending approval, based on our own analysis of publicly available US FDA data, we believe we were the 'First to File' on 20 of these applications, which according to IMS relate to brand name drugs, having an aggregate sales in the US of approximately US $ 26 Bn.

In March 2006, Ranbaxy entered into an agreement with Senetek PLC, to purchase patents, trademarks and automated manufacturing equipment for proprietary disposable autoinjector technology. We also announced strategic alliances with Zenotech and IPCA Laboratories for a

Above : Mr Peter Burema, President, Global Pharmaceutical Business
Below : Mr K Venkatachalam, Vice President & Regional Director, North America


During the year, the Company launched 10 new products in the US market.

The key contributor to Ranbaxy's US growth was Simvastatin 80 mg, a "blockbuster" Anti-cholesteremic agent.

number of products that support our expansion plan for USA.

Canada

Ranbaxy completed its first year of commercial presence in Canada in 2006. Our product basket comprising 10 products marketed under the Ranbaxy label made a significant impact. With sales of US $ 12 Mn, we were ranked at No. 9 amongst the generic pharma companies, in terms of sales and market share.

During 2006, Ranbaxy marketed multiple products to pharmacies throughout Canada. This enabled the Company to achieve the No. 1 position in **Ciprofloxacin** and **Fentanyl** sales, No. 2 for **Risperidone** and No. 3 for **Zopiclone** in the Canadian market.

India



Growing ahead of the market and competition, Ranbaxy achieved and maintained the No. 1 position in the Indian market, from the middle of the year *(source : ORG-IMS MAT, November 2006)*. We clocked sales of US $ 260 Mn, recording a 17% increase over the previous year. Our market share has increased from 5.0% in 2005, to 5.1% in 2006, with 9 brands in the Top 100 list (against 8 last year), 21 brands in the Top 300 list (against 20 last year) and 3 new products in the Top 30. The Company's brand building efforts have been gaining momentum.

Efforts at closely aligning domestic operations with customer groups, and investments in high growth segments, resulted in the strengthening of our chronic franchise (Lifestyle-led) and reinforced our leading position in the acute segment. Our rankings amongst specialists, viz Urologists, Diabetologists, Dermatologists, Nephrologists, ENT and Consulting Physicians, have also improved.

With the implementation of the Patent regime, Ranbaxy has identified Novel Drug Delivery System (NDDS) and in-licensing, as strategic focus areas. We continued our quest to remain the largest NDDS marketing company, with a 7.9% market share. NDDS contributed 9% to the turnover of the India business. Key new products introduced through in-licensing were, **Synasma** *(Doxophylline)* and **Trambax** *(Tramadol Flash Tabs)*.

Ranbaxy's 'firsts' in the Indian Pharma market, included **Gembax** *(Gemifloxacin)* and **Cefditran Tablets** *(Cefditoren)* in the Anti-infective segment, **Efflora Cream** *(Efflorinthine)*, **Speelac Face Wash** *(Salicylic Acid)* in Aesthetic Dermatology, and **Soliten** *(Solifenacin)* for the management of Urinary Incontinence. **Osonide pMDI** *(Ciclesonide)* and **Avessa pMDI & DPI** *(Fluticasone+Formeterol)* metered dose, environment friendly inhalers, were launched for the first time in the country by Ranbaxy.

We also introduced products in the Anti-depressants segments and **Selzic OD** *(Oxcarbazepine)* an NDDS product, was launched for the management of Epilepsy.

Cilanem Injection *(Imipenem+Cilastatin)* continued to hold the lion's share of the Penems market. Our Cardiovascular and Diabetes products registered double the segment growth and our marketshare in the Dermatology segment improved to 6.9% in 2006, from 6.7% in 2005. **Zanocin** *(Ofloxacin)* continued to increase its share, despite the entry of low priced brands.

It is estimated, that only one third of the total Indian population has access to healthcare and modern systems of medicine. Ranbaxy has therefore undertaken a special project to expand its reach across the semi-urban and rural areas. With a focused approach, we have grown ahead of the market at 50.5% in rural areas and 21.4% in metro cities.

European Union



In the year gone by, Ranbaxy clocked in sales of US $ 194 Mn in EU, showing a marginal decline of 5%, due to a challenging market environment in the key markets of Western Europe, UK, France and Germany. Rest of Europe recorded sales of US $ 62 Mn, with a growth of 13%, led by performances in Italy, Spain and Poland.

We surged ahead to re-balance our business presence and portfolio, increasing our direct presence in high-potential markets, and strengthening our portfolio through a strong wave of new regulatory submissions. Three important acquisitions were successfully concluded in Italy, Spain and Belgium.

1

Growing ahead of the market and competition, Ranbaxy maintained the No. 1 position in the Indian market, from the middle of the year

Above : Mr Sanjeev Dani, Sr Vice President & Regional Director, Asia & CIS

Below : Mr Nick Haggar, Regional Director, Europe

New products were introduced in the world's most stringent pharma market – Japan.







UK

In 2006, the UK generics market was characterized by severe pricing competition, leading to the Company's marginal decline in revenues to US $ 35 Mn.

During the year, we launched 6 new products including a Day-1 launch of **Ondansetron** and other in-licensed products, that made important contributions to our UK business. We achieved a 2.7% share of the UK generics market *(TNS September 2006)*.

The branded respiratory business grew strongly, following the launch of **Easyhaler Budesonide**, enabling the Easyhaler range to become a compelling proposition to primary care trusts across the UK. Sales of **Visclair** and **Distaclor** continued to grow steadily.

France

We registered sales of US $ 69 Mn, after absorbing a 15% price cut experienced in the market at the beginning of the year, impacting sales which were lower by 7%. The business turned positive at the operating margins (EBIDTA) level, led by the manufacturing switch program, involving cost advantages in resourcing products from Ranbaxy in India. We expanded our portfolio in France through 76 Market Authorisation (MA) filings and obtaining 37 new market authorizations. During the year, 23 SKUs were introduced, including seven Day-1 launches.

Germany

In Germany, sales at US $ 29 Mn were impacted by the changing market conditions. Due to reforms in the German healthcare system, the market grew at 1.5% in value terms. Most large pharma companies in Germany lowered their prices pro-actively, and all smaller companies followed. Ranbaxy launched five important products, namely **Cefaxetil, Gabapentin, Omperazole, Ondansetron** and **Lisinopril HCTZ**, all of which contributed positively to the growing strength of Basics in Germany.

Italy

Italy's generic pharma market valued at US $ 550 Mn, is growing much stronger as the Italian government attempts to tackle its healthcare spend by encouraging wider use of generics.

Ranbaxy's acquisition of Allen, GSK's non-branded product portfolio, covering close to 20 products, provided an ideal base for fast tracking the Company's presence in this market. The Allen portfolio was augmented with the introduction of Ranbaxy-labeled **Sertraline** and **Co-Amoxyclav**. Ranbaxy recorded sales of US $ 5 Mn. It is currently ranked as the 9th-largest generics company by sales *(IMS MAT November 2006)*.

Spain

Our sales in Spain at US $ 10 Mn grew by 146% in 2006, and we achieved a 2% marketshare in the fast growing generics segment. With the acquisition of Mundogen, the generics business of GlaxoSmithKline, we expanded our product basket to 40 products.

Ranbaxy in Spain achieved eight new product launches in 2006 – sourced from partnerships and Ranbaxy's own pipeline.

Poland

Driven by our products in the Cardiovascular and Anti-infectives segment in Poland, Ranbaxy grew ahead of the market with a growth of 50% at sales of US $ 16 Mn. The Company also launched **Ceroxim Suspension** *(Cefuroxime Axetil)*, the first generic on the market, and **Melobax** *(Meloxicam)*, which allowed us to successfully enter the Rheumatology therapeutic segment. Ranbaxy is further strengthening its position in the cardiovascular and hospital segments, through partnerships with other pharma companies.

Romania

The Company's largest acquisition so far, Terapia in Romania, has been successfully integrated during the year and rechristened as 'Terapia Ranbaxy.' The entity recorded combined sales of US $ 73 Mn. The Company is ranked at No. 6, with a market share of 5.6% in value terms and 10.2% in volume. The Company grew by approximately 45% over 2005, thus consolidating its position as the No. 1 generics

Terapia Ranbaxy

The Company's largest acquisition so far, Terapia in Romania, has been successfully integrated during the year and rechristened as Terapia Ranbaxy, recording combined sales of US $ 73 Mn.

The Company's brand building efforts in India have resulted in 21 of its brands featuring in the Top 300 list.

company. At nearly double the market growth, Ranbaxy became the fastest-growing company amongst the top 10 players.

The Company manufactures and markets over 150 products and launched 10 new products during the year. We doubled our field force after the integration, thus becoming the No. 1 company in terms of field force, calling on more than 3,700 physicians every day.

'Terapia Ranbaxy' employs a proprietary distribution company, making more than 400 deliveries per day, serving a pool of 5000 retail pharmacies and 400 hospitals.

Russia (including Ukraine)

Ranbaxy in Russia and Ukraine achieved sales of US $ 65 Mn, reflecting a growth of 22%. Ranbaxy in Russia is currently ranked 13th amongst all generic companies *(source - IMS MAT QIII '06)*.

During the year, we received regulatory approvals for four products and launched **Revital - Calci D3** and **Adliv** - for liver disorders in the OTC segment.

Japan

The Japanese pharma market, with a low generic penetration valued at US $ 3 Bn, represents 5% of the overall pharma market. During the year, our 50:50 Joint Venture, Nihon Pharmaceutical Industry company Ltd (with Nippon Chemiphar), clocked in sales of US $ 24 Mn. Also, two products, **Clarithromycin** Tablets and **Terbinafine** Tablets, were successfully introduced in the world's most stringent pharma market, manufactured by Ranbaxy in India and marketed by the JV in Japan. **Voglibose** and **Clarithromycin** enjoy an IMS ranking amongst the 2 top-selling generic brands.

Africa

Africa sales at US $ 85 Mn grew at 24% in 2006. The re-registration of the Anti-retroviral range of products by WHO, enabled the Company to regain its market share in this segment. The Company, with its presence in 43 African countries, three subsidiaries and five representative offices, has established one of the largest marketing and selling networks in Africa.



South Africa, the Company's largest market in the continent, recorded sales of US $ 24 Mn, similar to last year. During the year, the acquisition of Be-Tabs, the fifth-largest generic pharma company in South Africa, with a turnover just under US $ 30 Mn, has clearly positioned Ranbaxy amongst the top 5 generics companies, and made it a significant player in South Africa.

Latin America

The Company's business in Latin America clocked in sales of US $ 48 Mn, growing over 21%. Key markets of Brazil and Mexico, together contributed 78% to regional sales.

Global Consumer Healthcare Business

The Company's Global Consumer Healthcare business recorded sales of US $ 19 Mn in India, registering a 19% growth during the year, while the business in international markets registered buoyant growth. **Revital**, the flagship brand, continued to maintain leadership in its category in India, by growing at 45%, with a market share of 76% on MAT basis.

Leveraging IT for business

Driven by its maxim to "Deliver Value Everyday," the IT organization focused on alignment with the Company's business strategy. To this end, the top three priorities for IT are to 'Accelerate Product Time to Market,' 'Enable Supply Chain Excellence' and 'Deliver Business Intelligence.'

The successful implementation of Electronic ANDA Submissions solution for the US market, expansion of the implementation of Advanced Planner & Optimizer (SAP's APO) system across multiple markets and achieving the status of the first Indian pharma Company to receive ISO 27001 certification and BS 7799 certification for Information security practices at the corporate data center, bear testimony to our commitment to enhance business performance by leveraging IT across the globe.


RANBAXY
ACROSS
43 AFRICAN
COUNTRIES

Ranbaxy has one of the largest marketing and selling networks across 43 African countries, through its three subsidiaries and five representative offices.

Above : Mr Ranjan Chakravarti, Vice President & Regional Director, Africa & Latin America

FOCUSING ON SPEED TO MARKET



Driven by innovation and speed to market we focus on delivering world-class generics. An ever-expanding basket of niche products and successful Day-1 launches enable us to stay ahead of the industry.

THERAPY FOCUS

Ranbaxy's diverse product basket of over 5,000 SKUs available in over 125 countries worldwide, encompasses a wide therapeutic mix covering a majority of the chronic and acute segments. Healthcare trends project that the chronic treatment segments will outpace the acute treatment segments, primarily driven by a growing aging population and dominance of lifestyle diseases. Our robust performance in Cardiovasculars, Central Nervous System, Respiratory, Dermatology, Orthopedics, Nutritionals and Urology segments, clearly indicates that the Company has strengthened its presence in the fast-growing chronic and lifestyle disease segments. Ranbaxy's top 20 products, ranging from Anti-infectives to Dermatologicals, account for revenues of over US $ 600 Mn.

The Company has also undertaken significant investments to grow organically in key areas like 'Penems' and 'Limuses' providing unique competitive advantages. Licensing agreements and an alliance model have been used successfully to gain a strong foothold into new therapies like Oncology and Bio-similars, which are poised to grow significantly in the future.

Our progress in some of the key segments during the year, highlights our endeavor towards augmenting our therapeutic presence across multiple markets.

Anti-infectives

The Anti-infectives (AI) segment remained the leading therapeutic segment for the Company, contributing up to 44% of global dosage form sales, which also reflects an uptrend on the chronic segment contribution to the overall sales during the year. The AI segment is expected to offer lucrative opportunities, resulting from patent expiries of several leading global products. Ranbaxy is well positioned to capitalize on these opportunities. During 2006, the **Faronem** *(Faropenem)* launch in India met with good success, with the product entering the top 30 new products of the industry.

Cardiovasculars

The Cardiovasculars segment posted a healthy growth of 60%. This performance was propelled by the US launch of **Simvastatin**, with its 80 mg strength garnering over 50% market share in USA, during the 180-days exclusivity period. The Company also launched the first generic *Atorvastatin*, under the brand name **Storvas**, in Malaysia.

Respiratory

The Asthma / COPD segment dominates the global Respiratory therapeutic category, with a share in excess of 50%. The incidence of Asthma is increasing worldwide, and COPD mortality is expected to increase dramatically.

The Company registered a healthy double-digit growth of 29% in this segment. The Company introduced numerous new products, with many amongst them featuring as 'first time' launches in the Indian pharmaceutical market. The Company launched **HFA** *(Hydroxy Fluoro Alkane: the propellant)* based pressurized metered dose inhalers, being strongly recommended worldwide by regulatory agencies to address growing concerns regarding **CFC** *(Chlorofluorocarbons)* based inhalers. The Company is thus well positioned to provide respiratory products in both formulations – 'Dry Powder


60%

The Cardiovasculars segment posted a healthy growth of 60%.

Ranbaxy has entered into the Oncology segment with a product basket of 11 international products.



Inhalers' and 'Metered Dose Inhalers,' using the most advanced formulations.

The 'Systemic Antihistamines' represents another key segment for the Company, with several leading innovator products under generic threat. Many products in this segment will shift to the Over-the-Counter (OTC) category in the US, post patent expiry. Ranbaxy's OTC presence in the US market puts it in a strong position to address such trends.

Central Nervous System (CNS)

The population with CNS disorders worldwide is rising steadily, driven by an aging population, improved diagnostic techniques, increased physician and patient awareness, and a gradual shift away from the social stigma traditionally attached to many psychiatric conditions. The CNS therapeutic segment emerged as the second-fastest growing segment for the Company, recording a growth of 36%. The Company entered into strategic licensing and supply agreements for Canada and US, which helped to bolster its performance in this segment.

Gastrointestinals

The 'Proton Pump Inhibitors' represent the largest sub-class within the gastrointestinal segment, with a share in excess of 80%, and are currently driving the global gastrointestinal segment. The next decade will witness patent expiries of key products from the 'Proton Pump Inhibitors' sub-class, representing attractive opportunities for the Company. The Company registered a healthy growth rate of 24% in the gastrointestinals segment.

Musculoskeletal

The demand for prescription pain management products continues to grow, due to favorable demographics, increasing incidence of chronic pain conditions, and increasing physician recognition of the need to treat patients' pain. The Rheumatology and Musculoskeletal drugs category for the Company, registered a healthy growth of 19%.

Anti-retrovirals

The Company made notable achievements in the Anti-retrovirals (ARVs) segment in 2006. The World Health Organization, Geneva (WHO), included four additional ARV products of the Company in its pre-qualification list, comprising different strengths of **Efavirenz** and **Stavudine**, taking the Company's total pre-qualification list to 12 ARVs.

The Company also received approval to manufacture and market **Triviro-LNS kid** and **Triviro-LNS kid DS**, both triple ARV dispersible tablets for children, in India. The Company also became the 'First to File' such a pediatric product with WHO, Geneva, for pre-qualification.

Other important milestones

Oncology sales are expected to witness the highest growth rate in the next decade, and the main reasons for this include the aging population, trends in prevalence of smoking and an increase in unhealthy lifestyles. This presents a significant opportunity across the entire cancer market. This includes generic products also, as global Oncology sales are expected to rise in line with increasing incidence of the disease. Ranbaxy has entered into an agreement with Zenotech Laboratories Limited in India, for 11 Oncology products to be marketed as generic formulations in the US and Canada under the Ranbaxy label. The Company has thus undertaken efforts to enter fast-growing segments and develop a competitive advantage

On another occasion, Ranbaxy responded quickly to the growing concerns of the Avian Flu virus spread, by offering to supply *Oseltamivir* within a short period of time. During the year, the Company fulfilled the need of the Malaysian government, by manufacturing and supplying the generic *Oseltamavir* under the brand name **Fluhalt** in Malaysia, thus becoming the first company to receive approvals to market the generic *Oseltamivir* in the country.


36%

The CNS therapeutic segment emerged as the second-fastest growing segment for the Company, recording a growth of 36%.

EXPANDING THE KNOWLEDGE HORIZON



Our pledge to enhance access to affordable medicines stimulates our research and development endeavors. A committed team is constantly innovating to deliver on promise.

RESEARCH & DEVELOPMENT

New Drug Discovery Research

On the New Drug Discovery front, the Company continued with its focus on select therapeutic segments of Infectious Diseases, Metabolic Diseases and Inflammatory / Respiratory Diseases. During the year, the Company also initiated target-based research in the area of Oncology.

During the year, the Company received approval on its Investigational New Drug (IND) application from the Drugs Controller General of India, to initiate Phase I Clinical studies on **RBx 10558**, a potential drug candidate for Dyslipidemia. The molecule has been out-licensed to Pharmaceutical Product Development Inc. (PPD), a leading global Contract Research Organization for clinical development.

The Company is also profiling **DPP-IV Inhibitors** *(Di-Peptidyl Peptidase IV Inhibitors)* for Type-2-diabetes, a selective Phosphodiesterase 4-b inhibitor for COPD and Asthma, and a novel antibiotic antibacterial for Community Acquired Respiratory Tract Infection.

Arterolane, our potential Anti-malarial candidate is currently undergoing Phase IIb studies (dose range finding studies) in Africa, Thailand and India.

The Company continues to forge ahead with its various research alliances, in order to expedite its Drug Discovery activity.

Significant progress has been made on two research programs, one each in the Anti-infective and Respiratory segments, that are being pursued with GlaxoSmithKline (GSK). Consequently, Ranbaxy and GSK have expanded the original agreement and Ranbaxy now has the responsibility for advancing the selected compounds to 'proof of concept' in man, whereby total milestone payments, excluding royalties, could exceed over US $ 100 Mn. Recently the joint steering committee of the two companies approved a Respiratory Inflammation compound for further development through preclinical studies by Ranbaxy, to support the application of an Investigational New Drug (IND). Ranbaxy will also be responsible for conducting Phase I and Phase II clinical studies through to 'proof of concept.' GSK will then have the option to conduct further development up to the final commercialization stage.

Under an alliance with Anna University, India, a number of medicinal plants are being evaluated as potential sources for novel pharmaceutical agents. The Company also has a collaborative research project with NIPER, Mohali, in the area of Respiratory disease and another one with NCL, Pune, in the area of Infectious disease.

During the year, the drug discovery team filed 34 patent applications in India and 2 in USA.

Novel Drug Delivery System (NDDS - Oral Controlled Drug Delivery Systems)

During the year, the Company filed 4 NDDS products with the US-FDA and introduced 3 NDDS products (**Ofloxacin OD** 600 mg, **Metformin SR** 500 mg + **Pioglitazone** 15 mg + **Glimipiride** 1 g, and **Oxcarbazepine OD** 900 mg) in the domestic market.

The Company has a number of oral controlled release products in advanced stages of development and has filed seven patents in India.

Pharmaceutical Research (Immediate Release and Value-added Drug Delivery Systems)

Apart from 3 NDDS products that were introduced through

Above, left to right: Dr Pradip Bhatnagar, Sr Vice President, New Drug Discovery Research; Dr Himadri Sen, President, R&D (Generics & NDDS); Dr Vijay Batra, Sr Vice President, Drug Development



During the year, the Company received approval to initiate Phase I Clinical studies on RBx 10558, a potential drug candidate for Dyslipidemia.

In USA, apart from filing 4 NDDS products, the Company submitted an additional 24 ANDAs.

in-house R&D efforts, the Company also launched 56 new products and line extensions in the domestic market – of these 25 were developed in-house and 31 were out-sourced / in-licensed.

In USA, apart from filing 4 NDDS products, the Company submitted an additional 24 ANDAs, which included 1 PEPFAR-ANDA and 5 ANDAs on out-sourced products.

In the European Union, the Company made 33 filings for 26 products, comprising 27 National Filings for 20 products in 10 EU Reference Member States, 3 filings for 3 products under Mutual Recognition Procedure in 23 EU Concerned Member States, and 3 filings for another 3 products under De-Centralized Procedure in 26 EU Concerned Member States.

In emerging markets comprising the BRICS (Brazil, Russia, India, China & South Africa) Countries, a total of 95 filings were undertaken. These included 5 for Brazil, 53 for Russia (incl. CIS), 17 for India, 3 for China and 17 for South Africa. During the year, the team filed 30 patents in India.

Chemical and Fermentation Research (Active Pharmaceutical Ingredients)

During the year, scale-up and technology transfer was completed for 11 new APIs. The emphasis throughout had been on developing novel (patentable), safe and environmental-friendly processes for the production of APIs meeting international quality specifications. The Company also filed 171 Drug Master Files, comprising 46 APIs across various countries, and 46 patents in India.

Herbal Drug Research

The Company continued with its focus on developing safe and effective herbal drugs complying with international quality standards. Stringent quality measures including heavy metal analysis, aflatoxins and pesticide residue evaluation are carried out on every herbal product that is developed by the Company. Currently, the Company has several niche OTC products under different phases of development.

The Company is also exploring herbal extracts as potential therapeutic interventions for multi-genic complex diseases, such as diabetes and inflammation. The Company has identified several herbal extracts, for which further profiling and characterization is ongoing.

During the year, the Company also developed quality standards for 5 medicinal plants for their inclusion in the Indian Pharmacopoeia. Quality standards of 10 medicinal plants that were developed during 2005, have been included in the addendum of the Indian Pharmacopoeia in 2006.

The Company filed three patents in this segment.

Global Regulatory Filings & Approvals (Dosage Forms)

Countries	Jan-Dec 2006 Approvals	Jan-Dec 2006 Filings*
USA	10	28**
European Union	32	33
– National	25@	27***
– Mutual Recognition Procedure (MRP)	7@@	03****
– De-Centralized Procedure (DCP)	-	03*****
BRICS Total	71	95
– Brazil	10	05
– Russia (including CIS)	15	53
– India	31	17
– China	03	03
– South Africa	12	17
Rest of the World	474	462
Total	587	618

@ Approvals for 25 products in 7 Reference Member States

@@ MRP licenses for 7 products in 4 Reference Member States and 28 Concerned Member States (include approval for 1 Out-sourced product)

* includes fresh / new filings only, includes OTC and ARV products, also include 17 filings on out-sourced products

** incl 1 ANDA filing under PEPFAR

*** Filings for 20 products in 10 Reference Member States

**** Filings for 3 products in 23 Concerned Member States under MRP

***** Filings for 3 products in 26 Concerned Member States under DCP

Global DMF Filings and Approvals (Jan-Dec 2006)*

Key Countries	Approvals	Filings*
USA	05	15
Europe	117**	100
Brazil	06	03
Russia (incl. Ukraine)	03	06
China	-	-
South Africa	03	05
Rest of the World	22	42
Total	156	171

* Doesn't include re-registration and outsourced products

** Incl approvals of 5 APIs under MRP

DMF Drug Master File

Patent Applications Filings / Approvals in (Jan-Dec 2006)

	Filings*			Accepted / Granted / Published Patents**		
Area	India	USA	Total	India	USA	Total
APIs	46	-	46	01	02	03
– Synthetic	43	-	43	01	02	03
– Fermentation	03	-	03	-	-	-
Dosage Forms	30	-	30	03	-	03
Herbal	03	-	03	-	-	-
NDDS	07	-	07	-	-	-
NDDR	34	02	36	01	02	03
Packaging	05	-	05	-	-	-
Analytical Development	-	-	-	-	-	-
Total	125	02	127	05	04	09

* These are first time (fresh) filings, not international or national filings of earlier applications filed in India

** These are unique patents - means any equivalent patents granted in other countries or published under Patent Cooperation Treaty (PCT) have not been counted.

The Company is also exploring herbal extracts as potential therapeutic interventions for multi-genic complex diseases, such as diabetes and inflammation.



ENCASHING ON HOLISTIC GROWTH

Ranbaxy recorded a strong performance in 2006, with consolidated global sales at US $ 1339 Mn, reflecting a growth of 17%. This reflects a significant expansion in EBIDTA at US $ 207 Mn. Profit after Tax shot up to US $114 Mn, from US $ 60 Mn last year... figures that reflect all round robust performance in several markets across the globe.

FINANCIAL REVIEW

During 2006, the financial performance of your Company witnessed an uptrend with a good all-round growth in sales and profits. The Company also made significant investments during the year, which have further strengthened our competitive advantages, enhanced our presence in profitable emerging markets and expanded our therapeutic width, thus securing future growth momentum.

Global Sales for the year were US $ 1,339 Mn, a growth of 17% on a like-to-like basis,* excluding sales in 2005 from discontinued businesses. This was led by a robust performance in our key markets - US, India and CIS. A key highlight during the year was the launch of **Simvastatin** 80 mg in the US market, with a 180-Days marketing exclusivity; the product garnering over 50% market share during such period.

Earnings before Interest, Depreciation, Tax & Amortization (EBIDTA) was at 16% to sales, as compared to 7% in the previous year. Profits after Tax & Minority Interests stood at Rs. 5103 Mn, an increase of 95% over the previous year. Besides the mix of sales, the improved financial performance was also a result of focused efforts on improving productivity and optimizing our cost structure. The ongoing efforts and actions on these two critical parameters would continue to further strengthen the Company's business fundamentals.

To fund the several inorganic growth initiatives, the Company during March 2006, raised US $ 440 Mn through a Foreign Currency Convertible Bond (FCCB) offering. This is by far the largest fund raising exercise in the Indian Pharmaceutical sector. A large part of these proceeds were utilized for financing the acquisitions of Terapia S A in Romania, besides strategic acquisitions in Spain, Italy and Belgium. Towards the year end, the Company also acquired the 5th-largest branded generic company in South Africa, i.e. Be-Tabs, and this transaction is likely to conclude in the second quarter of 2007. Our M&A initiatives have and will continue to be led by a strong strategic fit and compelling economic rationale.

During 2006, the focus of capital expenditure for manufacturing has been towards select speciality products requiring niche technologies and dedicated facilities. To further supplement our cost-reduction efforts and augment our existing product pipeline, the Company has entered into various alliances with select pharmaceutical companies, involving sourcing of intermediates and raw materials and marketing and distribution of finished dosage form products.

We continue to invest time and resources in enhancing the control and risk management environment across the organization. These efforts would make our system and processes more robust and effective, which is a necessity given the dynamics of the markets that we operate in.

To summarize, we believe that the Company today is well poised to capitalize on the generics opportunity globally. A well spread geographical reach across the developed and emerging markets, a continuous product driven R&D focus and the India-centric cost advantages, will continue to provide the necessary thrust for the Company's sustained future growth.

Ram S. Ramasundar
President & CFO

March 29, 2007

* Excluding discontinued operations (Allied Businesses)

Key Parameters Consolidated

Particulars		2006	2005	2004
EBIDTA to Sales	%	**15.5**	7.2	20.4
PAT to Sales	%	**8.5**	5.0	13.1
ROCE	%	**13.2**	5.3	29.6
RONW	%	**20.3**	10.6	30.0
Earnings Per Share (Fully diluted)	Rs.	**13.2**	6.9	18.7

EBIDTA - Earnings before Interest, Depreciation, Tax and Amortization
PAT - Profit after Tax
ROCE - Return on Capital Employed
RONW - Return on Net worth


8.5
5.0
2006
2005
PAT to Sales (%)


15.5
7.2
2006
2005
EBIDTA to Sales (%)

GROWING THE CARE QUOTIENT



At Ranbaxy, Corporate Social Responsibility and concern for Environment Health and Safety are a part of the corporate DNA. We are committed to linking opportunity with responsibility and working towards a sustainable future.

CORPORATE SOCIAL RESPONSIBILITY & ENVIRONMENT, HEALTH & SAFETY

Corporate Social Responsibility (CSR)

As a global leader in pharmaceuticals, we take pride not only in providing products that enable people to live healthier and fuller lives, but also in giving back to the society. Our CSR commitment is a manifestation of our determination to improve the quality of life for the community at large.

Through the **Ranbaxy Community Healthcare Society** (RCHS) we provide healthcare to the underserved section of the society. With a small beginning in 1979, this initiative gathered momentum in 1994. Seven well-equipped mobile healthcare vans operating in Punjab, Haryana, Himachal Pradesh and Madhya Pradesh, provide integrated healthcare services to over 200,000 people in about 100 remote rural and urban slum areas. A blend of preventive, and curative services focusing on the areas of maternal child health, family planning, reproductive health, adolescent health, health education and AIDS awareness, are provided by competent medical staff.

During the year, in the twilight areas (old areas), RCHS achieved reduction in the Infant Mortality Rate, from 26.0 in 2005, to 24.2/1000 live births in 2006 (Baseline 44.5) and a Zero Maternal Mortality Rate in 2006, as compared to 1.0 in 2005 (Baseline 4.5). The Birth Rate recorded a significant reduction from 23.0 in 1998 (Baseline) to 16.7 in 2006. Intensive areas (new areas taken up between 1998-2004) also reflected further improvement in the general health profile, with respect to immunization, vitamin A, family planning status, tetanus toxiod coverage for delivered cases and nutritional status of children. The Infant Mortality Rate declined from 43.9 in 2004 to 35/1000 live births in 2006.

These improvements in vital indicators are a result of the interaction of RCHS teams with local community-based groups, to promote community involvement and self-sustainability.

Vital Indicators



Twilight Areas
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
44.5
43.4
33.8
25.9
29.2
32.1
19.6
26
24.2
23
21.1
18.4
17.8
18
17.5
17.3
15.7
16.7
4.5
6.4
2.6
2.7
2.6
0.8
1.8
1
0
IMR/1000 Live births
Birth Rate/1000 Population
MMR/1000 live births



Intensive Areas
60
50
40
30
20
10
0
BR
IMR
MMR
2004
2005
2006
BR - Birth Rate
IMR - Infant Mortality Rate
MMR - Maternal Mortality Rate



Vital Indicators
local community based groups
RCHS teams

The improvements in Vital Indicators are a result of the interaction of RCHS teams with the local community-based groups, to promote self-sustainability.

Above - Mr Ramesh Adige, Executive Director, Corporate Affairs & Global Corporate Communications

On the road to achieving EHS excellence, Ranbaxy has ensured that its environmental footprints are minimal.

Given the criticality of female feticide, we designed a pilot project to understand the factors that impinge upon the survival of the girl child, and to reverse the declining sex ratio.

Ranbaxy also undertakes a number of **welfare activities** in Mohali, Toansa, Poanta Sahib, Dewas and Gurgaon, aimed at improving the quality of life. We provide street lights, safe drinking water to the community and support to local schools, to enhance the education infrastructure in these areas. Ranbaxy also extends its support to government-led infrastructure projects for community welfare, such as one in Tagria Chhotta village, Dewas. Care for the elderly, orphans and the underserved, form the focus of a number of our initiatives.

Being an innovation-led Pharma Company, we encourage scientific endeavors through **Ranbaxy Science Foundation** (RSF), that offers annual Ranbaxy Research Awards aimed at recognizing and rewarding excellence in original research work in the fields of Medical and Pharmaceutical Sciences by Indian scientists in India and abroad. This year, in addition to selecting six scientists for the Ranbaxy Research Awards, RSF also presented a Special Award in Public Health to Prof. Srinath Reddy, for his contributions to prevention of Cardiovascular diseases. During 2006, the Foundation also introduced 'Ranbaxy Science Foundation Research Scholarship Awards for Young Scientists.'

Environment, Health & Safety (EHS)

On the road to achieving EHS excellence, Ranbaxy has ensured that its environmental footprints are minimal. Our concern for environmental safety is superseded only by our commitment to enhance employee and community safety. Benchmarking the EHS Management System (EHSMS) to the best current global EHS practices, we integrated during the year, the responsibilities of EHS management amongst all employees. In addition to the Corporate EHS Standards, Guidelines and Local EHS Procedures that support the full implementation of Ranbaxy's EHS Policy, Guidelines on important issues such as EHS Due Diligence, and Greenfield Site Selection, were introduced. The process of integrating overseas operations into the EHSMS was initiated through detailed EHS audits and training programs. The Corporate EHS Committee constituting Ranbaxy leadership, met periodically during the year to provide consistent direction for the implementation of EHS Policy and CSR initiatives.

Environment

All manufacturing locations remained fully compliant with Environmental Regulations. We launched new initiatives targeted at reducing Greenhouse Gases (GHG), conservation of natural resources and energy. We also initiated the process for obtaining ISO 14001 Environmental Management System Certification for the Toansa and Mohali plants. This initiative shall be extended in a phased manner to other manufacturing locations.

In line with the increasing global focus on climate change and introduction of voluntary carbon trading initiatives, work was initiated on Clean Development Mechanism (CDM) projects focused on conservation of energy at Toansa, Mohali, Dewas and Paonta Sahib. Some of these projects include introduction of highly energy-efficient Rietschle Vacuum Pumps, Pervaporation system for recovery and purification of Tetrahydrofuran, and installation of second stage Reverse Osmosis (RO) system in effluent treatment. These projects led to reduction in fossil fuel and electricity consumption, thereby reducing pollutants associated with their usage.

The Hazardous Waste Incinerators were fully operational, and are meeting the stringent CPCB (Central Pollution Control Board) Guidelines and norms issued for common incineration facilities.

High emphasis was placed on the productive use of raw materials, natural resources and energy, and on reducing wastes. Various internal Task Forces and Cross-Functional teams were constituted to explore and realize the potential available.

Occupational Health and Safety

With no reportable injuries during the year, we are committed to enhancing occupational health and safety. We launched a number of positive initiatives in this area, such as the concept of 24 x 365, EHS surveillance at Mohali, Toansa and Dewas.

Our safety initiatives at the API Manufacturing locations, included putting in place inertization through provision of Nitrogen blanketing in solvent storage tanks and critical equipment, like centrifuges, besides reactors, to practically eliminate the fire hazard associated with ESD (Electro-static Discharge). The inertization process was successfully validated. This also helped in arresting the fugitive emissions from solvent storage tanks. The installation of Local Exhaust Ventilation (LEV) systems to control the concentration of flammable vapors was extended to more areas at API manufacturing locations.

We believe that a sustainable organization can be built only with the highest standards of performance on economic, social and environmental parameters. Our commitment to build a sustainable global organization forms the nucleus of our focus on CSR and EHS.



Our concern for environmental safety is superseded only by our commitment to enhance employee and community safety.

1. THE COMPANY'S PHILOSOPHY ON CODE OF CORPORATE GOVERNANCE

In order to ensure sustainable returns to all stakeholders of the business, it is imperative, especially for large organizations, to adopt and follow certain policies, procedures and processes, which together constitute a "Code of Corporate Governance.' It is important that such a Code is institutionalized, to ensure transparency, consistency and uniformity of decision making processes and actions. Ranbaxy has always believed in such a "Sound" Code of Corporate Governance, as a tool for highest standards of management and business integrity and as a result started implementing a series of voluntary initiatives as early as 1999.

Some of these measures included :

- Composition of the Board of Directors (eg. Majority Independent Directors).
- Constitution of various Board Committees for oversight and guidance concerning key decisions and soundness of decision making processes connected with the functioning of the Company.
- Timely dissemination of information to shareholders.
- Code of Conduct.

2. BOARD OF DIRECTORS

Composition as on December 31, 2006

The Board comprises fourteen Directors including the Non-Executive Independent Chairman and three Executive Directors.

Name of the Director	Category	No. of Directorships held in other companies @	No. of Board Committee memberships held in other companies ^
Mr. Tejendra Khanna, Chairman	Non-Executive-Independent	3	2
Mr. Vivek Bharat Ram	- do -	3	1
Mr. Gurcharan Das	-do-	5	-
Dr. P. S. Joshi	- do -	5	2
Mr. Nimesh N. Kampani	- do -	6	3
Mr. Vivek Mehra	- do -	-	-
Mr. Surendra Daulet-Singh	-do-	1	1
Mr. Ravi Mehrotra	-do-	-	-
Mr. V. K. Kaul **	Non-Executive-Non-Independent	14	7
Mr. Harpal Singh***	- do -	8	2
Mr. Shivinder Mohan Singh	Non-Executive-Non-Independent (Promoter)	14	4
Dr. Brian W. Tempest Chief Mentor and Executive Vice Chairman	Executive	-	-
Mr. Malvinder Mohan Singh Chief Executive Officer and Managing Director	Executive (Promoter)	14	7
Mr. Ramesh L. Adige Whole-time Director Corporate Affairs & Global Corporate Communications	Executive	1	1

** Up to December 31, 2003, was a Whole-time Director of the Company.

*** Related to promoters.

@ Excludes private, foreign companies and companies registered under section 25 of the Companies Act, 1956.

^ Includes Membership of Audit and Shareholders/Investors Grievance and Share Transfer Committees.

3. BOARD MEETINGS

Dates of Board meetings are fixed in advance and agenda papers are circulated to Directors seven days before the meeting.

Meetings and Attendance

During the year 2006, **eight** Board Meetings were held : January 18, February 15, April 7, April 19, June 28, July 20, October 19 and November 14.

Attendance of Directors at Board Meetings and at the Annual General Meeting (AGM)		
Name of the Director	No. of Board Meetings attended	Whether Attended the AGM held on June 28, 2006
Mr. Tejendra Khanna, Chairman	8	Yes
Mr. Vivek Bharat Ram	8	Yes
Mr. Gurcharan Das	5	Yes
Dr. P. S. Joshi	8	Yes
Mr. Nimesh N. Kampani	4	Yes
Mr. V. K. Kaul	8	Yes
Mr. Vivek Mehra	6	No
Mr. Harpal Singh	8	Yes
Mr. Ravi Mehrotra	5	Yes
Mr. Shivinder Mohan Singh	6	Yes
Mr. Surendra Daulet-Singh	7	No
Dr. Brian W. Tempest	5	Yes
Mr. Malvinder Mohan Singh	8	Yes
Mr. Ramesh L. Adige	7	Yes

4. COMMITTEES OF THE BOARD

(i) Audit Committee

The Audit Committee has been constituted as per Section

292 A of the Companies Act, 1956, and the guidelines set out in the Listing Agreements with the Stock Exchanges. The terms of reference include -

- Overseeing financial reporting processes.
- Reviewing periodic financial results, financial statements and adequacy of internal control systems.
- Approving internal audit plans and reviewing efficacy of the function.
- Discussion and review of periodic audit reports and
- Discussions with external auditors about the scope of audit including the observations of the auditors.

Minutes of meetings of the Audit Committee are circulated to members of the Committee and the Board is kept apprised.

Composition and Attendance

During the year 2006, **four** meetings of the Audit Committee were held : January 18, April 18, July 19, and October 18.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	4
Mr. Nimesh N. Kampani	4
Mr. V. K. Kaul	3
Mr. Vivek Mehra	3
Mr. Ravi Mehrotra	3
Mr. Harpal Singh	4
Permanent Invitees	
Dr. Brian W. Tempest	4
Mr. Malvinder Mohan Singh	4

Members of the Audit Committee have requisite financial and management expertise and have held or hold senior positions in other reputed organizations.

The Statutory Auditors, Internal Auditor and the Chief Financial Officer are invited to attend and participate at meetings of the Committee.

The Company Secretary acts as the Secretary to the Committee.

(ii) **Management Committee**

Terms of Reference of the Management Committee include -

- Review and approval of business strategies and policies, merger and acquisition proposals, medium term plans and annual budgets.
- Review operating performance for the global organization.
- Approval of processes and practices relating to human resources, succession planning for senior management personnel.
- Review policies, processes and systems on Environment, Safety and Ecology.

Minutes of meetings of the Management Committee are circulated to members of the Committee and the Board is kept apprised.

Composition and Attendance

During the year 2006, **three** meetings of the Management Committee were held : January 17, July 19 and October 18.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	3
Mr. Vivek Bharat Ram	3
Mr. Gurcharan Das	3
Mr. Nimesh N.Kampani	2
Mr. Harpal Singh	3
Mr. Surendra Daulet-Singh	3
Permanent Invitees	
Dr. Brian W. Tempest	3
Mr. Malvinder Mohan Singh	3

(iii) **Compensation Committee**

Terms of Reference of the Compensation Committee include :

- Administration and superintendence of Employees' Stock Option Scheme (ESOS).
- Formulation of the detailed terms and conditions of the ESOS.
- Grant of stock options.
- Recommendation for fixation and periodic revision of compensation of the Managing Director and Executive Directors to the Board for approval and
- Review and approve compensation policy (including performance bonus, incentives, perquisites and benefits) for senior management personnel.

Composition and Attendance

During the year 2006, **four** meetings of the Compensation Committee were held : January 17, February 17, April 18 and October 18.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	4
Mr. Vivek Bharat Ram	4
Mr. Nimesh N.Kampani	3
Mr. V. K. Kaul	3
Mr. Harpal Singh	4
Mr. Surendra Daulet-Singh	4
Permanent Invitees	
Dr. Brian W. Tempest	3
Mr. Malvinder Mohan Singh	3

Remuneration Policy

The Remuneration Policy of the Company for managerial personnel is primarily based on the following criteria :

- Performance of the Company, its divisions and units.
- Track record, potential and performance of individual managers and
- External competitive environment.

Remuneration of Directors

Remuneration of Executive Directors is decided by the Board based on recommendations of the Compensation Committee as per the remuneration policy of the Company, within the ceilings fixed by the shareholders. Remuneration of the Executive Directors for the year ended December 31, 2006, was as follows :

Executive Directors

Name of the Director	Salary & Allowances	Commission	Perquisites	Retiral Benefits*	Stock Options **	Service Contract Tenure	Service Contract Notice Period
	Rs.Lacs						
Dr. Brian W. Tempest	256.04	150.00	67.75	22.95	40,000	Up to 31.12.07	12 months
Mr. Malvinder Mohan Singh	466.47	150.00	9.36	31.66	-	Up to 17.01.11	12 months
Mr. Ramesh L. Adige	55.11	20.00	0.62	3.00	10,000	Up to 17.01.10 subject to super annuation policy of the Company.	12 months

* Exclusive of provision for future liabilities in respect of retiral benefits (which are based on actuarial valuation done on overall Company basis).

** Each vested option is exercisable into one fully paid-up Equity Share against payment of Rs.392 per share. Market price of the share on January 16, 2006, was Rs. 391.15 per share; hence stock options were not at a discount. The options granted are exercisable till expiry of ten years from the date of grant. Vesting period will commence on the expiry of one year from the date of grant of options and the entitlement will be in the graduated scale over a period of five years as provided in the Employees' Stock Option Scheme of the Company.

Remuneration to Non-executive Directors

Remuneration to Non-Executive Directors comprises commission and sitting fees.

Commission is paid on the basis of

a. Membership of the Board and

b. The number of Committees of the Board that they serve as members.

Non-Executive Directors

Name of the Director	Commission (Rs.Lacs)	Sitting Fees (Rs.Lacs)
Mr. Tejendra Khanna	10.50	5.00
Mr. Vivek Bharat Ram	8.50	4.05
Mr. Gurcharan Das	6.50	1.60
Dr. P. S. Joshi	4.50	2.00
Mr. Nimesh N.Kampani	8.50	2.60
Mr. V. K. Kaul	8.50	4.15
Mr. Vivek Mehra	4.50	1.85
Mr. Harpal Singh	8.50	3.85
Mr. Shivinder Mohan Singh	2.50	1.20
Mr. Surendra Daulet-Singh	6.50	2.80

Details of Shareholding of Non-Executive Directors as on December 31, 2006

Name of the Director	No. of Shares held
Mr. Tejendra Khanna	1,200
Mr. Vivek Bharat Ram	-
Mr. Gurcharan Das	-
Dr. P. S. Joshi	-
Mr. Nimesh N.Kampani	-
Mr. V. K. Kaul	200
Mr. Ravi Mehrotra	-
Mr. Vivek Mehra	-
Mr. Harpal Singh	-
Mr. Shivinder Mohan Singh	2,088,742
Mr. Surendra Daulet-Singh	9,348

(iv) Science Committee

Terms of Reference of Science Committee include -

- Approval of focus areas of research, especially New Drug Discovery Research (NDDR) and Novel Drug Delivery Systems (NDDS), R&D organizational structure and policies for the research and development function of the Company; and
- Monitoring progress of NDDR and NDDS programs and laying down a policy framework for collaborative R&D programs.

Composition and Attendance

During the year 2006, **two** meetings of the Science Committee were held : April 17 and July 21.

Name of the Member	No. of Meetings attended
Dr. P. S. Joshi, Chairman	2
Mr. Tejendra Khanna	2
Dr. Brian W. Tempest	2
Mr. Vivek Bharat Ram	2
Mr. Gurcharan Das	-
Mr. V. K. Kaul	2
Mr. Malvinder Mohan Singh	2
Permanent Invitee	
Dr. Nityanand	2

(v) Shareholders' / Investors' Grievance and Share Transfer Committee

Composition and Attendance

During the year 2006, **ten** meetings of the Committee were held - January 25, March 6, 23, 31, May 17, July 19, September 13, October 25, November 27, and December 29.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	10
Mr. Vivek Bharat Ram	9
Mr. V. K. Kaul	10

The Company addresses all complaints, suggestions and grievances expeditiously and replies have been sent / issues resolved usually within 15 days except in case of dispute over facts or other legal constraints.

The Company received 79 shareholders' complaints from Stock Exchanges / SEBI / Department of Company Affairs / Registrar of Companies which inter-alia include non-receipt of dividend, annual report, split shares, etc. The complaints were duly attended to and the Company has furnished necessary documents / information to the shareholders.

The Shareholders' / Investors' Grievance and Share Transfer Committee reviews complaints received and appropriate action is taken.

No requests for share transfers are pending except those that are disputed or sub-judice.

Mr. S. K. Patawari, Company Secretary, is the Compliance Officer of the Company.

5. GENERAL BODY MEETINGS

Details of the Annual General Meetings held in the last three years :

Year	Date	Day	Time	Venue	Special Resolutions Passed
2004	25-6-2004	Friday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research, Sector 67, S.A S. Nagar, Punjab	Payment of commission to Non-Executive Directors.
2005	30-6-2005	Thursday	11.00 A.M.	---------- do ----------	- Approval under Section 81(1A) of the Companies Act, 1956 for issuance up to 40 lacs stock options under Employees' Stock Option Plan (ESOP) Scheme of the Company. - Sub-division of equity shares from face value of Rs.10 each to face value of Rs.5 each and consequent amendments of Memorandum and Articles of Association of the Company.
2006	28-6-2006	Wednesday	11.00 A.M.	---------- do ----------	No Special Resolution passed.

6. CODE OF CONDUCT

The Code of Conduct for the Directors and Employees of the Company is posted on the website of the Company.

Declaration as required under Clause 49 of the Listing Agreement

All Directors and Senior Management personnel of the Company have affirmed compliance with the provisions of the Ranbaxy Code of Conduct for the financial year ended December 31, 2006.

Malvinder Mohan Singh
CEO & Managing Director

Gurgaon, Haryana
March 29, 2007

7. CEO / CFO Certificate

Certificate from CEO & CFO for the financial year ended December 31, 2006, has been provided elsewhere in the Annual Report.

8. DISCLOSURES

A. Related Party Transactions

The Company has not entered into any transaction of material nature with the promoters, the Directors or the management, their subsidiaries or relatives, etc., that may have any potential conflict with the interests of the Company.

B. Compliances by the Company

During the last three years, no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authorities on matters related to capital markets.

C. The Company has complied with all the mandatory requirements and has adopted non-mandatory requirements as per details given below :

(1) **The Board**

The Company maintains the Office of the Chairman at its Corporate Office at Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana) and also reimburses the expenses incurred in performance of his duties.

There is no fixed tenure for Independent Directors.

(2) **Remuneration Committee**

The Company has constituted Compensation Committee as detailed in 4(iii) hereinabove. The Chairman of the Remuneration Committee was present at the last Annual General Meeting.

(3) **Shareholders' Rights**

The quarterly financial results are published in the newspapers as mentioned under the heading "Means of Communication" at Sl. No. 9 hereinbelow and also displayed on the website of the Company. The results are not separately circulated to the shareholders.

(4) **Audit qualifications**

There are no audit qualifications in the Company's financial statements for the year under reference.

(5) **Training of Board Members**

No specific training programme was arranged for Board members. However, at the Board / Committee meetings detailed presentations are made by Professionals, Consultants as well as Senior Executives of the Company on the business related matters, risk assessment, strategy, effect of the regulatory changes, etc.

(6) **Mechanism for evaluating Non-Executive Board Members**

The Company has not adopted any mechanism for evaluating individual performance of Non-Executive Directors.

(7) **Whistle Blower Policy**

The Company has laid down a Code of Conduct for all its employees across the organisation. The Code of Conduct of the Company lays down that the employees shall promptly report any concern or breach and suggests not to hesitate in reporting a violation or raising a policy concern to the Code Compliance Cell or concerned superior. The Code provides that the Company shall support and protect employees for doing so. The Code has been rolled out across the Organisation. Further, during the year 2006, no employee was denied access to the Audit Committee of the Company.

9. MEANS OF COMMUNICATION

(a) The Company regularly intimates unaudited, as well as audited financial results to the Stock Exchanges immediately after these are taken on record by the Board. These financial results are normally published in the Business Standard / Financial Express, The Tribune (Punjabi Edition) and are displayed on the website of the Company www.ranbaxy.com and simultaneously posted on the Electronic Data Information Filing and Retrieval website namely www.sebiedifar.nic.in. The website is also accessible through a hyperlink 'EDIFAR' from SEBI's official website, www.sebi.gov.in.

The official news releases and the presentations made to the investors/analysts are also displayed on the Company's website.

(b) Management Discussion and Analysis Report forms part of the Report of the Directors.

10. SHAREHOLDER INFORMATION

Annual General Meeting

Date	:	May 31, 2007
Time	:	11.00 A.M.
Venue	:	The National Institute of Pharmaceutical Education and Research (NIPER) Sector-67, S.A.S. Nagar (Mohali) - 160 062 (Punjab)

No Special resolution is proposed to be passed by Postal ballot at the aforesaid Annual General Meeting.

Financial Calendar -

Adoption of Quarterly Results for the quarter ending	3rd / 4th week of
June 30, 2007	July 2007
September 30, 2007	October 2007
December 31, 2007	January 2008
March 31, 2008	April 2008

LISTING ON STOCK EXCHANGES

The Equity Shares of the Company are listed on the Bombay Stock Exchange Ltd. and National Stock Exchange of India at Mumbai. Global Depository Receipts (GDRs) are listed on the Stock Exchange at Luxembourg. Foreign Currency Convertible Bonds (FCCBs) have been listed with the Singapore Exchange Securities Trading Limited.

The Company confirms that it has paid annual listing fees due to the Stock Exchanges for the year 2006-2007.

STOCK CODE

1. The National Stock Exchange of India Ltd. - Ranbaxy
2. Bombay Stock Exchange Ltd. - 359 (Physical) 500359 (Demat)

REGISTRAR AND TRANSFER AGENT

M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 are the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon – 122 001 (Haryana), Tel No. 91-124-4135000, Registered Office at A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) – 160 055, (Punjab), and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi -110 019. email address: secretarial@ranbaxy.com.

Market Price Data (Rs.)				
Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	High	Low	High	Low
January 2006	404.00	363.00	403.50	362.55
February 2006	465.00	381.10	466.00	381.10
March 2006	460.80	389.80	460.05	388.15
April 2006	507.45	405.00	507.80	434.60
May 2006	530.00	395.00	530.00	397.00
June 2006	435.00	339.30	432.00	340.00
July 2006	379.95	317.10	380.45	317.00
August 2006	414.80	364.40	422.80	365.35
September 2006	441.50	394.00	441.10	346.50
October 2006	439.00	398.10	452.00	398.00
November 2006	409.80	371.00	412.00	365.55
December 2006	402.65	350.55	402.80	342.60

Stock Price Performance - Ranbaxy Vs BSE Sensex
Year 2006


Ranbaxy Share Price (Rs.)
BSE Sensex (Pts.)
550
500
450
400
350
300
14550
13500
12500
11500
10500
9500
8500
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
-- Ranbaxy
— BSE Sensex

Note: Based on daily closing data of the BSE Sensex (Pts.) and Ranbaxy (Rs. Per share)

SHARE TRANSFER SYSTEM

With a view to expedite the process of share transfers, the Board of Directors of the Company has delegated the power of share transfer to some of the Directors with appropriate individual limits. The delegated Director(s) attend(s) to the share transfer formalities at least once in a fortnight. The shares for transfers received in physical form are transferred expeditiously, provided the documents are complete and the shares under transfer are not under any dispute. The share certificates duly endorsed are returned immediately to shareholders. Confirmation in respect of the requests for dematerialization of shares is sent to the respective depositories i.e. NSDL and CDSL expeditiously.

DEMATERIALIZATION OF SHARES

The shares of the Company are in compulsory demat segment and are available for trading in the depository systems of both NSDL and CDSL. As on December 31, 2006, 359,697,389 Equity Shares of the Company, forming 96.51% of the Share Capital of the Company, stand dematerialized.

International Securities Identification Number - INE015A01028 (with NSDL and CDSL)

Shareholding Pattern as on December 31, 2006

Category	No. of Shares held	Percentage of Shareholding (%)
Promoters	129,936,214	34.86
Mutual Funds & UTI	11,964,598	3.21
Banks, Financial Institutions, Insurance Companies	59,169,082	15.88
FIIs	68,912,220	18.49
Private Corporate Bodies	5,790,475	1.55
Indian Public	70,682,801	18.97
Foreign Nationals	-	-
NRIs / OCBs	7,800,582	2.09
GDRs	18,430,992	4.95
Grand Total	**372,686,964**	**100.00**

Distribution of Shareholding as on December 31, 2006

From To	No. of Shareholders		No. of Shares	
	Number	% Total	Number	% Total
1 - 50	106,749	51.06	3,007,441	0.80
51 - 100	36,593	17.50	3,245,007	0.87
101 - 200	21,254	10.16	3,477,715	0.93
201 - 300	7,995	3.82	2,094,898	0.56
301 - 400	6,740	3.22	2,376,555	0.63
401 - 500	4,289	2.05	2,024,741	0.54
501 - 600	2,946	1.41	1,653,455	0.44
601 - 700	2,439	1.17	1,592,144	0.42
701 - 800	1,756	0.84	1,343,878	0.36
801 - 900	1,166	0.56	1,001,725	0.26
901 - 1000	2,216	1.06	2,165,285	0.58
1001 - 2000	7,380	3.53	10,716,444	2.88
2001 - 3000	2,872	1.37	7,086,378	1.90
3001 - 4000	1,513	0.72	5,220,368	1.40
4001 - 5000	786	0.38	3,560,987	0.96
5001 & above	2,413	1.15	322,119,943	86.47
Total	**209,107**	**100.00**	**372,686,964**	**100.00**

Liquidity of Shares

The Equity Shares of the Company have been included in the Sensex of the leading Stock Exchanges.

Outstanding Stock Options

Number of Stock Options outstanding as on December 31, 2006 - 6,850,980 *

Out of which 59,254 Stock Options exercised were pending allotment.

* Options granted up to October 3, 2002, are entitled for additional shares (430,865 shares) on a proportionate basis in view of issue of bonus shares by the Company in the ratio of 3 for 5 in October 2002.

There are no outstanding warrants as on December 31, 2006.

The Company had raised US $ 440,000,000 in the year 2006, through Zero Coupon Convertible Bonds. The Bonds are convertible any time on or after April 27, 2006, up to March 8, 2011, by the holders into fully paid Equity Shares of Rs. 5 each of the Company, which may subject to certain conditions, be represented by Global Depository Shares (GDS) with each GDS representing one share at a conversion price of Rs. 716.32 per share, which is subject to adjustment in certain circumstances. In case if the Bonds are not converted into shares, the Company will redeem each Bond at 126.765% of its principal amount on the maturity date, i.e. March 18, 2011

18,430,992 GDRs representing 18,430,992 Equity Shares of Rs. 5 each constituting 4.95% of the issued subscribed and paid-up share capital of the Company, were outstanding as on December 31, 2006.

Plant Locations of the Company

1. A-8, A-9, A-10 & A-11, Industrial Area, Phase - III, Sahibzada Ajit Singh Nagar, (Mohali) – 160 055 (Punjab)
2. Village Toansa, P.O. Railmajra, Distt. Nawansahar (Punjab), Pin 144 533
3. Industrial Area 3, A.B. Road, Dewas – 450 001, Madhya Pradesh
4. Village & PO Ganguwala Teh. Paonta Sahib 173 025, Distt. Sirmour (H.P.)
5. Village Batamandi Tehsil Paonta Sahib - 173 025, Distt. Sirmour (H.P.)
6. E-47/9, Okhla Industrial Area Phase-II, Okhla, New Delhi - 110 020
7. E-2 & E-3, MIDC, Jejuri, Distt. Pune - 412 303
8. Plot No. B-2, Madkaim Industrial Estate, Ponda, Goa
9. K-5, 6, 7, Ghirongi, Malanpur, Distt. Bhind - 477 116, (M.P.)

Address for Correspondence

Mr. S. K. Patawari
Company Secretary
Ranbaxy Laboratories Ltd.
Plot No. 90, Sector 32, Gurgaon – 122 001, Haryana
Tel. No. : 91-124-4185888, 4135000.
Fax No.: 91-124-4106490
Email address : secretarial@ranbaxy.com

Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements

To the members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2006, as stipulated in clause 49 of the listing agreement of the Company with the stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : Gurgaon
Dated : March 29, 2007

CEO AND CFO CERTIFICATE

To the Board of Directors of Ranbaxy Laboratories Ltd.

We, Malvinder Mohan Singh, CEO & Managing Director, and Ram S. Ramasundar, President & CFO, certify that :

(a) We have reviewed financial statements and the cash flow statement for the year ended December 31, 2006, and that to the best of our knowledge and belief :

  (i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

  (ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

(b) There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's Code of Conduct.

(c) We accept responsibility for establishing and maintaining internal controls for financial reporting and have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

(d) We have indicated to the Auditors and the Audit Committee that :

  (i) there has not been any significant changes in internal control over financial reporting during the year under reference;

  (ii) there has not been any significant changes in accounting policies during the year requiring disclosure in the notes to the financial statements; and

  (iii) there has not been any instances during the year of significant fraud of which we had become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company's internal control system over financial reporting.

Malvinder Mohan Singh	Ram S. Ramasundar
CEO & Managing Director	*President & CFO*

Place : Gurgaon
Date : March 29, 2007

BOARD OF DIRECTORS

Mr. Tejendra Khanna
Chairman
(upto 08-04-2007)

Mr. Vivek Bharat Ram

Mr. Gurcharan Das

Dr. P. S. Joshi

Mr. Nimesh N. Kampani

Mr. V. K. Kaul

Mr. Vivek Mehra

Mr. Ravi Mehrotra

Mr. Harpal Singh

Mr. Shivinder Mohan Singh

Mr. Surendra Daulet-Singh

Dr. Brian W. Tempest
Chief Mentor & Executive Vice-Chairman

Mr. Malvinder Mohan Singh
CEO & Managing Director

Mr. Atul Sobti
Chief Operating Officer & Whole-time Director

Mr. Ramesh L. Adige
Whole-time Director Corporate Affairs &
Global Corporate Communications

SECRETARY
Mr. S. K. Patawari

REGIONAL HEADQUARTERS
Gurgaon (India), London (UK), Johannesburg (South Africa), New Jersey (USA)
Rio de Janerio (Brazil), Singapore (Singapore)

MARKETING OFFICES
Doula (Cameroon), Kiev (Ukraine), Moscow (Russia), Ho Chi Minh City (Vietnam), Kaunas (Lithuania), Nairobi (Kenya)
Abidjan (Ivory Coast), Warsaw (Poland), Yangon (Myanmar), Almaty (Kazakhstan), Dubai (UAE)

STATUTORY AUDITORS
Walker Chandiok & Co, 41-L, Connaught Circus, New Delhi - 110 001

INDEPENDENT AUDITORS (US GAAP)
Grant Thornton, 41-L, Connaught Circus, New Delhi - 110 001

SOLICITORS
Khaitan Jayakar Sud & Vohra D-41, Defence Colony, New Delhi-110024

BANKERS
ABN AMRO Bank NV, Bank of America NA, Calyon Bank, Citibank NA, Deutsche Bank AG
Hong Kong & Shanghai Banking Corporation, Punjab National Bank, Standard Chartered Bank

REGISTERED OFFICE
A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160 055, Punjab (India)
Ph : (91-172) 2271450. Fax : (91-172) 2226925

CORPORATE OFFICE
Plot No. 90, Sector 32, Gurgaon – 122 001, Haryana (India) Ph : (91-124) 4135000. Fax : (91-124) 4135001

HEAD OFFICE
12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110 019 (India) Ph : (91-11) 26452666. Fax : (91-11) 26225987

Your Directors have pleasure in presenting this 46th Annual Report and Audited Accounts for the year ended 31st December, 2006.

WORKING RESULTS

	Rs. in Million	
	Year ended December 31, 2006	Year ended December 31, 2005
Net Sales	**39720.51**	34901.27
Profit from operations before Interest, Depreciation, Amortization and Impairment	**6081.70**	3178.78
Interest	**584.44**	264.11
Depreciation, Amortization and Impairment	**1067.50**	1013.33
Profit from operations		
Continuing operations	**4429.76**	1731.68
Discontinued operations	**-**	169.66
Profit from operations before exceptional items	**4429.76**	1901.34
Profit from sale of undertaking	**-**	112.29
Profit before Tax	**4429.76**	2013.63
Provision for Tax	**624.33**	(223.35)
Profit After Tax	**3805.43**	2236.98
Tax - earlier years	**145.84**	(116.56)
Balance as per last balance sheet	**560.34**	2270.05
Transfer from Foreign projects reserve	**22.95**	30.65
Balance available for appropriation	**4534.56**	4421.12
Appropriations:		
Dividend		
Interim	**3168.94**	931.11
Final	**-**	2235.55
Tax on Dividend	**444.44**	444.12
Transfer to :		
General Reserve	**450.00**	250.00
Surplus carried forward	**471.18**	560.34
	4534.56	4421.12

CONSOLIDATED WORKING RESULTS (UNDER INDIAN GAAP)

Net Sales	**60652.24**	51880.43
Profit before Interest, Depreciation, Amortization and Impairment	**9389.54**	3727.37
Interest	**1036.32**	671.16
Depreciation, Amortization and Impairment	**1842.88**	1444.52
Profit from operations		
Continuing operations	**6510.34**	1371.22
Discontinued operations	**-**	240.47
Profit from operations before exceptional items	**6510.34**	1611.69
Interest in Joint venture written off	**-**	(121.80)
Profit from sale of undertaking and a subsidiary	**-**	454.95
Profit before Tax	**6510.34**	1944.84
Provision for tax	**1356.74**	(697.57)
Profit after Tax	**5153.60**	2642.41
Minority Interests	**50.21**	25.35
Profit after Tax and Minority Interests	**5103.39**	2617.06
Tax - earlier years	**148.06**	(61.78)
Balance as per last balance sheet	**1253.94**	2532.50
Transfer from Foreign projects reserve	**22.95**	30.65
Balance available for appropriation	**6528.34**	5118.43
Appropriations:		
Dividend		
Interim	**3168.94**	931.11
Final	**-**	2235.55
Tax on Dividend	**444.44**	447.83
Transfer to :		
General Reserve	**450.00**	250.00
Surplus carried forward	**2464.96**	1253.94
	6528.34	5118.43

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the year ended December 31, 2006, under Indian GAAP and US GAAP form part of the Annual Report.

OPERATIONS

The year under review witnessed an improved performance of the Company on all parameters and as a result the Company's overall financials rebounded significantly as compared to the previous year. Consolidated net sales at Rs. 60,652 Mn, recorded an increase of 17% while net profits at Rs. 5,154 Mn were up 95% over the previous year. The key contributors to this improved performance were the 180 days marketing exclusivity of Simvastatin 80 mg in USA, buoyant growth in the branded generics markets led by India, CIS and the ASEAN countries and the acquisition of Terapia SA in Romania. In the domestic market, the Company continued to consolidate its position with improvement in market share.

The Company's international markets accounted for 79% of the overall Company's revenues (76% in 2005), whereas the Dosage form sales constituted 9*% of total revenues (86% in 2005).

During the year, the Company initiated a focused program to optimize the cost structure and these efforts yielded significant results. R&D costs during the year were significantly lower than the previous year, without affecting the overall R&D deliverables. Similarly, Selling, General & Administration (SG&A) expenditure recorded significant improvement as a percentage to sales. However, the performance for the year was impacted due to delay in new product launches in USA as a result of the warning letter issued by the US FDA in June 2006, for our Poanta Sahib facility and also the difficult market conditions prevailing in some of the key Western European markets such as UK, France and Germany.

In February 2007, Federal officials conducted a search at the New Jersey premises of the Company's US subsidiaries. The Company is not aware of any wrongdoing and is co-operating fully with the concerned authorities.

The Company continued with its growth strategy through a mix of organic and inorganic initiatives. A robust product flow across key markets coupled with a number of value enhancing and strategic acquisitions in the year is expected to provide a sound platform for the sustained growth in the coming years.

DIVIDEND

Interim Dividend of Rs. 2.50 per share was paid in November 2006. The Board has now approved payment of second interim dividend of Rs. 6 per share, taking the total dividend to Rs. 8.50 per share of par value of Rs. 5 each for the year ended December 31, 2006 (2005 - total dividend Rs. 8.50 per share of par value of Rs. 5 each). No final dividend has been recommended by the Board.

CHANGES IN CAPITAL STRUCTURE

Issue of shares on exercise of Employees' Stock Options

The Company allotted Equity Shares (on pari-passu basis) pursuant to exercise of Stock Options by the eligible employees, as summarized below

Date of Allotment	No. of Shares
July 12, 2006	62,548
October 11, 2006	32,800
January 10, 2007	91,857

SUBSIDIARIES AND JOINT VENTURES

(A) Brazil

Brazil is amongst the largest markets in Latin America region. During the year, the Company increased its equity stake in Ranbaxy Farmaceutica Ltda. (RFL from 80% to 93.67%.

(B) South Africa

The Company formed a Joint Venture (JV) in South Africa under the name Sonke Pharmaceuticals (Proprietary) Ltd. with Community Investment Holdings - CIH (Pty) for the growing Anti-retroviral business in South Africa. The Company owns a 68.4% equity stake in the JV.

(C) Sweden

With a view to further expand its direct presence in the Nordic countries, the Company established a wholly owned subsidiary in Sweden under the name of Ranbaxy Pharma AB. This subsidiary would manage operations in the territories of Sweden, Norway, Denmark & Finland.

MERGER & ACQUISITIONS

The generic industry continued to witness a spate of M&A deals signifying the increasing consolidation in the industry. The dynamic landscape is fuelling inorganic growth opportunities whereby more and more companies are focusing on the need to gain size and scale in large generic markets, enhancing their presence across newer and more complex therapeutic segments and broadening their market presence in branded generics. Your Company was also active in M&A, having completed the following transactions during the year :

(1) Terapia S.A. (Romania)

Post approval from the Romanian Competition Council, the acquisition of Terapia SA has been successfully concluded in June 2006.

(2) Ethimed (Belgium) and Allen (Italy)

The acquisitions of Ethimed NV, a generics company in Belgium, and of Allen SPA, the unbranded generics business of Glaxo SmithKline in Italy, have been successfully completed.

(3) Be-Tabs Pharmaceuticals (Proprietary) Limited (South Africa)

Be-Tabs Pharmaceuticals (Proprietary) Limited (Be-Tabs) is the 5th-largest branded generics company in South Africa with a turnover of US $ 29 Mn and with good profitability. The Company has entered into an agreement for acquisition of 100% Equity stake in Be-Tabs for a consideration of about US $ 70 Mn. Be-Tabs is a good strategic fit for the Company in the largest Pharma market of the African continent and will enable your Company to further strengthen its presence in this market. The Competition Council of South Africa has approved the acquisition and the transaction is expected to be completed sometime in second quarter of 2007.

(4) Mundogen (Spain)

Mundogen S.p.A constituted the generics business of Glaxo SmithKline in Spain. The Company has an existing product basket and a well established sales network with good coverage. This acquisition is expected to provide significant momentum for growth in the Spanish market.

(5) (i) Zenotech Laboratories, (ii) Krebs Biochemicals & Industries & (iii) Cardinal Drugs (India).

In order to enhance its manufacturing competitiveness, your Company acquired -

(i) 6.94% Equity stake in M/s Zenotech Laboratories Limited, Hyderabad for a consideration of Rs 200 Mn. This strategic stake would help the Company to gain access to the high growth therapeutic segment of Oncology for a number of markets.

(ii) 14.9% Equity stake in M/s Krebs Biochemicals & Industries Limited, Hyderabad, for a consideration of Rs. 89 Mn. This strategic stake would enable the Company to gain access to low cost manufacturing of fermentation based products.

(iii) Active pharmaceutical ingredients based manufacturing facility of M/s Cardinal Drugs Ltd., Gwalior. This would further augment the vertical integration strengths and expand existing manufacturing capacities.

(6) The Company has acquired Senetek PLC's proprietary technology to gain access to such niche patented technologies. Senetek PLC's proprietary disposable autoinjector technology is for self-administration of parenteral drugs used in emergency treatment for anaphylactic shocks.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

Management Discussion and Analysis Report, as required under the Listing Agreements with the Stock Exchanges, is enclosed at Annexure 'A'.

EMPLOYEES' STOCK OPTION SCHEME

Information regarding the Employees' Stock Option Scheme, is enclosed at Annexure 'B.'

LISTING AT STOCK EXCHANGE

The Equity Shares of the Company continue to be listed on Bombay Stock Exchange Ltd. and The National Stock Exchange. Global Depository Shares are listed on the Stock Exchange at Luxembourg and Foreign Currency Convertible Bonds are listed on the Singapore Stock Exchange. The annual listing fees for the year 2006-2007 have been paid to these Exchanges.

DISCLOSURE OF PARTICULARS

As required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, the relevant information and data is given at Annexure 'C.'

FIXED DEPOSITS

The Company has not invited / received any fixed deposits during the year.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956 (Act), your Directors confirm that :

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed, along-with proper explanation relating to material departures, wherever applicable.

(ii) The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company, as at the end of the accounting year and of the profit of the Company for that period.

(iii) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

(iv) The Directors have prepared the annual accounts on a going concern basis.

DIRECTORS

Mr. Atul Sobti, Chief Operating Officer of the Company, was appointed as an Additional Director of the Company effective January 18, 2007. The Board also appointed Mr. Sobti as Whole-time Director effective January 18, 2007, for a period of five years. The Company has received a notice, along with the requisite fee, from a member under Section 257 of the Companies Act, 1956, proposing the candidature of Mr. Sobti as a Director of the Company. Requisite approval of shareholders for his appointment and payment of remuneration is being sought at the ensuing Annual General Meeting.

Consequent upon appointment of Mr. Tejendra Khanna as Lieutenant Governor of Delhi, he has resigned from the position of Chairman and Director on the Board of the Company effective April 8, 2007. The Directors place on record their warm appreciation for valuable contribution made by Mr. Khanna.

In accordance with the Articles of Association of the Company, Mr. Vivek Bharat Ram, Dr. P. S. Joshi and Mr. Vivek Mehra, retire by rotation as Directors at the ensuing Annual General Meeting, and are eligible for re-appointment.

CORPORATE GOVERNANCE

Report on Corporate Governance along-with the Certificate of the Auditors, M/s Walker, Chandiok & Co., confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement, forms part of the Annual Report.

COST AUDIT

The reports of M/s R.J. Goel & Co., Cost Accountants, in respect of audit of the cost accounts of the pharmaceutical substances and dosage forms units of the Company for the year ended December 31, 2006, will be submitted to the Central Government in due course.

AUDITORS

M/s Walker, Chandiok & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of the Auditors, if re-appointed.

PARTICULARS OF EMPLOYEES

As required under Section 217(2A) of the Companies Act, 1956, and Rules framed thereunder, the names and other particulars of employees receiving remuneration above the prescribed threshold are set out in the annexure appended to this Report.

ACKNOWLEDGMENTS

Your Directors commend the continuing commitment and dedication of employees at all levels. The Directors would also like to thank all other stakeholders, including bankers and other business associates, who have extended their valuable sustained support and encouragement. The members of the medical profession in India and abroad have demonstrated their continued confidence in the quality and efficacy of your Company's ethical therapeutic products. This has, understandably, been critical for the Company's success. The Directors look forward to their continued support and understanding in the years to come.

On behalf of the Board of Directors

Gurgaon	VIVEK BHARAT RAM	MALVINDER MOHAN SINGH
April 10, 2007	DIRECTOR	CEO & MANAGING DIRECTOR

ANNEXURE A

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

INDUSTRY STRUCTURE & DEVELOPMENTS

The Global Pharmaceutical market audited sales grew by 7% (at constant exchange rates) to reach US $ 608 Bn in 2006. North America, Europe and Japan continued to remain the key markets accounting for 87% of the worldwide pharmaceutical sales in 2006. The buoyant growth recorded in the US pharmaceutical market, led by an increase in prescribing volume due to Medicare Part D, and a strong growth in the oncology products globally, were the key contributors to market expansion.

The North American pharmaceutical sales grew by 8.0% to reach US $ 290 Bn, constituting 48% of the global sales in 2006. Growth was fuelled by the Medicare Part D prescription benefit, the increased utilization of generics within new therapy classes and the launch of drugs targeted at specific diseases, e.g. cancer and diabetes. Europe clocked sales of US $ 182 Bn, a growth of 4.8%, and contributed 30% to total global pharmaceutical sales. Japan, the world's second largest market, which has historically posted slower growth rates, continued its weak performance with a de-growth of 0.7% at US $ 57 Bn. Sales in Latin America grew by 12.9% to reach US $ 28 Bn, while Asia, Africa & Australia grew by 9.8% to US$ 52 Bn. Emerging markets, including Turkey, Korea, Russia and India, all experienced double digit growth, outpacing global performance and signaling important shifts in the market place. With these markets recording higher growth rates than markets in North America and Western Europe, the geographic mix of growth has leaned towards these emerging economies.

The Top 10 products in the market contributed approximately 10% to Global Pharmaceutical Sales in 2006, with combined sales of US $ 60 Bn. **Atorvastatin** (Lipitor US $ 14 Bn) followed by **Esomeprazole** (Nexium US $ 7 Bn) and **Fluticasone - Salmeterol** combination (Seretide / Advair US $ 6 Bn) were the 3 top-selling products worldwide. Lipid Regulators, Oncologics and Respiratory Agents held the top three positions in terms of therapeutic classes worldwide. Lipid Regulators grew by 7.5% to US $ 35 Bn, while Oncologics was the fastest growing therapeutic class at US $ 34 Bn, a growth of 20.5%. Respiratory agents were the third largest therapy class with 10.4% growth in sales to US $ 25 Bn.

Generics

The Generic segment growth continued to outpace the global pharmaceutical market growth fuelled by the fundamental drivers of growth, that is, the increasing ageing population and government's efforts to reduce their healthcare expenditures. Generic medicines are increasingly being prescribed by general practitioners as more affordable alternatives to higher-priced originator brand-name drugs. In 2006, generics represented more than half of the volume of pharmaceutical products sold in 7 key world markets viz. US, Canada, France, Spain, Italy, Germany and the UK. While in 2006, the US witnessed significant patent expiries for products with sales in excess of US $ 14 Bn, key markets in Western Europe saw government induced healthcare reforms impacting growth in these markets. As with the global pharmaceutical market, the branded generic markets in Emerging economies witnessed robust growth rates, indicating a substantial change in the geographical mix of generic market growth.

The year witnessed pricing pressure in certain key geographies, led by a mix of market factors and government led healthcare policy changes. The pricing pressure in the US market continued, but was alleviated by the opportunity presented by the number of high value products going off patent.

The trend towards consolidation was a key highlight in the year with several mergers and acquisitions taking place across the developed and emerging markets. Indian companies have actively taken part in the consolidation drive, led by a need to broad base their presence, enhance their competitive advantages and widen their product portfolio.

The three largest markets for Ranbaxy are USA, Europe and India. The prevailing market environment in these geographies is as discussed below :

United States : In 2006, the prescription volume of unbranded generics grew 13%. Although volumes rose across a number of therapeutic areas, the emergence of new generic forms of lipid regulators, anti-depressants and inhaled nasal steroids, resulted in significant double digit growth for these classes of medications. Sales were up 22% in 2006, driven by key blockbuster products such as **Simvastatin, Clopidogrel** and **Sertraline** going off patent. Generics continue to play an increasingly prominent role in the US healthcare market. According to IMS Health, generics (including branded generics) accounted for over 60% of all prescriptions dispensed and 20% of all prescription dollars spent in 2006.

According to the baseline forecast of IMS Health, the US generics market is expected to deliver a CAGR in excess of 14% in value terms, over the period from 2005 to 2010. Generics will have a greater prescription market share compared to 2006, as the market realizes the full impact of the US $ 14 Bn in branded products, that were genericized in the course of 2006. Further, an additional US $ 12 Bn worth of branded products are expected to be genericized in 2007. The US market also witnessed the introduction of two key generic pharma-related legislations, one by Waxman / Hatch on having a regulatory pathway for bio-similars and the other by Rockefeller / Schumer / Leahy proposing to prevent authorized generics during the 180 day exclusivity period. Both these, if enacted, would augur well for the generic industry.

Europe : The key markets in Western Europe faced challenging conditions in 2006. The markets of UK, France and Germany witnessed intense competitive action, as well as state intervention, to reduce the cost of Medicare to the patients, necessitated by spiraling healthcare cost spends. The markets in Central, Eastern and Southern Europe, including the CIS belt continued to experience higher levels of growth led by a higher per capita pharmaceutical expenditure and an increasing utilization of generic drugs.

India : The Indian industry is characterized by a highly competitive and fragmented marketplace with a presence of several players, including small scale companies. The Domestic formulation market for the year 2006, is valued around Rs. 273 Bn (US $ 6 Bn), having grown by 18% during the year. 2006 was a strong year for the industry, led by buoyant growth in both acute and chronic therapy products, and an increasing demand for medicines from the rural and semi-urban population. The Top 10 companies continued to have a dominant combined market share of 36.5% *(Source: ORG-IMS SSA Audit MAT December 2006)*.

Key developments in the Indian Pharmaceutical Sector are as under:

- 55% of industry growth was driven by the therapeutic areas of Anti-infectives, Cardio Vascular & Diabetes, Gastro-intestinal & Orthopedics.
- The rural segment is increasingly demanding access to western medicine and was a prominent growth driver in the acute therapy segment. The growth rate of the Rural and Semi-Urban segment was at 23.2% (Town Class II and below).
- 84% of the overall market growth was driven by volumes of existing products, 12% due to new product introductions and 4% due to pricing and other factors.

OUTLOOK ON OPPORTUNITIES

The fundamental growth drivers of generics remain strong. Ranbaxy today is amongst the top 10 global generic companies, with an expanding global presence and a well spread marketing infrastructure. With its capabilities in vertical integration, a robust product pipeline and an India centric lower cost manufacturing base, it is well placed to capitalize on the opportunities in the generics space. The Company has a well balanced mix of revenues from the developed and emerging markets and is present in 23 of the top 25 markets in the world.

In USA, our potential for revenue growth from generic products is closely related to our pipeline of pending ANDAs, as well as tentative approvals already granted As of December 31, 2006, we had 197 ANDAs filed with the US FDA, of which 121 have been approved. Of the 76 ANDAs pending approval, based on our own analysis of publicly available US FDA data, we believe we are the first to file on 20 of these ANDA applications, which relate to brand-name drugs having aggregate sales in the United States of more than US $ 25 Bn.

With high uptake of lower-cost therapies replacing branded products in classes such as lipid regulators, antidepressants, respiratory agents, the increasingly active role of patients demanding greater access to lower cost products, and the large value of branded drugs going off-patent, generics will assume a more important role going forward. Mounting efforts on the part of insurers and employers to encourage use of generics to control healthcare costs, will also be an important growth driver for the segment.

We believe that Europe, including CIS, would be a key growth driver for the Company. While countries in Western Europe, such as Germany and France, were impacted in 2006 due to regulatory changes, we expect that market conditions will be relatively stable in 2007 and beyond. The under penetrated generic markets of Spain and Italy provide a lucrative opportunity for growth and the Company has been making, and will continue to make, organic and inorganic efforts to progress in these markets. Today, the Company is present in 23 of the 27 EU countries, signifying its expanding footprint in EU. With the front end infrastructure in place, the Company is well geared to capitalize on the growing opportunities in the market.

The outlook on the Indian Pharma market continues to be positive, with volume consumption driving the market (only 32% of Indians as of now use allopathy medicines and drug consumption at US $ 7 per head is one of lowest in the world). With India becoming a signatory to the WTO and introduction of the Patent Product regime, the Indian market will be an attractive option for introduction of research-based products. Ranbaxy, the leading pharmaceutical company in India, is well set to become a partner of choice in the Indian market. The Company has a strong reach in Metro cities, as well as extra urban areas, with its wide distribution network. Ranbaxy has been successful in building new product concepts with the focused approach of its specialty teams.

OUTLOOK ON THREATS, RISKS AND CONCERNS

The global generics business is becoming more competitive with the entry of newer players from the emerging economies. On the other hand, the government induced changes in select markets and the ongoing consolidation in the industry is bringing forth new challenges in the marketplace. The generic segment has inherent risks of patent litigations, product liability, increasing regulations and compliance related issues, particularly in the developed markets.

SEGMENT-WISE PERFORMANCE

Ranbaxy recorded global sales of US $ 1,339 Mn, a 17% growth over last year. Dosage form sales constituted 91% of global sales. The sales in overseas market constituted 79% of the total sales of the Company, as compared to 76% last year.

INTERNAL CONTROL SYSTEMS AND ADEQUACY

The internal control systems in the Company and its subsidiaries are robust. During the year 2006, the Company launched a periodic self assessment survey of key manual controls across major business units and business cycles under a web enabled program titled "Control Manager." This is designed to further enhance the control environment in the Company and bring visibility on the existence and exercise of key controls

The Internal Audit function at Ranbaxy, headed by a Vice President, reports directly to the CEO and the Audit Committee. The department consists of a team of well qualified and experienced professionals that conduct regular audits covering the Company's operations in India and overseas, and comments on the same are periodically communicated to the CEO and the Audit Committee. The Finance function of the Company is also adequately staffed with professionally qualified and experienced personnel.

The Company's Global Internal Audit Department has been accredited with the ISO 9001:2000 certificate. This certificate is recognition of systematic identification and effective management of processes, related to development, implementation and maintenance of Internal Audit Services.

FINANCIAL PERFORMANCE

For the year, the Company recorded consolidated global sales of Rs. 60,652 Mn (US $ 1,339 Mn), 17% higher than the prior year. Profit before interest, depreciation and amortization, and exceptional items was Rs. 9,390 Mn (US $ 207 Mn), higher than the prior year by 152%. Profit before tax before extra-ordinary items at Rs. 6,510 (US $ 144 Mn) was higher by 304%, while profit after tax was Rs. 5,154 Mn (US $ 114 Mn), 95% higher than last year.

HUMAN RESOURCES

Human resources management is a key focus area for the Company and there has been a constant endeavor to attract and retain the best talent. The Company invests in the training and development needs of its employees through tailor made programs and extensive workshops.

Further, during the year the Company embarked upon two global processes, i.e. the Appreciate Program and e-PMS. While the former aims at recognizing exceptional contributions made by individuals and teams, the latter is expected to result in enhancing transparency and bring about uniformity in the performance management processes.

The total number of training man-days during 2006 were 42,606, (2005 : 44,414), imparted in-house and at some of the best institutes in India and overseas.

The total number of employees of the Company and its subsidiaries as on December 31, 2006, stood at 11,343.

CAUTIONARY STATEMENT:

Statements in the "Management Discussion and Analysis" describing the Company's objectives, estimates, expectations or projections may be "forward looking statements" within the meaning of applicable laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include Government regulations, patent laws, tax regimes, economic developments within India and countries in which the Company conducts business, litigation and other allied factors.

ANNEXURE B

Information regarding the Employees' Stock Option Scheme
(As on December 31, 2006)

S. No.	Details	Nos.
1.	Options granted in the year 2006	1,221,300
2.	Options granted up to December 31, 2006, including (1) above	5,963,645
3.	No. of Options vested	2,969,991
4.	No. of Options exercised	429,803
5.	No. of shares arising as a result of exercise of options	495,924
6.	No. of Options lapsed and forfeited	1,433,069
7.	Variance in terms of options	N A
8.	Money realized by exercise of options	Rs. 423,520,820
9.	Total No. of Options in force	6,850,980

Notes :

1. The Grant / Excercise and number of Stock Options outstanding as on June 30, 2005, have been proportionately adjusted in view of the sub-division of equity shares of the Company from the face value of Rs. 10 each into 2 equity shares of Rs. 5 each.
2. Options granted upto October 3, 2002, are entitled for additional shares keeping in view of bonus shares in the ratio of 3 for 5.

Pricing formula: Closing price of the Equity Shares of the Company prior to the date of meeting of the Compensation Committee (CC) in which stock options are granted on the stock exchange on which the shares of the Company are listed. The closing price of the shares of the Company at the National Stock Exchange Limited on January 16, 2006, was Rs. 391.15 per share. Accordingly, exercise price of the options granted by the CC at the meeting held on January 17, 2006, was fixed at Rs. 392 per Share of Rs. 5 each.

(i) Options granted in the year 2006 to senior managerial personnel*:

Name	Designation (Present)	No. of Options granted
Dr. Brian W. Tempest	Chief Mentor and Executive Vice Chairman	40,000
Mr. Ramesh L. Adige	Whole-time Director Corporate Affairs & Global Corporate Communications	10,000
Mr. Ram S. Ramasundar	President & CFO	10,000
Mr. Pushpinder Bindra	President & Chief Technical Officer	10,000
Mr. Dipak Chattaraj	President, Corporate Development	8,000
Mr. Peter Burema	President, Global Business Operations	10,000
Dr. Vijay Kumar Batra	Head, Generics / NDDS / Drug Development	3,000
Dr. Pradip Kumar Bhatnagar	Vice President, New Drug Discovery Research	4,000
Dr. Gowri Shankar	Vice President, Medical Affairs & Clinical Research	3,000
Mr. Ashok Kumar Rampal	Vice President, Pharma Research & NDDS	3,000
Mr. Jay Deshmukh	Sr. Vice President, Intellectual Property	8,000
Mr. Omesh Sethi	Vice President & Head, Global Finance	4,000
Mr. James Meehan	Vice President, Generic Sales and Marketing (Region IV)	5,000
Mr. S.K. Chawla	Vice President, Global Internal Audit	5,000
Mr. Lalit Ahluwalia	Vice President & CFO (Region IV)	3,000
Mr. Udai Upendra	Vice President, Global Human Resources	5,000
Mr. Sanjeev Dani	Sr. Vice President & Regional Director, Asia & CIS	7,500
Dr. Shyam Bishen	Vice President, Corporate Development (Region IV)	3,000
Mr. S.C. Agrawal	Vice President, Global Taxation	4,000
Mr. Rahul Goswami	Vice President, Strategic Planning	3,000
Mr. Vishal Malhotra	Vice President, Fermentation and Engineering & Facilities	3,000
Mr. Ramesh Parekh	Vice President, Pharma Manufacturing	4,000
Dr. Naresh Kumar	Sr. Vice President, API Research Manufacturing & Business	4,000
Dr. Arun Purohit	Vice President, International Marketing Development	3,000

* Excludes the Senior Managerial personnel who ceased to be in employment with the Company.

(ii)	Employees who have been granted 5% of more of the options granted during the year	:	Nil
(iii)	Employees who have been granted options during any one year equal to or exceeding 1% of the issued capital of the Company at the time of grant	:	Nil
(iv)	Diluted earnings per share (EPS)	:	Rs. 9.87
(v) (a)	Method of calculation of employee compensation cost	:	The Company has calculated the employee compensation cost using the *intrinsic value* of the stock options
(b)	Difference between the employee compensation cost so computed at (a) above and the employee compensation cost that shall have been recognized if it had used the *fair value* of the options	:	Rs. 148.56 Mn (net of tax) (increase)
(c)	The impact of this difference on profits and on EPS of the Company	:	Profit after tax : Rs. 3,805.43 Mn Less : additional employee compensation cost based on *fair value* : Rs. 148.56 Mn (net of tax) Adjusted PAT : Rs. 3,656.87 Mn Adjusted EPS (diluted) : Rs. 9.50

(vi) (a) Weighted-average exercise price and fair value of Stock Options granted : (Post split adjusted price)

Stock Options granted on	Weighted average exercise price (in Rs.)	Weighted average Fair value (in Rs.)	Closing market price at NSE on the date of grant (in Rs.)
12.01.2001	335.50	145.00	324.15
03.12.2001	297.50	188.50	369.48
01.04.2002	372.50	226.00	449.48
07.02.2003	283.50	132.50	317.45
22.01.2004	495.00	212.50	503.10
17.01.2005	538.50	215.68	534.33
17.01.2006	392.00	194.07	391.15

(vii) Description of the method and significant assumptions used during the year to estimate the fair value of the options, including the following weighted average information :

The Black Scholes option pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since Option pricing models require use of substantive assumptions, changes therein can materially affect fair value of Options. The option pricing models do not necessarily provide a reliable measure of fair value of options.

The main assumptions used in the Black-Scholes option pricing model during the year were as follows :

Risk free interest rate	:	7.55%
Expected life of options from the date(s) of grant	:	10 years
Expected volatility	:	40.55
Dividend yield	:	2.17

ANNEXURE C

Information pursuant to Companies (Disclosure of Particulars in Report of Board of Directors) Rules, 1988, forming part of the Report of the Directors

1. CONSERVATION OF ENERGY AND ITS IMPACT

Measures for Conservation of Energy	Impact resulting into saving of Rs. in Million
- Operational optimization of AC plants and Chilled water pumps through BMS (Building Management System) at control room	2.30
- Segregation of cooling water (COW) loads of 350 TR chillers and DG sets / Air compressors by installing new COW pumps and headers	1.47
- Operational optimization of 18 AHUs through BMS by installing 2-way valves in the CHW outlets	0.24
- Fanless cooling tower for vacuum pump water circulation	0.98
- Operational controls on Liquid nitrogen consumption	1.24
- Energy savings in cooling water pumps and chilled water pumps using Honeywell system	1.12
- Maintained unity power factor for PSEB supply throughout the year, thereby securing discount from PSEB on billing	4.45
- Condensate recovery improvement from 25% to 35%	0.58
- Separation of -20°C and -10°C brine generation and distribution systems	1.22
- Stoppage of ETP air compressor and hooking it to central air supply system	0.22
- Switch over from Liquid Nitrogen to PSA Nitrogen for blanketing of Hydrogenarators and reactors in MP-1 plant	2.01
- Installation of energy efficient pumps for Brine supply system	0.33
- Improved insulation of DI water distribution pipelines	0.27
- Separation of Chilled water supply for MP-2 recovery	0.50
- Improvement in MP-8 recovery by re-engineering of piping and using improved version of vacuum condenser	0.33
- Solvent recovery improvement in Doxy plant, by installation of booster pump and vacuum condenser	1.35
- Replacement of 90 KW cooling tower motor with 55 KW motor for cooling tower at A-10, Mohali	0.45
- Stoppage of 55 KW cooling tower pump for A-10 and DG set utilities by rationalization of operations & reducing operating pressures	0.40
- Improvements in the operating efficiency of the boilers by usage of fuel additives.	0.40
- Replacement of under-rated 'capacitors'	0.16
- Replacement of low efficiency transformer # 3 with high efficiency transformer	0.08

2. RESEARCH & DEVELOPMENT

a) Specific areas in which R&D is carried out

- Develop technology for Active Pharmaceutical Ingredients (APIs), key drug intermediates and conventional & value added innovative dosage forms - complying to international quality and regulatory norms
- Develop "Platform Technologies" and "Products" in the area of Novel Drug Delivery Systems
- Discovery and Development of new drug molecules in select areas : Infectious Diseases (anti-bacterials and anti-fungals), Metabolic Diseases (type 2 diabetes, hyperlipidemia), Inflammatory / Respiratory Diseases (asthma, chronic pulmonary obstructive disease and rheumatoid arthritis) and Oncology
- Develop herbal drugs with rationale scientific backing, involving standardization of botanical Actives, followed by their toxicity and clinical studies
- GLP / cGCP complying Bioavailability / Bioequivalence, Toxicology and Clinical Studies (Phase - I, II & III)
- Innovation in packaging for improved patient convenience and compliance
- Up-gradation of existing technologies / products on ongoing basis

b) Benefits derived as result of R&D activities

- Technology to manufacture APIs and Dosage Forms
- Oral Controlled Release Dosage Forms leading to better patient convenience and compliance
- Generation of high quality data that comply with international regulatory requirements, for registration of APIs and generic dosage forms in India and abroad leading to speedy approvals
- Improved productivity / process efficiencies
- Internationally competitive prices and product quality
- Safe and environment friendly processes

- Generation of Intellectual wealth for the company in key potential markets
- Grant of process patents for Active Pharmaceutical Ingredients (APIs) as well as dosage forms (both conventional & novel drug delivery systems)
- Product patents in the areas of drug discovery research
- Self reliance and import substitution for conservation of Foreign Exchange
- Foreign exchange earnings / savings
- Speed to marketplace
- Enhanced business through Licensing arrangements / strategic alliances / custom synthesis
- Enhanced Global presence / visibility

c) **Future plan of action**

- Continue augmenting R&D capabilities & productivity through technological innovations, use of modern scientific and technological techniques, training and development, benchmarking and global networking
- Greater thrust in the areas of Novel Drug Delivery Systems and New Drug Discovery Research
- Continue emphasis on Custom Synthesis to draw a greater leverage on the built-in Chemical & Clinical Research infrastructure & capabilities
- Continue developing innovative, commercially viable process know-how for both Active Pharmaceutical Ingredients (APIs) and dosage forms
- Continue strengthening the Clinical Research infrastructure and capabilities complying international GLP / cGCP norms
- Continue improvements in packaging for pharmaceuticals to ensure shelf-life / stability, quality and, better patient convenience and compliance
- Enhance national and international research networking and strategic alliances

d) **Expenditure on R&D**

		Rs. in Million
	Year ended December 31, 2006	Year ended December 31, 2005
Capital	**974.86**	1,529.72
Revenue	**3,863.34**	4,863.60

3. TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION

a) Efforts in brief, made towards technology absorption and innovation
- As per 2(a)

b) Benefit derived as a result of the above efforts, e.g. product improvement, cost reduction, product development
- As per 2(b) above

Future course of action

a) To continue developing innovative and commercially viable process know-how for APIs and Dosage Forms(Conventional and Novel Drug Delivery System)

b) Information in case of imported technology(imports during the last five year)
- Not applicable

4. FOREIGN EXCHANGE EARNINGS AND OUTGO

a) Overseas sales (excluding sales to Nepal) were Rs. 27,126.23 Mn for the financial year December 31, 2006
- 601 product dossiers were filed with various international regulatory authoritiesand regulatory approvals were received for 556 product dossiers
- Drug Master Files (DMFs) for APU were filed with the regulatory authorities in several markets
- Continued to receive income by way of royalty, technical and management service fee and dividend from overseas subsidiaries/affiliates

		Rs. in Million
	Year ended December 31, 2006	Year ended December 31, 2005
Earnings	**27,558.67**	25,577.40
Outgo	**10,813.50**	13,243.75

Form for disclosure of particulars with respect to conservation of energy

	Current Year 2006	Previous Year 2005
A. Electricity and Fuel Consumption		
1. Electricity		
(a) Purchased Units (KWH	**106,937,832**	94,244,048
Total Amount (Rs. Million)	**428.26**	368.04
Rate / Unit (Rs.)	**Rs. 4.00**	Rs. 3.91
(b) Own Generation		
i) Through Diesel Generator Unit (KWH)	**10,421,072**	14,487,613
Unit per Ltr. of Diesel Oil	**3.53**	3.63
Cost / Unit	**Rs. 8.42**	Rs. 6.93
ii) Through Steam Turbine / Generator	**Not Applicable**	Not Applicable
2. Coal (Specify quality and where used)	**Not Applicable**	Not Applicable
3. Furnace Oil Qty. (K. Ltrs.)	**14,903**	14,035
Total Amount (Rs Million)	**274.36**	211.69
Average Rate (Rs. per Ltr.)	**Rs. 18.41**	Rs. 15.08
4. Others / internal generation	**Not Applicable**	Not Applicable

B. Consumption per unit of production

	Units	Standards (if any)	Current Year	Previous Year
Electricity				
Active Pharmaceutical Ingredients	(kwh per kg)	No specific standards - consumption per unit depends on product mix	**54.19**	60.50
Dosage Forms	(kwh per 1000 packs)		**83.94**	82.60
Furnace Oil				
Active Pharmaceutical Ingredients	(Ltrs per kg)		**8.03**	9.04
Dosage Forms	(K. Ltrs per 1000 packs)		**0.01**	0.01
Coal			**Not Applicable**	Not Applicable
Others			**Not Applicable**	Not Applicable

TEN YEARS AT A GLANCE

Rs. in Million

	1997-98	1998 **	1999	2000	2001	2002	2003	2004	2005	2006
Results for the year										
Sales	13,335.2	10,640.5	15,598.3	17,366.6	20,545.4	28,197.9	35,334.9	36,143.4	35,366.5	**40,587.1**
Index	1.0	1.1	1.2	1.3	1.5	2.1	2.6	2.7	2.7	**3.0**
Exports	5,956.9	4,414.1	7,323.7	8,019.6	10,290.8	18,502.9	24,674.6	24,562.4	23,371.1	**27,175.7**
Index	1.0	1.0	1.2	1.3	1.7	3.1	4.1	4.1	3.9	**4.6**
Gross Profit	2,387.6	1,552.1	2,562.5	3,177.1	3,924.1	7,304.8	10,061.4	7,211.7	3,178.8	**6,081.7**
Index	1.0	0.9	1.1	1.3	1.6	3.1	4.2	3.0	1.3	**2.5**
Profit before Tax	2,011.5	1,240.4	2,103.8	1,945.4	2,777.7	7,133.8	9,563.7	6,283.4	2,013.6	**4,429.8**
Index	1.0	0.8	1.0	1.0	1.4	3.5	4.8	3.1	1.0	**2.2**
Profit after Tax	1,866.5	1,170.0	1,968.8	1,824.4	2,519.6	6,235.8	7,947.8	5,284.7	2,237.0	**3,805.4**
Index	1.0	0.8	1.1	1.0	1.3	3.3	4.3	2.8	1.2	**2.0**
Equity Dividend	530.7	560.1	869.2	869.2	1,158.9	2,434.0 $	3,156.3	3,162.6	3,166.7	**3,168.9**
Index	1.0	1.1	1.6	1.6	2.2	4.6	5.9	6.0	6.0	**6.0**
Equity Dividend (%)	100	50	75	75	100	150	170	170	170	**170**
Earning per share (Rs.)	34.74	13.46 ***	16.99	15.74	21.86	28.86	42.61	28.26	5.68 ^	**9.87 ^**
Year-end Position										
Gross Block+	7,347.2	8,045.6	8,675.9	9,241.5	9,278.2	10,448.8	12,470.62	16,669.4	22,321.6	**24,354.5**
Index	1.0	1.1	1.2	1.3	1.3	1.4	1.7	2.3	3.0	**3.3**
Net Block	5,742.4	6,135.5	6,319.0	6,443.7	6,130.5	6,753.9	8,017.89	11,417.4	16,328.1	**17,359.1**
Index	1.0	1.1	1.1	1.1	1.1	1.2	1.4	2.0	2.8	**3.0**
Net Current Assets	9,032.8	8,320.5	8,157.5	8,257.7	7,454.5	9,564.4	13,302.89	9,466.82	11,281.0	**12,629.96**
Index	1.0	0.9	0.9	0.9	0.8	1.1	1.5	1.0	1.2	**1.4**
Net Worth	12,864.3	14,008.3	14,979.3	15,826.5	16,069.7	18,828.1	23,217.8	25,095.1	23,773.0	**23,500.1**
Index	1.0	1.1	1.2	1.2	1.2	1.5	1.8	2.0	1.8	**1.8**
Share Capital	537.2	1,158.9 ***	1,158.9	1,158.9	1,158.9	1,854.5	1,855.4	1,858.9	1,862.2	**1,863.43**
Reserve & Surplus	12,326.01	12,849.4	13,820.4	14,667.6	14,910.8	16,973.6	21,362.3	23,236.2	21,910.8	**21,636.7**
Book value per share (Rs.)	239.44	120.9 ***	129.25	136.56	138.66	101.52 $$	125.13	135.0	63.84 ^	**63.05 ^**
No. of Employees	5655	5469	5347	5734	6424	6297	6797	7195	7174	**8020**

Index : No. of times

- \+ Includes Capital Work-in-Progress
- ** 9 months Apr-Dec. Indexation based on annualised figures for 9 months ended 31.12.98
- *** After 1:1 Bonus Issue and conversion of outstanding warrants.
- $ Includes Interim Dividend Rs. 5 per share, prior to issue of bonus shares and Final Dividend of Rs 10 per share
- $$ Post issue of Bonus shares in the ratio of 3 for 5 in October, 2002.
- ^ After Share split

Sales are stated net of excise duty recovered from 2002 onwards
Earning per share are stated on fully diluted basis from 2002 onwards

To the Members of Ranbaxy Laboratories Limited

1. We have audited the attached Balance Sheet of Ranbaxy Laboratories Limited ("the Company") as at December 31, 2006, and also the Profit and Loss account and the Cash Flow Statement for the year ended on the date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 as amended by the Companies (Auditor's Report) (Amendment) Order, 2004 (the 'Order') issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (the 'Act'), we give in the Annexure 'A' statement on the matters specified in paragraph 4 and 5 of the said Order.

4. Further to our comment in Annexure "A" referred to above, we report that :

   a) We have obtained all the information and explanation, which to the best of our knowledge and belief were necessary for the purpose of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d) In our opinion and to the best of our information and according to the explanations given to us, the financial statements, read together with the notes thereon, comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, in the case of :

      i) the Balance Sheet of the state of affairs of the Company as at December 31, 2006;

      ii) the Profit and Loss Account, of the profit for the year ended on that date; and

      iii) the Cash Flow Statement, of the cash flow for the year ended on that date.

   e) On the basis of written representation received from the directors as on December 31, 2006, and taken on record by the Board of Directors, we report that none of the Directors are disqualified as on December 31, 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : Gurgaon
Dated : March 29, 2007

ANNEXURE 'A' TO THE AUDITORS' REPORT

Annexure 'A' to the auditors' report of even date to the members of Ranbaxy Laboratories Limited on the financial statements for the year ended December 31, 2006

Based upon the audit procedures performed for the purpose of reporting the true and fair view of the financial statements and in terms of the information and explanations given to us and the books and records examined by us in the normal course of audit, we report that:

(i) (a) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets.

(b) The Company's programme of physical verification of all its fixed assets over a period of three years, is in our opinion, reasonable having regard to the size of the Company and the nature of its fixed assets. As informed, no material discrepancies were noticed on such verification.

(c) In our opinion, a substantial part of fixed assets have not been disposed off during the year.

(ii) (a) Inventory has been physically verified by the management during the year. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

(iii) (a) The Company has not granted any loans, secured or unsecured to companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clauses 4(iii) (b), 4(iii) (c) and 4(iii) (d) of the Order are not applicable to the Company.

(b) The Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clauses 4(iii) (f) and 4(iii) (g) of the Order are not applicable to the Company.

(iv) In our opinion, there are adequate internal control systems commensurate with the size of the Company and the nature of its business, for the purchase of inventory, fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal controls in respect of these areas.

(v) (a) The particulars of contracts or arrangements referred to in section 301 of the Act, have been entered in the register maintained under that section.

(b) The transactions made in pursuance of contracts or arrangements referred to in section 301 of the Act are, in our opinion, at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted deposits during the year. Accordingly, the provisions of clause 4 (vi) of the Order are not applicable to the Company.

(vii) In our opinion, the Company has an internal audit system commensurate with its size and nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under clause (d) of sub-section (1) of section 209 of the Companies Act, 1956, and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained.

(ix) (a) The Company is regular in depositing the undisputed statutory dues including provident fund, investor education fund, employees' state insurance, income-tax, sales-tax, wealth-tax, service-tax, customs duty, excise duty, cess and other material statutory dues as applicable with the appropriate authorities. No undisputed amounts payable in respect of income-tax, wealth-tax, service-tax, sales-tax, customs duty and excise duty were outstanding, at the year end for a period of more than six months from the date they became payable.

(b) There are no amounts in respect of sales-tax, income-tax, customs duty, wealth-tax, service-tax, excise duty and cess that have not been deposited with the appropriate authorities on account of any dispute, other than those mentioned below:

Name of the statute	Nature of the dues	Amount Rs. in Million	Period to which the amount relates	Forum where dispute is pending
Punjab General Sales-tax Act, 1948	Purchase tax, interest and penalty	2.19	1989-90 & 1990-91	Sales tax Tribunal
Punjab General Sales-tax Act, 1948	Purchase tax	0.06	2005	Sales tax Tribunal

(x) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the current and immediately preceding financial year.

(xi) The Company has not defaulted in repayment of dues to any financial institution, bank. The Company does not have any debentures during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, the provisions of clause 4 (xii) of the Order are not applicable to the Company.

(xiii) The Company is not a chit fund or a nidhi / mutual benefit fund / society. Accordingly, the provisions of clause 4 (xiii) of the Order are not applicable to the Company.

(xiv) The Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4 (xiv) of the Order are not applicable to the Company.

(xv) There are no guarantees outstanding as at the year end that are given by the Company for loans taken by others from the banks. The terms and conditions of guarantees given by the Company for loans taken, outstanding, and repaid by others during the year, from banks are not prima facie prejudicial to the interest of the Company.

(xvi) The Company has applied the term loans for the purpose for which the loans were obtained.

(xvii) Based on an overall examination of the balance sheet and cash flow statement of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii) The Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clause 4 (xviii) of the Order are not applicable to the Company

(xix) The Company did not have any outstanding debentures during the year. Accordingly, the provisions of clause 4 (xix) of the Order are not applicable to the Company.

(xx) The Company has not raised any money by public issues during the year. Accordingly, the provisions of clause 4 (xx) of the Order are not applicable to the Company.

(xxi) We report that no fraud on or by the Company has been noticed or reported during the period covered by our audit.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : Gurgaon
Dated : March 29, 2007

BALANCE SHEET
AS AT DECEMBER 31, 2006

	Schedule	2006	2005
		Rs. in Million	
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	1,863.43	1,862.21
Reserves and surplus	2	21,627.91	21,907.98
		23,491.34	23,770.19
SHARE APPLICATION MONEY PENDING ALLOTMENT		8.79	2.78
LOAN FUNDS			
Secured loans	3	2,242.90	3,534.92
Unsecured loans	4	29,543.10	6,763.12
		31,786.00	10,298.04
Deferred tax liability (Net)	5	1,502.38	1,165.81
		56,788.51	35,236.82
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		21,335.74	17,993.15
Less : Depreciation		6,995.43	5,993.47
Net block		14,340.31	11,999.68
Capital works-in-progress		3,018.79	4,328.43
INVESTMENTS	7	26,799.45	7,627.75
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	9,549.12	8,909.33
Sundry debtors	9	10,137.45	8,066.18
Cash and bank balances	10	711.51	1,165.93
Other current assets	11	780.85	1,179.16
Loans and advances	12	3,911.01	3,383.08
		25,089.94	22,703.68
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	13	7,233.30	7,282.80
Provisions	14	5,226.68	4,139.92
		12,459.98	11,422.72
NET CURRENT ASSETS		12,629.96	11,280.96
		56,788.51	35,236.82
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the financial statements.

This is the balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	TEJENDRA KHANNA *Chairman*	DR BRIAN W. TEMPEST *Chief Mentor & Executive Vice Chairman*	MALVINDER MOHAN SINGH *CEO & Managing Director*
VINOD CHANDIOK *Partner* Membership No. 10093	ATUL SOBTI *Chief Operating Officer & Whole-time Director*	RAM S. RAMASUNDAR *President & CFO*	SUSHIL K. PATAWARI *Secretary*

Place : Gurgaon
Dated : March 29, 2007

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2006

Rs. in Million

	Schedule		2006		2005
INCOME					
Operating income	15	40,259.40		36,517.69	
Less : Excise duty		481.72	39,777.68	820.00	35,697.69
Other income	16		381.91		904.80
			40,159.59		36,602.49
EXPENDITURE					
Materials	17		16,323.82		15,048.92
Manufacturing	18		1,997.09		1,752.91
Personnel	19		3,310.85		3,016.52
Selling, general and administration	20		8,582.78		8,741.76
Research and development	21		3,863.35		4,863.60
			34,077.89		33,423.71
PROFIT FROM OPERATIONS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND IMPAIRMENT			6,081.70		3,178.78
Interest			584.44		264.11
Depreciation, amortization and impairment	22		1,067.50		1,013.33
Profit from operations					
Continuing operations			4,429.76		1,731.68
Discontinued operations			-		169.66
Profit from operations before exceptional items			4,429.76		1,901.34
Profit from sale of undertaking			-		112.29
Profit before tax			4,429.76		2,013.63
Provision for tax	23		624.33		(223.35)
Profit after tax			3,805.43		2,236.98
Tax - earlier years			145.84		(116.56)
Balance as per last balance sheet			560.34		2,270.05
Transfer from Foreign projects reserve			22.95		30.65
Balance available for appropriation			4,534.56		4,421.12
APPROPRIATIONS					
Dividend					
Interim			3,168.94		931.11
Final			-		2,235.55
Tax on dividend			444.44		444.12
Transfer to General reserve			450.00		250.00
Surplus carried forward			471.18		560.34
			4,534.56		4,421.12
EARNINGS PER SHARE (Rs.)	24				
Including discontinued operations and exceptional items					
Basic			10.60		5.70
Diluted			9.87		5.68
Excluding discontinued operations and exceptional items					
Basic			10.60		5.14
Diluted			9.87		5.12
SIGNIFICANT ACCOUNTING POLICIES	25				
NOTES TO THE FINANCIAL STATEMENTS	26				

The schedules referred to above form an integral part of the financial statements
This is the profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

TEJENDRA KHANNA
Chairman

ATUL SOBTI
Chief Operating Officer & Whole-time Director

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

RAM S. RAMASUNDAR
President & CFO

MALVINDER MOHAN SINGH
CEO & Managing Director

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : March 29, 2007

CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

Rs. in Million

	2006	2005
A. CASH FLOW FROM OPERATING ACTIVITIES		
Net profit before exceptional items	4,429.76	1,901.34
Adjustments for :		
Depreciation / Amortization	1,067.50	1,013.33
Assets written off	2.14	29.54
Deferred employees compensation	26.35	32.68
Unrealised foreign exchange gain	(270.74)	(221.54)
Dividend income	(10.25)	(30.91)
Profit on disposal of investments	(0.01)	(424.50)
(Profit) / Loss on sale of fixed assets (Net)	(3.54)	29.29
Interest expense	584.44	264.11
Interest income	(201.05)	(139.76)
Amounts written off	18.16	163.27
Provision / (Reversal) for doubtful debts and advances	44.74	(225.08)
	1,257.74	490.43
Operating profit before working capital changes	5,687.50	2,391.77
Adjustments for :		
Inventories	(639.79)	(278.31)
Sundry debtors / receivables	(2,283.67)	(110.69)
Loans and advances	(451.01)	158.95
Trade / Other payables	122.66	(743.88)
Other current assets	513.23	(566.61)
	(2,738.58)	(1,540.54)
Net cash generated from operating activity	2,948.92	851.23
Direct taxes paid (Net of refunds)	205.94	221.94
Net cash from operating activities	3,154.86	1,073.17
B. CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets / capital works-in-progress	(2,158.19)	(6,258.89)
Consideration received for discontinued business	-	780.10
Sale proceeds of fixed assets	61.11	91.35
Investment in Subsidiaries	(202.00)	(878.89)
Other investments	(18,969.70)	(13.64)
Sale proceeds of investments	0.01	480.00
Short term deposit / secured loans	16.35	5.68
Interest received	204.81	135.73
Dividend received	10.25	30.91
Net cash used in investing activities	(21,037.36)	(5,627.65)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of capital (including premium)	63.32	135.53
Increase in bank borrowings	2,153.73	9,101.29
Proceeds from FCCB	19,553.60	-
Increase / (Decrease) in other borrowings	38.56	(5.14)
Interest paid	(573.73)	(262.12)
FCCB issue expenses	(227.50)	-
Dividend paid	(3,167.27)	(3,164.26)
Tax on Dividend	(444.20)	(443.80)
Net cash from financing activities	17,396.51	5,361.50
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(485.99)	807.02
Cash and cash equivalents at the beginning	1,109.56	302.54
Cash and cash equivalents at the close	623.57	1,109.56

Notes :

Cash and cash equivalents include :		
Cash and cheques in hand and remittances in transit	80.48	204.93
With banks in :		
Current accounts (Net of dividend accounts Rs. 87.0[illegible] Mn (Previous year Rs. 55.27 Mn))	103.09	44.63
Deposit accounts (Net of pledged Rs. 0.88 Mn (Previous year Rs. 1.05 Mn))	440.00	860.00
	623.57	1,109.56

This is the cash flow statement referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

VINOD CHANDIOK
Partner
Membership No. 10093

ATUL SOBTI
Chief Operating Officer & Whole-time Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : March 29, 2007

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006	2005
	Rs. in Million	
SCHEDULE 1		
SHARE CAPITAL		
Authorised		
598,000,000 (Previous year 598,000,000) Equity shares of Rs. 5 each	**2,990.00**	2,990.00
100,000 (Previous year 100,000) Cumulative preference shares of Rs. 100 each.	**10.00**	10.00
	3,000.00	3,000.00
Issued, subscribed and paid up		
372,686,964 (Previous year 372,442,190) Equity shares of Rs. 5 each fully paid	**1,863.43**	1,862.21
	1,863.43	1,862.21
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve	**5.41**	5.41
Amalgamation reserve	**43.75**	43.75
Securities premium account		
As per last balance sheet	**6,235.31**	6,054.54
Add : Received during the year *	**64.69**	180.77
	6,300.00	6,235.31
Less : Expenses on issue of FCCB (Net of taxes)	**150.93**	-
Less : Premium payable on redemption of FCCB (Net of taxes)	**549.47**	-
	5,599.60	6,235.31
* Includes Rs. 8.59 million (previous year Rs. 23.03 million) transferred from Employees' Stock Options Outstanding		
Foreign projects reserve		
As per last balance sheet	**85.67**	116.32
Less: Transfer to profit and loss account	**22.95**	30.65
	62.72	85.67
General reserve		
As per last balance sheet	**14,901.24**	14,651.24
Add : Transfer from profit and loss account	**450.00**	250.00
	15,351.24	14,901.24
Employees' stock options		
Employees' stock options outstanding	**127.96**	150.19
Less: Deferred employee compensation	**33.95**	73.93
	94.01	76.26
Surplus in profit and loss account	**471.18**	560.34
Total	**21,627.91**	21,907.98
SCHEDULE 3		
SECURED LOANS		
Loans from banks	**2,242.90**	3,534.92
Secured against stocks, book debts and receivables, both present and future.	**2,242.90**	3,534.92
SCHEDULE 4		
UNSECURED LOANS		
Short term loans		
Banks	**7,611.62**	5,128.91
Long term loans		
Zero coupon Foreign Currency Convertible Bonds (FCCB) [Refer Note 19 on Schedule 26]	**19,474.40**	-
Banks	**2,398.76**	1,614.45
Others	**44.30**	-
Deferred sales tax credit	**14.02**	19.76
	29,543.10	6,763.12

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 5

DEFERRED TAX LIABILITY (NET)

Rs. in Million

	2006	2005
Deferred tax liability arising on account of :		
Depreciation, amortization and impairment	**2,622.37**	2,552.88
	2,622.37	2,552.88
Less: Deferred tax asset arising on account of :		
Provision for:		
Doubtful debts and advances	**199.63**	184.57
Retirement benefits	**54.66**	46.99
FCCB redemption premium charged to securities premium account	**278.79**	-
Tax losses carried forward	**583.46**	1,151.72
Others	**3.45**	3.79
	1,119.99	1,387.07
	1,502.38	1,165.81

SCHEDULE 6

FIXED ASSETS

Rs. in Million

	Gross block				Accumulated Depreciation, amortization & impairment	Net Block	
Description	2005	Additions*	Deletions	2006	2006	2006	2005
Tangibles							
Land	403.36	22.04	3.51	**421.89**	-	**421.89**	403.36
Buildings	2,669.18	387.55	1.30	**3,055.43**	**514.23**	**2,541.20**	2,229.91
Plant and machinery	12,455.72	2,717.28	75.26	**15,097.74**	**5,166.58**	**9,931.16**	8,015.24
Furniture and fixtures	700.44	101.77	13.59	**788.62**	**208.05**	**580.57**	530.90
Vehicles	264.40	89.16	31.58	**321.98**	**64.43**	**257.55**	213.53
Intangibles							
Product development	268.81	14.49	-	**283.30**	-	**283.30**	268.81
Patent, trade marks, designs and licences	631.24	23.62	-	**654.86**	**607.25**	**47.61**	107.42
Software	390.00	110.92	-	**500.92**	**274.86**	**226.06**	160.51
Non-compete	210.00	1.00	-	**211.00**	**160.03**	**50.97**	70.00
Total	**17,993.15**	**3,467.83**	**125.24**	**21,335.74**	**6,995.43**	**14,340.31**	**11,999.68**
Previous Year	14,027.86	4,572.04	606.75	17,993.15	5,993.47	11,999.68	8,775.80

* Additions to fixed assets during the year include Rs. 974.86 million (previous year Rs. 1,529.72 million) used for research and development.

SCHEDULE 7

INVESTMENTS

Rs. in Million

	Nature of investment	Face value	Numbers 2006	Numbers 2005	2006	2005
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free) of the Unit Trust of India					**4.11**	4.11
					4.11	4.11
LONG TERM						
Investments in shares of companies (fully paid)						
Trade :						
Quoted						
Zenotech Laboratories Limited	Equity shares	Rs. 10	**2,000,000**	-	**200.00**	-
					200.00	-
Other than trade :						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	-	100	-	*
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
					0.03	0.03
Unquoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	**14,097,660**	14,097,660	**140.98**	140.98
Biotech Consortium India Ltd.	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
Nimbua Greenfield (Punjab) Limited	Equity shares	Rs. 10	**250,000**	50,000	**2.50**	0.50
					143.98	141.98
Subsidiary companies (Trade)						
Domestic						
Vidyut Investments Ltd.	Equity shares	Rs. 10	**25,008,400**	25,008,400	**250.08**	250.08
Ranbaxy Drugs Ltd.	Equity shares	Rs. 10	**3,100,020**	3,100,020	**31.00**	31.00
	10% NCRP	Rs. 10	**250**	250	*	*
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity shares	Rs. 10	**3,100,000**	3,100,000	**17.25**	17.25
Solus Pharmaceuticals Ltd.	Equity shares	Rs. 10	**3,000,700**	3,000,700	**30.01**	30.01
Rexcel Pharmaceuticals Ltd.	Equity shares	Rs. 10	**1,000,000**	1,000,000	**10.00**	10.00
Gufic Pharma Ltd.	Equity shares	Rs. 100	**4,900**	4,900	**535.22**	535.22
Overseas						
Ranbaxy (Netherlands)BV., The Netherlands	Shares	EUR 100	**3,939,716**	459,863	**21,919.16**	2,949.46
Ranbaxy (Hongkong) Ltd., Hongkong	Equity shares	HK$ 1	**2,400,000**	2,400,000	**9.84**	9.84
Ranbaxy Pharmacie Generiques SAS, France	Equity shares	€9	**800,000**	800,000	**3,400.02**	3,400.02
Ranbaxy (Guangzhou China) Ltd., China	Capital contribution	US $ 5,900,000			**193.95**	193.95
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	RM 1	**3,189,248**	3,189,248	**36.56**	36.56
Ranbaxy (Nigeria) Ltd.,Nigeria	Ordinary shares	Naira 1	**13,070,648**	13,070,648	**7.40**	7.40
Ranbaxy Unichem Co. Ltd., Thailand	Ordinary shares	Bahts 100	**206,670**	206,670	**21.20**	21.20
					26,461.69	7,491.99
					26,809.81	7,638.11
Less: Provision for diminution in value of long term investments					**(10.36)**	(10.36)
					26,799.45	7,627.75

NOTES

1. * Rounded off to Nil
2. NCRP denotes Non convertible redeemable preference shares

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006	2005
	Rs. in Million	
SCHEDULE 8		
INVENTORIES		
(As certified by the management)		
Stores and spares	80.09	82.38
Raw materials	3,835.11	3,664.20
Packaging materials	424.24	400.06
Finished goods		
Own manufactured	3,098.49	2,704.77
Others	359.98	325.75
Work-in-process	1,751.21	1,732.17
	9,549.12	8,909.33
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Debts outstanding for a period exceeding six months		
Secured	0.84	23.26
Unsecured	1,831.73	688.80
	1,832.57	712.06
Other debts		
Secured	231.13	224.09
Unsecured	8,231.01	7,243.56
	8,462.14	7,467.65
	10,294.71	8,179.71
Less : Doubtful and provided for	157.26	113.53
	10,137.45	8,066.18
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	19.00	18.25
Remittances in transit	61.48	186.68
With scheduled banks in:		
Current accounts	67.01	6.88
Deposit accounts	440.88	861.05
Margin money accounts	-	0.05
Unclaimed dividend accounts	87.06	55.27
With non-scheduled banks in:		
Current accounts	36.08	37.75
	711.51	1,165.93
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	463.23	696.79
Exchange gain accrued on forward contracts	184.35	321.06
Insurance claims	77.48	144.84
Interest accrued	4.82	8.58
Others	80.89	37.81
	810.77	1,209.08
Less : Doubtful and provided for	29.92	29.92
	780.85	1,179.16
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	57.34	73.69
Unsecured		
Advances recoverable in cash or in kind or for value to be received	2,694.74	2,233.65
Due from subsidiary companies	394.68	404.57
MAT credit receivable	381.50	50.00
Prepaid income-tax	788.65	1,026.07
	4,316.91	3,787.98
Less : Doubtful and provided for	405.90	404.90
	3,911.01	3,383.08

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

Rs. in Million

	2006	2005
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	7.18	30.13
Interest accrued but not due on loans	12.92	2.21
Sundry creditors	4,701.42	5,674.54
Unclaimed dividend *	87.06	55.27
Other liabilities	2,424.72	1,520.65
	7,233.30	7,282.80
* Not due for deposit to Investor education & protection fund		
SCHEDULE 14		
PROVISIONS		
Retirement benefits	1,174.18	1,004.16
Income-tax	673.25	586.68
Premium payable on redemption of FCCB [Refer note 19 on schedule 26]	828.26	-
Final dividend	-	2,235.55
Interim dividend	2,237.22	-
Tax on dividend	313.77	313.53
	5,226.68	4,139.92
SCHEDULE 15		
OPERATING INCOME		
SALES		
Domestic	13,893.14	12,815.44
Export	27,175.65	23,371.10
	41,068.79	36,186.54
Less : Trade discounts	1,348.28	1,285.27
	39,720.51	34,901.27
OTHERS		
Royalty and technical know-how	338.26	304.95
Export incentives	479.09	650.55
Exchange (Loss) / Gain (Net)	(582.11)	532.45
Sundries	303.65	128.47
	538.89	1,616.42
	40,259.40	36,517.69
SCHEDULE 16		
OTHER INCOME		
Interest	201.05	139.76
Dividend	10.25	30.91
Profit on sale of fixed assets	31.03	1.99
Profit on sale of long term investments	0.01	424.50
Unclaimed balances / excess provisions written back	47.55	243.74
Miscellaneous	92.02	63.90
	381.91	904.80
SCHEDULE 17		
MATERIALS		
Raw materials consumed	12,274.26	11,054.91
Packaging materials consumed	1,703.97	1,461.43
Finished goods purchased	2,792.58	2,842.16
Increase in work in process and finished goods		
Opening stock		
Work-in-process	1,732.17	1,658.47
Finished goods		
Own manufactured	2,704.77	2,228.83
Others	325.75	565.81
	4,762.69	4,453.11
Less :		
Closing stock		
Work-in-process	1,751.21	1,732.17
Finished goods		
Own manufactured	3,098.49	2,704.77
Others	359.98	325.75
	5,209.68	4,762.69
Increase	(446.99)	(309.58)
Materials consumed	16,323.82	15,048.92

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Rs. in Million 2006	2005
SCHEDULE 18		
MANUFACTURING		
Stores and spares consumed	311.49	317.00
Power and fuel	806.98	695.51
Repairs and maintenance		
Factory buildings	26.51	23.92
Plant and machinery	67.32	51.86
Analytical charges	26.59	23.43
Processing charges	701.31	595.63
Excise duty	56.89	45.56
	1,997.09	1,752.91
SCHEDULE 19		
PERSONNEL		
Salaries,wages and bonus	2,876.10	2,639.80
Contribution to provident and other funds	232.77	180.79
Workmen and staff welfare	175.63	163.25
Amortization of deferred employees compensation	26.35	32.68
	3,310.85	3,016.52
SCHEDULE 20		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	151.32	168.56
Rates and taxes	116.13	152.74
Regulatory filing fee	153.90	167.67
Printing and stationery	62.51	68.23
Electricity and water	59.97	55.47
Insurance	327.66	249.94
Communication	141.05	150.60
Legal and professional charges	1,318.90	1,620.77
Travel and conveyance	665.45	529.76
Running and maintenance of vehicles	59.77	51.21
Repairs and maintenance	177.48	164.96
Discounts	51.19	26.90
Claims paid	826.54	762.40
Freight, clearing and forwarding	1,438.73	1,291.53
Marketing and promotion services	87.58	178.64
Advertising and sales promotion	1,487.10	2,008.12
Market research expenses	572.70	-
Conferences and meetings	81.20	98.79
Commission	423.53	572.29
Recruitment and training	71.94	79.84
Assets written off	2.14	29.54
Loss on sale of fixed assets	10.23	21.16
Amounts written off	17.90	163.27
Provision for doubtful debts and advances	44.74	(100.81)
Others	233.12	230.18
	8,582.78	8,741.76

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006	2005
	Rs. in Million	
SCHEDULE 21		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	910.22	941.91
Contribution to provident and other funds	51.84	43.57
Workmen and staff welfare	56.38	44.51
Raw materials consumed	1,078.87	1,277.85
Consumables	427.95	318.57
Power and fuel	159.41	112.72
Clinical trials	510.05	1,652.37
Rentals	61.85	62.90
Printing and stationery	20.82	20.77
Insurance	26.88	22.45
Communication	38.11	52.29
Legal and professional charges	74.59	12.89
Travel and conveyance	70.22	68.81
Running and maintenance of vehicles	15.11	10.52
Analytical testing and processing charges	44.23	22.64
Repairs and maintenance		
Machinery	36.58	15.55
Buildings	7.49	5.97
Others	56.77	42.62
Recruitment and training	31.15	14.15
Others	184.83	120.54
	3,863.35	4,863.60
SCHEDULE 22		
DEPRECIATION, AMORTIZATION AND IMPAIRMENT		
Depreciation		
Buildings	75.16	59.07
Plant and machinery	772.82	639.86
Furniture and fixtures	44.59	37.48
Vehicles	26.10	23.80
	918.67	760.21
Amortization		
Patents, trademarks and designs	83.43	126.25
Software	45.37	49.19
Non-compete	20.03	20.00
	148.83	195.44
Impairment		
Product licences	-	57.68
	1,067.50	1,013.33
SCHEDULE 23		
PROVISION FOR TAX		
Current income-tax	351.47	26.91
MAT credit entitlement	(331.50)	(50.00)
Deferred tax*	527.61	(285.26)
Fringe benefit tax	76.75	85.00
	624.33	(223.35)

* Deferred tax is net of deferred tax charge on FCCB issue expenses Rs. 76.58 million (previous year Nil) adjusted from the Securities Premium Account

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

		Rs. in Million
SCHEDULE 24	**2006**	2005
EARNINGS PER SHARE		
Net profit attributable to equity shareholders including discontinued operations		
Profit after tax	**3,805.43**	2,236.98
Tax-earlier years	**145.84**	(116.56)
Net profit available	**3,951.27**	2,120.42
Net profit attributable to equity shareholders excluding discontinued operations		
Net profit available	**3,951.27**	2,120.42
Less:		
Net profit from Discontinued operations (Net of taxes)	**-**	(208.90)
Exchange gain on Foreign Currency Convertible Bonds (Net of taxes)	**(52.54)**	-
	3,898.73	1,911.52
No. of weighted average equity shares		
Basic	**372,595,730**	372,216,805
Effect of dilutive equity shares equivalent		
- Stock options outstanding	**746,412**	1,089,479
- Foreign Currency Convertible Bonds	**21,546,734**	-
Diluted	**394,888,876**	373,306,284
Nominal value of equity share (Rs.)	**5.00**	5.00
EARNINGS PER SHARE (Rs.)		
Including discontinued operations and exceptional item		
Basic	**10.60**	5.70
Diluted	**9.87**	5.68
Excluding discontinued operations and exceptional item		
Basic	**10.60**	5.14
Diluted	**9.87**	5.12

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of preparation

The financial statements have been prepared to comply with the mandatory Accounting Standards issued by the Institute of Chartered Accountants of India ('ICAI') and the relevant provisions of the Companies Act, 1956 (the 'Act'). The financial statements have been prepared under the historical cost convention on accrual basis. The accounting policies have been consistently applied by the Company unless otherwise stated.

[b] Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

Borrowing costs directly attributable to acquisition or construction of fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalized.

[c] Intangibles

Patents, Trademarks, Designs and licences

Cost incurred for acquiring patents, trademarks designs and licences are capitalized and amortized on a straight-line basis over a period of five years.

Computer software

Software which is not an integral part of the related hardware, is classified as an intangible asset and is amortized over a period of six years, being the estimated useful life.

Non-compete

Non-compete compensation is capitalized and amortized on a straight-line basis over the life of the non-compete agreement.

Product Development

Cost incurred for acquiring rights for products under development are recognized as intangible assets and amortized on a straight-line basis over a period of five years from the date of regulatory approval. Subsequent expenditures on development of such products are also added to the cost of intangibles.

[d] Depreciation

Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in Schedule XIV to the Act.

Premium paid on perpetual leasehold land is charged to revenue on termination / renewal of lease agreements.

[e] Leases

Operating lease payments are recognized as an expense in the Profit and Loss account on a straight-line basis over the term of the lease.

[f] Investments

Investments that are readily realizable and intended to be held for not more than one year are classified as current investments. All other investments are classified as long-term investments. Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost. However, provision for diminution in value is made to recognise a decline other than temporary in the value of the investments.

Profit / loss on sale of investments is computed with reference to their average cost.

[g] Inventories

Inventories are valued as follows:

Raw materials, stores and spares and packaging materials

Lower of cost and net realisable value. However, materials and other items held for use in the production of finished goods are not written down below cost if the products in which they will be incorporated are expected to be sold at or above cost. Cost is determined on a weighted average basis.

Finished goods

Lower of cost and net realizable value. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity. Cost of finished goods includes excise duty.

Work-in-process

At cost up to estimated stage of process. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion to make the sale.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Where duty paid / indigenous materials are consumed, in manufacture of products exported prior to duty-free import of materials under the Advance Licence Scheme, the estimated excess cost of such materials over that of duty-free materials is carried forward and charged to revenue on consumption of such duty-free materials.

(h) Revenue recognition

Revenue is recognized to the extent that it can be reliably measured and is probable that the economic benefits will flow to the Company.

Sale of Goods:

Revenue from sale of goods is recognized when the significant risks and rewards of ownership of the goods are transferred to the customer and is stated net of trade discounts, excise duty, sales returns and sales tax.

Royalties, Technical Know-how and Licensing income:

Revenue is recognized on accural basis in accordance with the terms of the relevent aggrement.

Interest:

Revenue is recognized on a time proportion basis taking into account the amount outstanding and the rate applicable.

Dividends:

Revenue is recognized when the right to receive is established.

(i) Research and development costs

Revenue expenditure incurred on research and development is charged to profit and loss account in the year it is incurred. Capital expenditure is included in the respective heads under fixed assets and depreciation thereon is charged to depreciation account.

(j) Expenditure on regulatory approvals

Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and product acquisitions is charged to revenue.

(k) Employee stock option plan

The accounting value of stock options representing the excess of the market price on the date of grant over the exercise price of the shares granted under "Employees' Stock Option Scheme" of the Company, is amortized as "Deferred employees compensation" on a straight-line basis over the vesting period in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

(l) Foreign currency translation

Investments in foreign entities are recorded at the exchange rate prevailing on the date of making the investment. Transactions in foreign currencies are recorded at the rates prevailing on the date of the transaction. Monetary items denominated in foreign currency are restated at the rate prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded during the year, or reported in the previous financial statements, are recognized as income or expense in the year in which they arise, except for exchange differences arising on loans denominated in foreign currencies utilised for acquisition of fixed assets from outside India, where the exchange gains/losses are adjusted to the cost of such assets.

The exchange differences arising on forward foreign currency contracts other than those entered into to hedge the foreign currency risk of firm commitments or highly probable forecast transactions are recognized in the period in which they arise based on the difference between i) foreign currency amount of the contract translated at the exchange rate on the reporting date and ii) the same foreign currency amount translated at the later of the date of inception of the forward exchange contract or the last reporting date.

The premium or discount arising at the inception of the forward foreign currency contracts is amortized as an expense or income over the life of the contract.

Any profit or loss arising on cancellation or renewal of forward foreign exchange contracts is recognized as income or expense for the year.

Representative offices

In translating the financial statements of representative offices, the monetary assets and liabilities are translated at the rate prevailing on the balance sheet date; non monetary assets and liabilities are translated at exchange rates prevailing at the date of the transaction and income and expense items are converted at the respective monthly average rate.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

[m] Retirement benefits

Provisions for liabilities in respect of gratuity, pension and leave encashment are made based on actuarial valuation made by an independent actuary as at the balance sheet date.

Contributions in respect of provident fund, superannuation and gratuity are made to the specific Trusts set up by the Company and charged to the profit and loss account.

[n] Taxes on income

Provision for tax comprises of current tax, deferred tax and fringe benefit tax.

The provision for current income tax is the aggregate of the balance tax for three months ended March 31, 2006 based on the return of the income filed for the year ended March 31, 2006 and the estimated provision based on the taxable profit for the remaining nine months up to December 31, 2006, the actual tax liability, for which, will be determined on the basis of the results for the period April 1, 2006 to March 31, 2007.

Deferred income tax reflects the impact of current year timing differences between taxable income / losses and accounting income for the year and reversal of timing differences of earlier years. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted as at the balance sheet date. Deferred tax assets are recognized only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized. In respect of carry forward losses and unabsorbed depreciation, deferred tax assets are recognized only to the extent there is virtual certainty that sufficient future taxable income will be available against which such losses can be set off.

[o] Export benefits / incentives

Export entitlements in respect of the exports made under the Duty Entitlement Pass Book ("DEPB") Scheme are recognized in the profit and loss account when the right to receive credit as per the terms of the scheme is established.

Obligations / entitlements under the Advance Licence Scheme for import of raw materials are accounted for on purchase of raw materials / export sales.

[p] Contingent liabilities

The Company makes a provision when there is a present obligation as a result of a past event where the outflow of economic resources is probable and a reliable estimate of the amount of obligation can be made. The disclosure is made for possible or present obligations that may, but probably will no , require outflow of resources as contingent liability in the financial statements.

[q] Use of estimates

In preparing Company's financial statements in conformity with accounting principles generally accepted in India, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any revision to accounting estimates is recognized in the period the same is determined.

[r] Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average number of equity shares outstanding during the period are adjusted for events of bonus issue and share split.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

[s] Impairment of assets

The Company on an annual basis tests the carrying amount of assets for impairment so as to determine a] The provision for impairment loss, if any, or b] the reversal, if any required on account of impairment loss recognized in previous periods.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26
NOTES TO THE FINANCIAL STATEMENTS

1. **Share capital**

a] Share capital includes :

[i] 293,698,988 (Previous year 293,698,988) Equity shares of Rs. 5 each allotted as fully paid bonus shares by capitalization out of share premium and reserves.

[ii] 6,562,308 (Previous year 6,562,308) Equity shares of Rs. 5 each allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options for equity shares of the Company under the "Employees' Stock Option 'Scheme" :

Date of grant	Exercise price		2006		2005	
	Rs.	Rs.	Numbers		Numbers	
January 12, 2001*	336.50	(210.31)	**101,397**	**(162,235)**	126,996	(203,194)
December 3, 2001*	297.50	(185.94)	**233,532**	**(373,651)**	282,626	(452,202)
April 1, 2002*	372.50	(232.81)	**383,180**	**(613,088)**	455,142	(728,227)
February 7, 2003	283.50	-	**997,739**	**-**	1,167,974	-
January 12, 2004	496.00	-	**1,735,742**	**-**	2,003,450	-
January 17, 2005	538.50	-	**2,288,440**	**-**	2,668,650	-
January 17, 2006	392.00	-	**1,110,950**	**-**	-	-
			6,850,980	**(1,148,974)**	6,704,838	(1,383,623)

* The figures in parenthesis represents adjusted exercise price in accordance with the Employees' Stock Option Scheme of the Company on account of issue of bonus shares in the ratio of 3:5 on October 11, 2002.

2. **Fixed assets**

a] Land includes :

(i) cost of leasehold land Rs. 207.92 million (Previous year Rs. 196.24 million).

(ii) freehold land, valued at Rs. 12.24 million (Previous year Rs. 12.24 million) purchased along with building etc.

(iii) cost of land Rs. 27 06 million (Previous year Rs. 27.65 million) pending registration in the name of the Company.

b] Buildings include Rs. 500 (Previous year Rs. 500) representing unquoted fully paid shares of Rs. 50 each in a cooperative housing society.

c] Capital works-in progress includes:

(i) advances Rs. 45.86 million (Previous year Rs. 114.16 million).

(ii) pre-operative expenses Rs. 217.60 million (Previous year Rs. 156.79 million) as detailed below :

	Rs. in Million	
Description	**2006**	2005
Opening balance	**156.79**	70.75
Add : Addition during the year		
Salaries, wages and bonus	**38.54**	55.37
Contributions to provident and other funds	**3.03**	5.75
Workmen and staff welfare	**1.45**	3.36
Raw materials	**2.03**	23.76
Power and fuel	**37.23**	50.82
Rentals	**0.14**	0.51
Insurance	**2.48**	-
Others	**12.97**	43.99
	254.66	254.31
Less : Capitalized during the year	**37.06**	97.52
Balance	**217.60**	156.79

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

3. **Cash and bank balances :**

(i) Includes deposit receipts of Rs. 0.88 million (Previous year Rs 1.05 million) pledged with Government Authorities.

(ii) Balances with non-scheduled banks in current accounts :

	Rs. in Million		Maximum balance Rs. in Million	
	2006	2005	**2006**	2005
AB Vilnius Bankas, Kaunas, Lithuania	**7.97**	6.40	**15.02**	16.49
ABN AMRO BANK, Bucharest, Romania	**2.45**	0.18	**3.43**	1.72
ABN AMRO BANK, Moscow, Russia	**4.17**	5.45	**36.94**	28.65
Banque Internationale Pour Le Commerce Et L'industrie du Cameroun, Doula, Cameroon	**0.43**	4.75	**4.78**	12.17
Barclays Bank of Kenya Ltd, Nairobi Kenya	**1.32**	1.40	**1.34**	3.77
Bank Handlowy W Warszawie SA, Warsaw, Poland	**0.42**	0.42	**0.60**	15.12
Calyon Corporate, HO Chi Minh, Vietnam	**2.68**	9.20	**6.69**	16.75
Calyon Corporate, Kiev, Ukraine	**0.06**	2.94	**20.35**	15.54
Citi Bank, Almaty, Kazakhstan	**2.88**	0.17	**14.25**	9.69
Citi Bank, Sofia, Bulgaria	**1.02**	1.94	**3.76**	2.15
Credit Du Maroc, Boulevard Mohammed V. Casablanca, Morocco.	**0.14**	0.27	**11.06**	5.73
HSBC Bital, Mexico Del Miguel Hidalgo, Mexico	**1.97**	1.44	**18.20**	4.97
Myanmar Investment and Commercial Bank Yangon, Myanmar	**2.08**	2.93	**3.60**	5.16
Societe Generale De Banques Au Cameroun Doula, Ivory Coast	**3.62**	0.15	**3.62**	9.86
The Hongkong & Shanghai Banking Corporation, Singapore	**1.65**	1.25	**12.13**	9.45
Standbic Bank, Nairobi, Kenya	**2.88**	(1.19) @	**6.31**	1.30
Standbic Bank Zimbabwe Limited Causeway Zimbabwe, Harare	**0.34**	0.05	**0.59**	3.54
Total	**36.08**	37.75		

@ Book overdraft

4. **Amounts due from :**

	2006	2005	**2006**	2005
An officer of the Company	**0.53**	0.63	**0.63**	0.73

	Rs. in Million	
5. **Investments**	**2006**	2005
Quoted		
Aggregate book value (Net of provision)	**200.02**	0.03
Market value	**142.70**	0.12
Unquoted		
Aggregate book value (Net of provision)	**26,599.43**	7,627.72
6. **Interest accrued on investments**	**0.06**	0.02
7. **Sundry debtors include debts due from subsidiary companies**	**6,128.38**	3,766.32

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. in Million	
		2006	2005
8.	**Loans and advances include :**		
	Secured loans to employees	**57.34**	73.69
	Advances recoverable in cash or in kind or for value to be received include dues from :		
	Employees	**83.36**	73.75
	Suppliers	**148.87**	57.36
	Security deposits with government department	**55.76**	54.77
9.	**Loans due for repayment within one year**	**7,615.53**	5,134.51
10.	**Sundry creditors include due to :**		
	a] Subsidiary companies	**188.53**	94.47
	b] Small scale industrial undertakings	**141.08**	235.93

Total outstanding dues of small scale industrial undertakings have been determined to the extent such parties have been identified on the basis of information available with the Company. The parties to whom the Company owes amounts greater than Rs. 100,000 outstanding for more than 30 days as at the balance sheet date are :

Aegis Ampoules & Vials Ltd.	Ammonia Supply Co.	Ankur Drugs & Pharma Ltd.	Arpit Plastics (P) Ltd.
Askas Plastic Pvt. Ltd.	Autofits	Best Laboratories Pvt. Ltd.	Bharat Rubber Works
Bhasin Packwell Pvt. Ltd.	ESPI Industries & Chemicals	Everest Industrial Corporation	Glide Chem Pvt. Ltd.
K.K.Alufoil	Kap Corporation	Kejariwal Industries	Maral Labs.
Mayura Offset	Metakaps Engineering Co.	NBZ Pharma Ltd.	NEC Packaging Limited
Noble printing Press	Orient Pack N Print	Packs and Packaging	Piam Corporation
Pragati Pack (India) Pvt. Ltd.	Pro Laboratories Pvt. Ltd.	Rexcin Pharmaceuticals Pvt. Ltd.	Sadhna & Company (P) Limited
Shree Packers	Shree Sati Plastics & Chemicals	Shriji Polymers (India) P. Ltd.	Sidmak Laboratories (India) Pvt. Ltd.
Softesule Pvt. Ltd.	Span Packers Pvt. Ltd.	Themis Laboratories Pvt. Ltd.	Umedica Laboratories Ltd.
Update Prints (India)	Vectra Pharmaceuticals Pvt. Ltd.		

		Rs. in Million	
		2006	2005
11.	**Interest income :**		
	Interest on		
	Current investments - other than trade	**0.28**	0.28
	Income-tax refunds	**56.88**	36.84
	Loans and deposits:		
	Short term deposits	**114.72**	79.67
	Subsidiary companies	**15.37**	8.75
	Employees' loans	**4.18**	4.77
	Others	**9.62**	9.45
		201.05	139.76
12.	**Dividend :**		
	Long term investments		
	Other than trade	**0.01**	0.01
	Subsidiary companies	**10.24**	30.89
		10.25	30.90
13.	**Tax deducted at source on :**		
	Interest received	**24.29**	20.86
	Dividend received	**0.42**	0.09
14.	**Interest paid on fixed period loans**	**499.12**	229.32
15.	**Exchange gain on outstanding forward exchange contracts to be recognized in the subsequent year**	**216.36**	104.92

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. in Million	
		2006	2005
16.	**Payment to auditors**		
a]	Statutory auditors		
	Audit fee		
	Statutory	**5.50**	5.50
	Tax	**2.08**	2.08
	Other matters		
	Taxation	**0.01**	0.09
	Certification	**1.72**	1.82
	Travel and out of pocket	**0.27**	0.18
	Service tax	**1.24**	0.96
		10.82	10.63
b]	Cost auditors		
	Audit fee	**0.45**	0.45
	Certification	-	0.20
	Travel and out of pocket	**0.01**	0.06
	Service tax	**0.06**	0.07
		0.52	0.78
17.	**Taxes earlier years includes:**		
	Current tax	**(310.17)**	116.56
	Deferred tax	**164.33**	-
		(145.84)	116.56

18. Dividend

Interim / Final dividend includes Rs. 1.10 million on 183,714 shares (previous year Rs.0.90 million on 149,426 shares) allotted under the Employees' Stock Option Scheme after the close of the year.

19. Foreign Currency Convertible Bonds

During the year, the Company issued at par 5-year Zero coupon Foreign Currency Convertible Bonds (FCCB) aggregating to US $ 440 million (Rs. 19,553.60 million as on the date of the issue) for financing international acquisition, capital expenditure and others. The Bond holders have the option to convert these into Common Shares or Global Depository Shares, at a price of Rs. 716.32 per share (subject to adjustment, if any) with a fixed exchange rate of Rs. 44.15 per US $ 1, at any time on or after April 27, 2006 and but before March 9, 2011.

The Bonds may be redeemed, in whole, at the option of the Company at any time on or after March 18, 2009, but before February 6, 2011, subject to satisfaction of certain conditions. The Bonds are redeemable on March 18, 2011, at a premium of 26.765 percent of their principal amount unless previously converted, redeemed or purchased and cancelled.

The FCCB issue expenses totaling to Rs. 150.93 million (Net of taxes) and the premium payable on redemption Rs. 549.47 million (Net of taxes) being the pro-rata charge for the year, have been adjusted against the Securities Premium Account.

		Rs. in Million	
		2006	2005
20. a]	**Directors' remuneration***		
	Salaries and allowances	**77.76**	48.89
	Contribution to provident and other funds	**5.76**	4.00
	Directors' fee	**2.91**	2.37
	Commission	**38.90**	16.50
	Perquisites	**7.77**	7.76
		133.10 #	79.52

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortization of deferred employees compensation on grant of stock options under "Employees' Stock Option Scheme" of the Company

Exclusive of pension paid / payable to a Non-Executive Director for the services rendered in earlier years as a whole-time Director / employee Rs. 2.29 Million (Previous year Rs. 2.29 Million).

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

b) Determination of net profits in accordance with the provisions of section 349 of the Companies Act, 1956, and commission payable to directors.

		Rs. in Million 2006
Profit before tax as per profit and loss account		4,429.76
Less :		
Profit on sale of fixed assets		31.03
		4,398.73
Add :		
Directors' remuneration (including commission) charged in accounts	133.10 #	
Other payments		
Pension	2.29	
Loss on sale of fixed assets	27.49	
Assets writen off	2.14	
		165.02
Net Profit		4,563.75
Commission to Directors :		
(As determined by the Board of Directors)		
Whole-time		32.00
Others		6.90
		38.90

	2006	Rs. in Million 2005
21. Contingent liabilities		
Claims not acknowledged as debts *	1,145.38	1,028.46
Indirect taxes	216.45	206.12
Guarantees to banks on account of :		
Subsidiary companies	-	180.25
Others	-	20.00

* Includes Rs. 365.59 million (Previous year Rs.311.70 million) deposited under protest.

Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.

	2006	2005
22. Estimated amount of contracts remaining to be executed on capital account and not provided for, net of advances.	232.19	589.20

23. Leases

Operating Lease

The Company has leased facilities under non-cancellable operating leases.
The future lease payments in respect these leases as at December 31, 2006, are :

Minimum lease payments :

	2006	2005
a. not later than one year	16.35	16.35
b. later than one year but not later than five years	77.26	70.97
c. later than five years	63.22	78.49
	156.83	165.81

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

24. Related party disclosures

a] Relationship :

i) Subsidiary companies

Domestic

Ranbaxy Drugs and Chemicals Company (a public company with unlimited liability)
Solus Pharmaceuticals Limited
Rexcel Pharmaceuticals Limited
Ran Air Services Limited #
Vidyut Investments Limited
Ranbaxy Drugs Limited
Gufic Pharma Limited

Ceased to be a subsidiary during the year

Overseas

Ranbaxy (Netherlands) BV, The Netherlands
Ranbaxy (Hong Kong) Limited, Hong Kong
Ranbaxy Inc., USA
Ranbaxy Egypt (L.L.C.), Egypt
Ranbaxy (Guangzhou China) Limited, China
Ranbaxy Farmaceutica Ltda, Brazil
Ranbaxy Signature, LLC USA
Ranbaxy Panama SA, Panama
Ranbaxy PRP (Peru) SAC
Ranbaxy Australia Pty Ltd., Australia
Lapharma GmbH, Germany #
Ranbaxy Unichem Company Ltd., Thailand
Ranbaxy USA, Inc.
Ranbaxy Italia S.p.A
Ranbaxy (Malaysia) Sdn. Bhd.
Terapia S.A., Romania #
Ranbaxy NANV, The Netherlands
Ranbaxy (Poland) S. P. Zoo, Poland
Ranbaxy Nigeria Limited, Nigeria
Ranbaxy Europe Limited, U.K.
Ranbaxy (UK) Limited, U.K
Basics GmbH , Germany
ZAO Ranbaxy, Russia
Unichem Distributors Ltd., Thailand *
Office Pharmaceutique Industriel et Hospitalier SARL
Unichem Pharmaceuticals Ltd., Thailand *
Ranbaxy Pharmaceuticals, Inc., USA
Ranbaxy Laboratories Inc., USA
Ohm Laboratories Inc., USA
Ranbaxy Hungary Kft
Mundogen Farma S.A., Spain #
Ranbaxy Pharma AB, Sweden #
Ranbaxy Pharmaceuticals BV, The Netherlands *
Ranbaxy Ireland Limited, Ireland
Ranbaxy (S.A.) Proprietary Limited, South Africa
Ranbaxy Holdings (UK) Ltd., U.K
Ranbaxy Do Brazil Ltda, Brazil
Laboratorios Ranbaxy, S.L., Spain
Ranbaxy Vietnam Company Ltd., Vietnam
Ranbaxy Pharmacie Generiques SAS, France
Ranbaxy Pharmaceuticals Canada Inc., Canada
Sonke Pharmaceuticals (Pty) Ltd., South Africa
Bounty Holdings Company Limited, Thailand *
Ranbaxy Mexico S.A.de C.V.
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda, Portugal
Ranbaxy Beligium N.V., Belgium #

New entities in 2006

* Under liquidation during the year

ii) Joint venture
Overseas

Nihon Pharmaceuticals Industry Co. Ltd., Japan

iii)

Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. Malvinder Mohan Singh	Mrs. Nimmi Singh, mother	Fortis Healthcare Ltd. SRL Ranbaxy Ltd. International Hospitals Ltd. Religare Securities Ltd. Fortis Clinical Research Ltd. (Formerly Oscar Research Ltd.)
Dr. Brian W. Tempest		-
Mr. Ramesh L Adige		-
Mr. Ram S. Ramasundar		-

* Relatives of key management personnel with whom the Company had transactions during the year.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

b] **The following transactions were carried out with related parties in the ordinary course of business.**

i) **Subsidiary companies, joint ventures and associates.**

	Rs. in Million	
	2006	2005
Subsidiary companies:		
Purchase of materials/finished goods	**16.69**	60.39
Sale of finished goods	**15,774.68**	11,678.98
Services rendered/other receipts	**26.20**	15.45
Services availed and sharing of expenses	**110.88**	179.22
Market research expenses	**559.84**	-
Business support expenses	**303.87**	1,035.71
Analytical testing charges	**1.57**	16.11
Procurement cost of exhibit batches	**127.86**	114.77
Product quality claim	**393.49**	539.99
Loans / advances given	**52.44**	17.40
Interest received	**15.37**	8.75
Investments during the year	**18,969.70**	-
Royalty paid	**0.24**	0.24
Royalty and technical know-how fee received	**127.60**	197.94
Dividend received	**10.24**	30.89
Balance at the end of the year :		
Loans/advances given *	**394.68**	404.57
Other receivables	**6,128.38**	3,766.32
Payables	**188.53**	94.47
Guarantees given	**-**	180.25
* Includes provision for doubtful debts and advances	**350.00**	350.00

ii] **Key management personnel and their relatives**

Remuneration to key management personnel	**147.26**	85.50
House rent allowance	**2.40**	2.40
Pension	**2.03**	2.03
Medical reimbursement	**0.02**	*
Balance at the end of the year :		
Security deposits received	**-**	0.25

*(previous year Rs. 1,250 rounded off to nil).

iii] **Entities over which significant influence is exercised**

Purchase of materials/finished goods	**1.19**	-
Sale of finished goods	**25.13**	1.99
Sale of fixed assets	**-**	1.00
Services availed and sharing of expenses	**159.14**	22.27
Services rendered/Other receipts	**3.11**	-
Balance at the end of the year :		
Receivables	**10.95**	1.52
Payables	**7.80**	0.06

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

25. **Additional information pursuant to paragraphs 3 & 4 of part II of schedule VI to the Companies Act, 1956.**
(As certified by the management and accepted by the auditors)

a] Particulars of installed capacities and actual production

	Unit of measure	2006 Installed capacity	2006 Actual production	2005 Installed capacity	2005 Actual production
Dosage Forms					
Tablets	Nos. / Millions	6,518.00	5,236.71	6,518.00	4,006.80
Capsules	Nos. / Millions	2,540.00	1,970.14	2,380.00	1,314.20
Dry syrups / Powders	Bottles / Millions	27.20	41.11	27.20	35.20
Ampoules	Nos. / Millions	74.40	100.11	74.40	81.42
Vials	Nos. / Millions	39.00	33.80	29.40	33.97
Liquids	Kilolitres	–	1,266.27	–	1,277.84
Drops	Kilolitres	–	40.60	–	29.37
Active pharmaceuticals ingredients and drugs intermediates	Tonnes	2,014.23	1,517.58	1,844.07	1,670.53
Ointments	Tonnes	*	327.48	*	296.21

** In different denominations than actual production*

Notes :

1. Installed capacity being effective operational capacity has been calculated on a double shift basis for dosage forms facilities and on a three shift basis for active pharmaceuticals ingredients and drug intermediates.
2. Actual production includes production at loan licencees locations.

b] Stocks and sales of finished goods

	Unit of measure	Sales Quantity@	Sales Rs. in Million	Opening stock Quantity	Opening stock Rs. in Million	Closing stock Quantity	Closing stock Rs. in Million
Dosage Forms							
Tablets	Nos. / Millions	6,421.75	18,619.60	549.44	784.89	741.94	1,030.98
		5,291.74	*16,006.99*	*517.99*	*720.31*	*549.44*	*784.89*
Capsules	Nos. / Millions	2,246.57	4,715.94	154.85	183.74	188.72	254.83
		1,761.34	*2,119.90*	*153.12*	*204.74*	*154.85*	*183.74*
Dry syrups/Powders	Bottles / Millions	49.02	2,883.31	5.36	76.09	4.15	80.81
		42.16	*2,502.76*	*5.00*	*100.74*	*5.36*	*76.09*
Ampoules	Nos. / Millions	94.25	709.51	8.58	43.15	17.76	47.78
		90.80	*3,509.09*	*13.87*	*47.03*	*8.58*	*43.15*
Vials	Nos. / Millions	93.04	2,150.97	9.22	158.73	12.70	209.63
		101.79	*1,543.35*	*12.64*	*136.74*	*9.22*	*158.73*
Liquids	Kilolitres	3,055.80	750.80	384.98	69.74	495.16	77.41
		3,433.24	*941.17*	*722.16*	*79.61*	*384.98*	*69.74*
Drops	Kilolitres	40.33	59.23	4.04	3.80	6.12	4.93
		33.06	*39.89*	*3.86*	*4.04*	*4.04*	*3.80*
Active pharmaceuticals ingredients and drugs intermediates	Tonnes	1 980.34	12,396.71	140.10	1,616.21	126.57	1,664.18
		2,050.73	*10,182.11*	*163.23*	*1,183.83*	*140.10*	*1,616.21*
Ointments	Tonnes	882.23	1,121.93	99.95	52.41	139.27	67.24
		824.06	*915.44*	*96.98*	*49.42*	*99.95*	*52.41*
Others (Chemicals, etc.)			377.22		41.76		20.68
			622.32		*268.17*		*41.76*
Inter unit transfers			(4,546.43)				
			(4,301.75)				
TOTAL			39,238.79		3,030.52		3,458.47
			34,081.27		*2,794.63*		*3,030.52*

@ Inclusive of physician samples.

Figures in italics are for 2005.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26
NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Unit of measure	2006 Quantity	2006 Rs. in Million	2005 Quantity	2005 Rs. in Million
c]	**Purchases of finished goods for resale**					
	Tablets	Nos. / Millions	1,377.54	792.53	1,316.38	837.05
	Capsules	Nos./Millions	310.30	319.56	448.87	382.71
	Dry Syrups / Powders	Bottles / Millions	6.69	41.78	7.31	162.20
	Ampoules	Nos./Millions	3.32	12.41	4.09	38.05
	Vials	Nos. / Millions	62.72	403.33	64.40	341.59
	Liquids	Kilolitres	1,899.71	197.09	3,818.22	380.04
	Drops	Kilolitres	1.81	1.53	3.89	5.45
	Bulk drugs / chemicals	Tonnes	449.23	789.17	357.07	567.78
	Medical aids	Nos. / Millions	-	-	0.08	224.69
	Ointments	Tonnes	594.07	192.73	530.81	183.16
	Others			42.45		51.81
	Total			2,792.58		3,174.53 *

* Inclusive of materials purchased and sold as part of sale of undertaking.

		Unit of measure	2006 Quantity	2006 Rs. in Million	2005 Quantity	2005 Rs. in Million
d]	**Consumption of raw materials @**					
	Erythromycin 'A'95	Metric tonnes	202.53	500.73	246.48	622.35
	Compactin	Metric tonnes	13.38	317.19	10.37	297.31
	Pencillin G Potassium First Crystals	Metric tonnes	59.95	31.08	384.66	222.74
	6APA	Metric tonnes	292.63	343.52	195.95	225.70
	Pen V Potassium	Metric tonnes	-	-	175.94	130.10
	3 - Cl - 7 - ACCA	Metric tonnes	65.98	719.73	28.93	460.50
	D-Alpha Phenyl Glycine and its Salts	Metric tonnes	221.13	130.17	154.46	83.31
	Others			11,310.71		10,290.75
	Total			13,353.13		12,332.76

e] **Consumption of raw materials, components and spares @**

		2006 Raw materials	2006 Components, Spares & Packaging materials *	2005 Raw materials	2005 Components, Spares & Packaging materials *
Indigenous	Rs. in Million	5,985.05	2,038.90	5,590.02	1,770.73
	As % of total	44.82%	83.44%	45.33%	84.44%
Imported	Rs. in Million	7,368.08	404.51	6,742.74	326.25
	As % of total	55.18%	16.56%	54.67%	15.56%

** Inclusive of components and spares used for maintenance of plant and machinery.*
@ Inclusive of raw materials consumed for research and development

		Rs. in Million 2006	Rs. in Million 2005
f]	**Imports on C. I. F. basis:**		
	Raw materials	5,212.37	5,382.14
	Components and spares	82.33	93.58
	Capital goods	343.16	1,041.18
g]	**Expenditure in foreign currencies**		
	Interest	92.30	13.38
	Royalty paid	2.34	3.89
	Legal and professional charges	1,420.59	1,345.06
	Others	3,660.01	5,363.98
h]	**Dividend paid to non-resident shareholders** (in foreign currency)		
	Interim		
	No. of shareholders	30	31
	No. of shares held	47,326	72,152
	Dividend remitted (Rs. in Million)	0.12	0.18
	Year to which it relates	2006	2005
	Final		
	No. of shareholders	29	28
	No. of shares held	46,296	29,820
	Dividend remitted (Rs. in Million)	0.28	0.36
	Year to which it relates	2005	2004

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. in Million	
		2006	2005
i]	**Earnings in foreign exchange**		
	F.O.B. value of exports (excluding Nepal)	**25,891.78**	22,243.38
	Royalty / Technical consultancy fees	**335.83**	304.95
	Dividends	**10.24**	4.49
	Others (freight, insurance & others)	**1,320.82**	1,024.58

26. Information pursuant to clause 32 of the listing agreements with stock exchanges

	Rs. in Million		Maximum balance Rs. in Million	
	2006	2005	**2006**	2005
Loans and advances in the nature of loans to :				
Wholly-owned subsidiary companies with no specified payment schedule				
Vidyut Investments Limited	**350.08**	350.08	**361.08**	350.08
Ran Air Services Limited #	**–**	51.45	**51.45**	55.15
Ranbaxy Drugs Limited *	**3.10**	3.04	**3.10**	3.04
Ranbaxy Netherlands B.V., The Netherlands*	**41.50**	–	**41.50**	–

* Interest free
# Ceased to be a subsidiary during the year

27. Previous year figures

Previous year figures have been regrouped / recasted wherever considered necessary to make them comparable with those of the current year

Signatories to schedules 1 to 26

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	TEJENDRA KHANNA *Chairman*	DR. BRIAN W. TEMPEST *Chief Mentor & Executive Vice Chairman*	MALVINDER MOHAN SINGH *CEO & Managing Director*
VINOD CHANDIOK *Partner* Membership No. 10093	ATUL SOBTI *Chief Operating Officer & Whole-time Director*	RAM S. RAMASUNDAR *President & CFO*	SUSHIL K. PATAWARI *Secretary*

Place : Gurgaon
Dated : March 29, 2007

RANBAXY LABORATORIES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	0 0 3 7 4 7	State Code :	1 6
Balance Sheet Date :	3 1 (Date) 1 2 (Month) 2 0 0 6 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue :	N I L	Rights Issue :	N I L
Employees Stock Options :	1 2 2 4	Bonus Issue :	N I L
Private Placement :	N I L		

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities :	6 9 2 4 8 4 8 5	Total Assets :	6 9 2 4 8 4 8 5
Source of Funds			
Paid-up-Capital :	1 8 6 3 4 3 5	Reserves & Surplus :	2 1 6 2 7 9 1 1
	8 7 8 8	*	
Secured Loans :	2 2 4 2 9 0 0	Unsecured Loans :	2 9 5 4 3 0 9 7
Deferred tax liability :	1 5 0 2 3 8 0		
Application of Funds			
Net Fixed Assets :	1 7 3 5 9 0 9 4	Investments :	2 6 7 9 9 4 4 7
Net Current Assets :	1 2 6 2 9 9 6 1	Misc. Expenditure :	N I L
Accumulated Losses :	N I L		

* Share application money pending allotment

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	3 9 7 2 0 5 0 6	Total Expenditure :	3 5 7 2 9 8 2 9
Profit / Loss before Tax :	+ ✔ 4 4 2 9 7 5 6	Profit / Loss after tax :	+ ✔ 3 8 0 5 4 2 8
Earning Per Share in Rs.	1 1	Dividend Rate (%) :	1 7 0

V. GENERIC NAMES OF THREE PRINCIPAL PRODUCTS OF THE COMPANY

Item Code No.	2 9 4 1 9 0
Product Description	C E F A C L O R
Item Code No.	2 9 4 2 0 0
Product Description	C E P H A L E X I N
Item Code No.	2 9 4 1 1 0
Product Description	A M O X Y C I L L I N

On behalf of the Board of Directors

TEJENDRA KHANNA *Chairman*	DR. BRIAN W. TEMPEST *Chief Mentor & Executive Vice Chairman*	MALVINDER MOHAN SINGH *CEO & Managing Director*
ATUL SOBTI *Chief Operating Officer & Whole-time Director*	RAM S. RAMASUNDAR *President & CFO*	SUSHIL K. PATAWARI *Secretary*

Place : Gurgaon
Dated : March 29, 2007

Statement Regarding Subsidiary Companies Pursuant to Section 212(3) and 212(5) of the Companies Act, 1956

Name of Subsidiary Company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company: i) Shareholding	ii) Extent of Holding %age	Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account: For the current financial year Rs. in Million	For the previous financial years Rs. in Million	Net aggregate amount of Subsidiary Company's profit after deducting its losses or vice-versa, dealt within the Company's account: For the current financial year Rs. in Million	For the previous financial years Rs. in Million	Holding Company's interest as at December 31, 2006 incorporating changes since close of financial year of Subsidiary Company
Domestic :								
Solus Pharmaceuticals Ltd.	2006	3,000,700 Equity shares of Rs. 10 each	00	**2.83 (Loss)**	4.13 (Loss)	**Nil**	Nil	No change
Rexcel Pharmaceuticals Ltd.	2006	1,000,000 Equity shares of Rs. 10 each	00	**6.16 (Loss)**	33.17 (Profit)	**Nil**	Nil	No change
Vidyut Investments Ltd.	2006	25,008,400 Equity shares of Rs. 10 each	100	**18.88 (Profit)**	75.47 (Profit)	**Nil**	78.45	No change
Ranbaxy Drugs and Chemical Company (A public company with unlimited liability)	2006	6,200,000 Equity shares of Rs. 10 each	100 @	**2.24 (Profit)**	1.30 (Profit)	**Nil**	Nil	No change
Ranbaxy Drugs Ltd.	2006	i) 3,100,020 Equity shares of Rs. 10 each ii) 250 10% Non-Cumulative Redeemable Preference shares of Rs. 10 each	100	**0.01 (Loss)**	0.38 (Loss)	**Nil**	Nil	No change
Gufic Pharma Ltd.	2006	4900 Equity shares of Rs. 100 each	98	**0.86 (Profit)**	0.64 (Profit)	**Nil**	Nil	No change
Overseas :								
Ranbaxy (Guangzhou China) Ltd., China	2006	Investment Certificate of US $ 6,225,000	83 @	**26.28 (Loss) #**	200.90 (Loss) #	**Nil**	Nil	No change
Ranbaxy (Netherlands) B.V., The Netherlands	2006	3,939,716 shares of Euro 100 each	100 $	**739.38 (Profit) #**	1,338.85 (Profit) #	**Nil**	Nil	No change
Ranbaxy Nigeria Ltd., Nigeria	2006	33,956,284 Ordinary shres of Naira 1 each	84.89 @	**52.32 (Profit) #**	85.03 (Profit) #	**2.37**	11.54	No change
Ranbaxy (Hong Kong) Ltd., (Consolidated) Hong Kong	2006	2,400,000 Equity shares of HK $ 1 each	100	**1.71 (Loss) #**	47.33 (Loss) #	**Nil**	Nil	No change
Unichem Pharmaceuticals Limited, Thailand	2006	40,000 Ordinary shares of Baht 100 each	91.5 @	**0.20 (Profit) #**	5.06 (Loss) #	**Nil**	Nil	No change
Ranbaxy (Malaysia) Sdn. Bhd. Malaysia	2006	5,446,865 Ordinary shares of RM 1 each	68.05 @	**79.44 (Profit) #**	162.87 (Profit) #	**6.03**	14.1	No change
Bounty Holdings Company Limited, Thailand	2006	10, 000 shares, paid up at Baht 550 per share	9[illegible].3 @	**0.04 (Loss) #**	6.81 (Loss) #	**Nil**	Nil	No change
Ranbaxy Unichem Company Limited, Thailand	2006	885,570 Ordinary shares of Baht 100 each	88.56 @	**37.16 (Profit) #**	37.80 (Profit) #	**1.84**	0.88	No change
Ranbaxy Pharmacie Generiques SAS (consolidated), France	2006	827,600 Equity shares of Euro 9 each	100 @	**78.49 (Loss) #**	7.40 (Loss) #	**Nil**	Nil	No change

@ Inclusive of shares held through wholly owned subsidiaries.

Exchnage rates conversion as on the year end.

$ Previous year 459,863 shares of Euro 100 each

Previous year figures have been regrouped / recasted wherever considered necessary.

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

ATUL SOBTI
Chief Operating Officer & Whole-time Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : March 29, 2007

Auditors' report to the Board of Directors of Ranbaxy Laboratories Limited.

We have audited the attached consolidated balance sheet of Ranbaxy Laboratories Limited ("the Company") its subsidiaries and joint ventures (as per list appearing in Note 20 on Schedule 26) collectively referred to as "the Ranbaxy Group" as at December 31, 2006, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on the date annexed thereto. These financial statements are the responsibility of the Ranbaxy Group's management and have been prepared by the management on the basis of separate financial statements of the entities of the Group. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of some consolidated entities, whose financial statements reflect total assets of Rs. 15,513.20 million as at December 31, 2006, total revenue of Rs. 21,746.81 million and cash flows amounting to Rs. 966.99 million for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us and our opinion in respect thereof is based solely on the report of such other auditors.

We report that the consolidated financial statements have been prepared by Ranbaxy Group's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interests in Joint Venture, issued by the Institute of Chartered Accountants of India.

Based on our audit and consideration of reports of other auditors on separate financial statements of the entities, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India; in case of :

(a) the consolidated balance sheet, of the state of affairs of the Ranbaxy Group as at December 31, 2006;

(b) the consolidated profit and loss account, of the profit for the year ended on that date; and

(c) the consolidated cash flow statement, of the cash flows for the year ended on that date.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : Gurgaon
Dated : March 29, 2007

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2006

	Schedule	Rs. in Million 2006	2005
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	1,863.43	1,862.21
Reserves and surplus	2	23,986.48	22,605.03
		25,849.91	24,467.24
SHARE APPLICATION MONEY PENDING ALLOTMENT		8.79	2.78
MINORITY INTERESTS		334.43	165.91
LOAN FUNDS			
Secured loans	3	3,369.62	6,078.65
Unsecured loans	4	36,186.57	13,963.97
		39,556.19	20,042.62
DEFERRED TAX LIABILITY	5	1,636.03	2,699.27
		67,385.35	47,377.82
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		51,173.89	29,920.31
Less : Depreciation		12,220.55	9,328.90
Net block		38,953.34	20,591.41
Capital works-in-progress		3,580.98	5,595.49
INVESTMENTS	7	362.35	171.72
DEFERRED TAX ASSET	5	981.16	2,698.34
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	16,115.52	13,624.02
Sundry debtors	9	15,716.33	11,403.52
Cash and bank balances	10	2,951.16	2,430.08
Other current assets	11	978.05	1,249.86
Loans and advances	12	5,343.03	4,621.30
		41,104.09	33,328.78
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	13	12,127.86	10,599.96
Provisions	14	5,468.71	4,407.96
		17,596.57	15,007.92
NET CURRENT ASSETS		23,507.52	18,320.86
		67,385.35	47,377.82
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the consolidated financial statements.
This is the consolidated balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

VINOD CHANDIOK
Partner
Membership No. 10093

ATUL SOBTI
Chief Operating Officer & Whole-time Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : March 29, 2007

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2006

Rs. in Million

	Schedule		2006		2005
INCOME					
Operating income	15	61,915.78		53,676.83	
Less excise duty		481.72	61,434.06	860.96	52,815.87
Other income	16		564.35		616.28
			61,998.41		53,432.15
EXPENDITURE					
Materials	17		23,733.09		22,212.71
Manufacturing	18		3,098.76		2,549.40
Personnel	19		7,955.29		6,785.66
Selling, general and administration	20		13,866.94		13,231.94
Research and development	21		3,954.79		4,925.07
			52,608.87		49,704.78
PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND IMPAIRMENT			9,389.54		3,727.37
Interest			1,036.32		671.16
Depreciation, amortization and impairment	22		1,842.88		1,444.52
PROFIT FROM OPERATIONS					
Continuing operations			6,510.34		1,371.22
Discontinued operations			-		240.47
PROFIT FROM OPERATIONS BEFORE EXCEPTIONAL ITEMS			6,510.34		1,611.69
Interest in Joint venture written off			-		(121.80)
Profit from sale of undertaking and a subsidiary			-		454.95
PROFIT BEFORE TAX			6,510.34		1,944.84
Provision for tax	23		1,356.74		(697.57)
PROFIT AFTER TAX			5,153.60		2,642.41
Minority interests			50.21		25.35
PROFIT AFTER TAX AND MINORITY INTERESTS			5,103.39		2,617.06
Tax - earlier years			148.06		(61.78)
Balance as per last balance sheet			1,253.94		2,532.50
Transfer from Foreign projects reserve			22.95		30.65
BALANCE AVAILABLE FOR APPROPRIATION			6,528.34		5,118.43
APPROPRIATIONS					
Dividend					
Interim			3,168.94		931.11
Final (proposed)			-		2,235.55
Tax on dividend			444.44		447.83
Transfer to General reserve			450.00		250.00
Surplus carried forward			2,464.96		1,253.94
			6,528.34		5,118.43
EARNINGS PER SHARE (Rs.)	24				
Including discontinued operations and exceptional items					
Basic			14.09		6.87
Diluted			13.17		6.84
Excluding discontinued operations and exceptional items					
Basic			14.09		5.70
Diluted			13.17		5.69
SIGNIFICANT ACCOUNTING POLICIES	25				
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26				

The schedules referred to above form an integral part of the consolidated financial statements.
This is the consolidated profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

TEJENDRA KHANNA
Chairman

ATUL SOBTI
Chief Operating Officer & Whole-time Director

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

RAM S. RAMASUNDAR
President & CFO

MALVINDER MOHAN SINGH
CEO & Managing Director

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : March 29, 2007

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

Rs. in Million

		2006	2005
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit before exceptional items and minority interests	6510.34	1,611.70
	Adjustments for :		
	Depreciation, amortization & impairment	1,842.88	1,444.52
	Assets written off	10.04	33.31
	Deferred employees' compensation	26.35	32.68
	Unrealised exchange gain	(270.74)	(221.54)
	Dividend income	(1.01)	(0.26)
	Profit on disposal of investments	(12.89)	-
	(Profit) / Loss on sale of fixed assets (Net)	(41.12)	26.62
	Provision for diminution in value of current investments	(2.36)	(11.07)
	Interest expense	1,036.32	671.16
	Interest income	(211.22)	(180.62)
	Amounts written off	60.48	82.07
	Provision for doubtful debts and advances	142.50	(223.09)
		2,579.23	1,653.78
	Operating profit before working capital changes	9,089.57	3,265.48
	Adjustments for :		
	Inventories	(2,491.50)	504.23
	Sundry debtors / receivables	(4,667.75)	342.82
	Loans and advances	(537.58)	160.00
	Trade / Other payables	150.07	(1,135.05)
	Other current assets	3,055.00	(618.18)
		(4,491.76)	(746.18)
	Net cash generated from operating activities before exceptional items	4,597.81	2,519.30
	Exceptional item : Interest in Joint venture written off	-	(121.80)
	Direct taxes paid (Net of refunds)	694.56	(360.27)
	Net cash from operating activities after exceptional items	5,292.37	2,037.23
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets / capital works-in-progress	(4,358.14)	(9,274.60)
	Consideration received from discontinued business	-	1,236.10
	Sale of fixed assets	156.18	197.73
	Purchase of investments	(202.76)	-
	Sale proceeds of investments	27.38	-
	Investment in Subsidiary Company	(15,784.01)	(622.70)
	Investment in Joint Ventures	-	(99.08)
	Short term deposit / secured loans	16.35	5.68
	Interest received	213.08	175.92
	Dividend received	1.01	0.26
	Net cash used in investing activities	(19,930.91)	(8,380.69)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	63.32	135.53
	Minority interest	168.52	(14.57)
	Proceeds from bank and other borrowings (net)	217.90	11,622.30
	Proceeds from FCCB	19,553.60	-
	FCCB issue expenses	(227.50)	-
	Interest paid	(1,036.32)	(671.16)
	Dividend paid	(3,167.27)	(3,164.26)
	Tax on dividend	(444.20)	(447.52)
	Net cash from financing activities	15,128.05	7,460.32
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	489.51	1,116.86
	Cash and cash equivalents at the beginning	2,373.71	1,256.85
	Cash and cash equivalents at the end	2,863.22	2,373.71

Notes :

	2006	2005
Cash and cash equivalents include :		
Cash and cheques in hand and remittances in transit	170.04	313.18
With banks in :		
Current accounts (Net of dividend accounts Rs. 87.06 million (Previous year Rs. 55.27 million))	1,122.68	809.91
Deposit accounts (Net of pledged Rs. 0.88 million (Previous year Rs. 1.05 million))	1,570.50	1,250.62
	2,863.22	2,373.71

This is the consolidated cash flow statement referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

VINOD CHANDIOK
Partner
Membership No. 10093

ATUL SOBTI
Chief Operating Officer & Whole-time Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : March 29, 2007

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006	2005
	Rs. in Million	
SCHEDULE 1		
SHARE CAPITAL		
Authorised		
598,000,000 (Previous year 598,000,000) Equity shares of Rs. 5 each	2,990.00	2,990.00
100,000 (Previous year 100,000) Cumulative preference shares of Rs. 100 each	10.00	10.00
	3,000.00	3,000.00
Issued, subscribed and paid up		
372,686,964 (Previous year 372,442,190) Equity shares of Rs. 5 each fully paid	1,863.43	1,862.21
	1,863.43	1,862.21
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve	66.58	66.58
Amalgamation reserve	43.75	43.75
Revaluation reserve		
As per last balance sheet	105.07	107.27
Add: Addition during the year	86.64	-
	191.71	107.27
Less : Utilised during the year	(2.20)	(2.20)
	189.51	105.07
Securities premium account		
As per last balance sheet	6,235.31	6,054.54
Add : Received during the year *	64.69	180.77
	6,300.00	6,235.31
Less : Expenses on issue of FCCB (Net of taxes)	(150.93)	-
Less : Premium payable on redemption of FCCB (Net of taxes)	(549.47)	-
	5,599.60	6,235.31
Foreign projects reserve		
As per last balance sheet	85.67	116.32
Less : Transfer to profit and loss account	(22.95)	(30.65)
	62.72	85.67
Employee stock option outstanding		
Employees stock options outstanding	127.96	150.19
Less : Deferred employee compensation	(33.95)	(73.93)
	94.01	76.26
General reserve		
As per last balance sheet	14,901.24	14,651.24
Add : Transfer from profit and loss account	450.00	250.00
	15,351.24	14,901.24
Profit & loss appropriation	2,464.96	1,253.95
Foreign currency translation reserve	114.11	(162.80)
	23,986.48	22,605.03
* Includes Rs. 8.59 million (previous year Rs. 23.03 million) transferred from Employees Stock Options Outstanding		
SCHEDULE 3		
SECURED LOANS		
Loans from banks	2,806.31	5,427.48
Deferred payment credits	563.31	651.17
	3,369.62	6,078.65
SCHEDULE 4		
UNSECURED LOANS		
Short term loans		
Banks	9,939.74	12,329.76
	9,939.74	12,329.76
Long term loans		
Zero coupon Foreign Currency Convertible Bonds (FCCB)	19,474.40	-
Banks	6,714.11	1614.45
Others	44.30	-
Deferred sales tax credit	14.02	19.76
	26,246.83	1,634.21
	36,186.57	13,963.97
SCHEDULE 5		
DEFERRED TAX LIABILITY / ASSET		
Deferred tax liability arising on account of :		
Depreciation	2,554.52	2,699.27
	2,554.52	2,699.27
Deferred tax assets arising on account of :		
Provision for doubtful debts and advances	209.55	259.43
Retirement benefits	134.99	100.05
Carried forward tax losses	1,062.24	2,291.85
FCCB redemption premium charged to securities premium account	278.79	-
Others	214.08	47.01
	1,899.65	2,698.34
Net liability	654.87	0.93
Aggregated of net deferred tax liabilities jurisdictions	1,636.03	2,699.27
Aggregated of net deferred tax assets jurisdictions	981.16	2,698.34
Net liability	654.87	0.93

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 6

FIXED ASSETS — **Rs. in Million**

	Gross block*					Accumulated Depreciation/ Amortization	Net Block	
Description	2005	Additions	Deletions	Exchange	**2006**	**2006**	**2006**	2005
Intangibles								
Goodwill	5,218.66	12,976.72	-	40.60	**18,235.98**	**578.04**	**17,657.94**	4,642.38
Trademarks, product licenses	2,142.81	708.15	-	115.67	**2,966.63**	**1,818.42**	**1,148.21**	731.18
Software	390.01	110.92	-	-	**500.93**	**274.86**	**226.07**	160.52
Intangible under development	268.81	14.49	-	-	**283.30**	**-**	**283.30**	268.81
Non Compete Compensation	210.00	1.00	-	-	**211.00**	**160.03**	**50.97**	70.00
Tangibles								
Land	475.61	501.83	3.51	18.11	**992.04**	**-**	**992.04**	475.61
Buildings	4,027.59	1,705.11	15.47	24.94	**5,742.17**	**894.66**	**4,847.51**	3,357.98
Plant and machinery	15,104.99	4,520.97	148.83	76.82	**19,553.95**	**7,650.71**	**11,903.24**	9,293.44
Furniture and fixtures	1,051.68	187.36	17.31	9.35	**1,231.08**	**441.20**	**789.88**	704 91
Vehicles	346.00	394.17	55 22	13.44	**698.39**	**218.13**	**480.26**	255.05
Assets taken on lease								
Plant and machinery	1.19	47.38	-	1.95	**50.52**	**18.19**	**32.33**	0.98
Building	625.74	60.86	-	(12.59)	**674.01**	**147.06**	**526.95**	589 21
Equipments	43.07	0.24	38.74	0.22	**4.79**	**4.35**	**0.44**	33.56
Vehicles	14.15	13.15	-	1.80	**29.10**	**14.90**	**14.20**	7.77
Total	**29,920.31**	**21,242.35**	**279.08**	**290.31**	**51,173.89**	**12,220.55**	**38,953.34**	**20,591.41**
Previous year	23,132.14	7 115.67	791.79	464.29	29,920.31	9,328.90	20,591.41	

* The above includes the following assets held for disposal, which are being carried at the lower of their book value and net realisable value :
- Land Rs. 259.10 million, Building Rs. 364.58 million, Plant and machinery Rs. 220.79 million and Vehicles Rs. 0.88 million.

SCHEDULE 7

INVESTMENTS

					Rs. in Million 2006	2005
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free)					**4.11**	4.11
					4.11	4.11
LONG TERM						
Other than trade - unquoted						
Investments in shares of companies (fully paid)						
	Nature of investment	**Face value**	**Numbers 2006**	Numbers 2005		
Trade :						
Unquoted						
Sidmak Laboratories (India) Limited	Equity shares	Rs. 10	**16,733**	16,733	**10.54**	10.54
Quoted						
Autobacs Seven Co.,Ltd #	Equity shares				**1.52**	1 52
Zenotech Laboratories Limited	Equity shares	Rs. 10	**2,000,000**	-	**200.00**	-
					212.06	12.06
Other than trade :						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	-	353,250	**-**	14.49
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
Sawai Pharmaceutical Co.,Ltd #	Equity shares				**1.24**	0.48
Unquoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	**14,097,660**	14,097,660	**140.98**	140.98
Biotech Consortium India Ltd	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
Nimbua Greenfield (Punjab) Limited	Equity shares	Rs. 10	**250,000**	50,000	**2.50**	0.50
Tomita Pharmaceutical Co.,Ltd #	Equity shares				**1.44**	1.44
					146.69	158.42
					362.86	174.59
Less : Provision for diminution in the value of long term investments					**0.51**	2.87
					362.35	171.72

Held by Nihon Pharmaceuticals Industry Co. Ltd., Japan

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Rs. in Million 2006	2005
SCHEDULE 8		
INVENTORIES		
Stores and spares	**185.03**	88.07
Raw materials	**5,079.93**	4,433.22
Packaging materials	**725.38**	605.46
Finished goods	**7,915.91**	6,509.92
Work-in-process	**2,209.27**	1,987.35
	16,115.52	13,624.02
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Secured	**231.97**	247.51
Unsecured	**15,837.94**	11,365.64
	16,069.91	11,613.15
Less : Doubtful and provided for	**353.58**	209.63
	15,716.33	11,403.52
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**83.65**	27.16
Remittances in transit	**86.39**	286.02
Balances with banks:		
Current accounts	**1,209.74**	865.18
Deposit accounts	**1,571.38**	1,251.67
Margin money accounts	**-**	0.05
	2,951.16	2,430.08
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**463.23**	696.79
Exchange gain accrued on forward contracts	**184.35**	321.06
Insurance claims	**78.58**	144.84
Interest accrued	**7.52**	9.38
Others	**277.33**	111.71
	1,011.01	1,283.78
Less : Doubtful and provided for	**32.96**	33.92
	978.05	1,249.86
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**57.34**	73.69
Unsecured		
Advances recoverable in cash or in kind or for value to be received	**3,941.51**	3,403.71
Prepaid income-tax	**1,757.31**	1,557.52
	5,756.16	5,034.92
Less : Doubtful and provided for	**413.13**	413.62
	5,343.03	4,621.30
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	**73.38**	89.93
Sundry creditors	**8,054.68**	7,624.32
Other liabilities	**3,999.80**	2,885.71
	12,127.86	10,599.96
SCHEDULE 14		
PROVISIONS		
Retirement benefits	**1,276.75**	1,093.42
Income-tax	**812.71**	765.46
Premium payable on redemption of FCCB	**828.26**	-
Final dividend	**-**	2,235.55
Interim dividend	**2,237.22**	-
Tax on dividend	**313.77**	313.53
	5,468.71	4,407.96

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Rs. in Million

	2006	2005
SCHEDULE 15		
OPERATING INCOME		
Sales and services		
Sales	60,652.24	51,880.43
Services	12.73	16.62
	60,664.97	51,897.05
Others		
Export incentives	479.14	650.64
Royalty and technical know-how	350.62	305.31
Exchange gain (net)	108.71	547.35
Sundries	312.34	276.48
	1,250.81	1,779.78
	61,915.78	53,676.83
SCHEDULE 16		
OTHER INCOME		
Interest	211.22	180.62
Dividend	1.01	0.26
Profit on sale of assets	72.12	7.89
Profit on sale of investments	12.89	-
Reversal of provision for diminution in the value of investments	2.36	11.07
Bad debts / advances recovered	0.07	33.07
Unclaimed balances and excess provisions	91.05	255.51
Miscellaneous	173.63	127.86
	564.35	616.28
SCHEDULE 17		
MATERIALS CONSUMED		
Raw materials consumed	15,229.11	12,494.57
Packaging materials consumed	2,620.96	2,123.21
Finished goods purchased	7,510.93	7,367.73
Increase in work-in-process and finished goods		
Opening stock		
Work-in-process	1,987.35	1,919.59
Finished goods	6,509.92	6,804.88
	8,497.27	8,724.47
Less :		
Closing stock		
Work-in-process	2,209.27	1,987.35
Finished goods	7,915.91	6,509.92
	10,125.18	8,497.27
(Increase) / Decrease	(1,627.91)	227.20
Materials consumed	23,733.09	22,212.71
SCHEDULE 18		
MANUFACTURING		
Power and fuel	850.67	722.88
Excise duty	56.89	45.57
Stores and spares consumed	510.92	410.62
Analytical charges	50.14	49.07
Processing charges	1,071.71	802.23
Royalty paid	389.07	378.66
Repairs and maintenance		
Factory buildings	33.91	27.80
Plant and machinery	135.45	112.57
	3,098.76	2,549.40

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Rs. in Million	
SCHEDULE 19	**2006**	2005
PERSONNEL		
Salaries, wages and bonus	**6,812.55**	5,838.42
Contribution to provident and other funds	**618.83**	443.22
Workmen and staff welfare	**497.56**	471.34
Amortization of deferred employees compensation	**26.35**	32.68
	7,955.29	6,785.66
SCHEDULE 20		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**452.87**	429.85
Rates and taxes	**272.71**	273.87
Regulatory filing fee	**533.18**	477.63
Printing and stationery	**105.80**	115.71
Insurance	**540.28**	476.46
Communication	**281.62**	299.44
Legal and professional charges	**1,733.21**	1,912.36
Travel and conveyance	**929.18**	815.76
Discounts	**209.55**	232.39
Freight, clearing and forwarding	**2,140.43**	1,841.32
Advertising and sales promotion	**2,826.69**	3,747.09
Market research expenses	**572.20**	-
Repairs and maintenance	**274.46**	233.92
Running and maintenance of vehicles	**197.61**	155.41
Recruitment and training	**123.03**	125.91
Conferences and meetings	**143.22**	176.81
Commission	**1,008.07**	953.56
Amounts written off	**60.48**	82.07
Assets written off	**10.04**	33.31
Provision for doubtful debts and advances	**142.50**	13.36
Loss on sale of fixed assets	**13.73**	24.39
Others	**1,296.08**	811.32
	13,866.94	13,231.94
SCHEDULE 21		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	**932.56**	941.91
Contribution to provident and other funds	**58.93**	43.57
Workmen and staff welfare	**57.10**	44.51
Materials and consumables	**1,514.03**	1,596.42
Power and fuel	**159.92**	112.72
Clinical trials & Bioequivalence studies	**516.49**	1,652.37
Rentals	**61.91**	62.90
Repair and maintenance	**88.59**	54.69
Recruitment and training	**31.84**	14.15
Printing and stationery	**20.82**	20.77
Insurance	**27.17**	22.45
Communication	**38.54**	52.29
Legal and professional charges	**88.70**	74.36
Travel and conveyance	**71.77**	68.81
Others	**286.42**	163.15
	3,954.79	4,925.07

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

	Rs. in Million 2006	2005
SCHEDULE 22		
DEPRECIATION, AMORTIZATION AND IMPAIRMENT		
Depreciation		
Building	151.29	87.96
Plant and machinery	1,068.94	842.19
Furniture and fixtures	72.36	82.14
Vehicles	59.87	36.87
Assets taken on lease		
Plant and machinery	17.96	0.12
Building	113.81	35.70
Equipments	4.52	6.55
Vehicles	7.86	3.89
	1,496.61	1,095.42
Less : Transfer from revaluation reserves	(2.20)	(2.20)
	1,494.41	1,093.22
Amortization		
Trademarks, product licenses & software	328.44	273.62
Non-compete Compensation	20.03	20.00
	348.47	293.62
Impairment		
Product licence	-	57.68
	1,842.88	1,444.52
SCHEDULE 23		
PROVISION FOR TAX		
Current Income-tax	534.71	351.03
Deferred tax	822.03	(1,048.60)
	1,356.74	(697.57)

* Deferred tax is net of deferred tax charge on FCCB issue expenses Rs. 76.58 million (previous year Nil) adjusted in the Securities Premium Account.

	2006	2005
SCHEDULE 24		
EARNINGS PER SHARE		
Net profit attributable to equity shareholders		
Profit after tax and minority interests	5,103.39	2,617.06
Tax-earlier years	148.06	(61.78)
Net profit attributable to equity shareholders before exceptional items	5,251.45	2,555.28
Profit from discontinued operations	-	(240.47)
Profit from sale of undertaking and a subsidiary	-	(454.95)
Interest in Joint venture written off	-	121.80
Exchange gain on Foreign Currency Convertible Bonds	(79.20)	-
Tax effect of above items	26.66	140.85
	5,198.91	2,122.51
No. of weighted average equity shares		
Basic	372,595,730	372,216,805
Effect of dilutive equity shares equivalent		
- Stock options outstanding	746,412	1,089,479
- Foreign Currency Convertible Bonds	21,546,734	-
Diluted	394,888,876	373,306,284
Nominal value of equity share (Rs.)	5.00	5.00
EARNINGS PER SHARE (Rs.)		
Including discontinued operations and exceptional items		
Basic	14.09	6.87
Diluted	13.17	6.84
Excluding discontinued operations and exceptional items		
Basic	14.09	5.70
Diluted	13.17	5.69

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

1. Nature of operations

Ranbaxy Laboratories Limited ("Parent Company"), a public limited company, together with its Subsidiaries and Joint Ventures (hereinafter collectively referred to as the "Group") operates as an integrated international pharmaceutical organisation with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms and active pharmaceutical ingredients. The Group is also engaged in the business of consumer healthcare products.

The Group presently has manufacturing facilities in eight countries, namely India, the United States of America, Ireland, China, Malaysia, Nigeria, Romania and Vietnam. The Group's major markets include the United States of America, India, Europe, Russia / CIS, and South Africa. The United States of America is the largest market and major products are Simvastatin, Amoxycillin, Ciprofloxacin, Isotretinon, Cephalexin and CoAmoxyclav. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, near New Delhi, India.

The Parent Company's shares are listed for trading on the National Stock Exchange and the Bombay Stock Exchange in India and its Global Depository Receipts (covering equity shares of the Parent Company) are listed on the Luxembourg Stock Exchange and Foreign Currency Convertible Bonds are listed on Singapore Stock Exchange.

2. Basis of presentation

The financial statements have been prepared to comply with the mandatory Accounting Standards issued by the Institute of Chartered Accountants of India ('ICAI') and the relevant provisions of the Companies Act, 1956 (the 'Act'). The financial statements have been prepared under the historical cost convention on accrual basis. The accounting policies have been consistently applied by the Company unless otherwise stated.

3. Use of estimates

In preparing the Group's financial statements in conformity with accounting principles generally accepted in India, the management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any revision to accounting estimates is recognized in the period the same is determined.

4. Principles of consolidation

The consolidated financial statements include the financial statements of the Parent Company, its Subsidiaries and Joint Ventures (collectively referred to as "Group").

The consolidated financial statements have been combined on a line-by-line basis by adding the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and unrealized profits in full. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post-acquisition increase in the relevant reserves of the consolidated entities.

Proportionate share of interest in Joint Ventures has been accounted for by the proportionate consolidation method in accordance with Accounting Standard - 27 - "Financial Reporting of Interests in Joint Ventures."

The excess / deficit of cost to the Parent Company of its investment over its portion of net worth in the consolidated entities at the respective dates on which the investment in such entities was made is recognized in the financial statements as goodwill / capital reserve. The Parent Company's portion of net worth in such entities is determined on the basis of book values of assets and liabilities as per the financial statements of the entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant changes.

Entities acquired during the year have been consolidated from the respective dates of their acquisition.

The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the Parent Company for its separate financial statements.

5. Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

Borrowing costs directly attributable to acquisition or construction of fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalized.

6. Depreciation

Depreciation on fixed assets is provided on straight line method over useful life estimated by the management or on the basis of depreciation rates prescribed under respective local laws.

Premium paid on perpetual leasehold land is charged to revenue on termination / renewal of lease agreements.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

7. Intangibles

Patents, Trademarks, Designs and Licences

Cost incurred for acquiring rights for patents trademarks, designs and licences, are capitalized and amortized on a straight-line basis over a period of five years.

Computer software

Software which is not an integral part of the related hardware, is classified as an intangible asset and is being amortized over a period of six years, being the estimated useful life.

Non-compete

Non-compete compensation is capitalized and amortized on a straight line basis over the life of the non-compete agreement.

Goodwill

Goodwill reflects the excess of the purchase price over the book value of net assets acquired. Goodwill arising on acquisition of subsidiaries/businesses is being tested for impairment on an annual basis.

Product Development

Cost incurred for acquiring rights for products under development are recognized as intangible assets and amortized on a straight-line basis over a period of five years from the date of regulatory approval. Subsequent expenditures on development of such products are also added to the cost of intangibles.

8. Investments

Investments that are readily realisable and intended to be held for not more than one year are classified as current investments. All other investments are classified as long-term investments. Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost. However, provision for diminution in the value of investments other than temporary is made.

Profit / loss on sale of investments is computed with reference to their average cost.

9. Inventories

Inventories are valued as follows:

Raw materials, stores and spares and packaging materials

Lower of cost and net realisable value. However, materials and other items held for use in the production of finished goods are not written down below cost if the products in which they will be incorporated are expected to be sold at or above cost. Cost is determined on a weighted average basis.

Finished goods

Lower of cost and net realisable value. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity. Cost of finished goods includes excise duty, wherever applicable.

Work-in-process

At cost upto estimated stage of process. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and to make the sale.

Where duty paid imported materials / indigenous materials are consumed, in manufacture of products for export, prior to receipt of duty-free materials under the Advance Licence Scheme, the estimated excess cost of such materials over that of duty-free materials is carried forward and charged to revenue on consumption of such duty-free materials.

10. Expenditure on regulatory approvals

Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and product acquisitions is charged to revenue.

11. Employees stock option plan

The accounting value of stock options representing the excess of the market price on the date of grant over the exercise price of the shares granted under "Employees' Stock Option Scheme" of the Company, is amortized as "Deferred employees' compensation" on straight-line basis over the vesting period in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

12. Revenue recognition

Revenue is recognized to the extent that it can be reliably measured and is probable that the economic benefits will flow to the Company.

Sale of Goods

Revenue from sale of goods is recognized when the significant risks and rewards of ownership of the goods are transferred to the customer and is stated net of trade discounts, excise duty, sales returns and other levies.

Royalties, Technical Know-how and Licensing income

Revenue is recognized on accrual basis in accordance with the terms of the relevant agreement.

Interest

Revenue is recognized on a time proportion basis taking into account the amount outstanding and the rate applicable.

Dividends

Revenue is recognized when the right to receive is established.

Chargebacks

In the United States, amongst Group's large customers are the major wholesalers who resell products to third party customers like managed care organisations, drug store chains and pharmacies. A significant part of the gross revenues from such wholesalers are subject to various forms of rebates and allowances (known as "Chargebacks"), which are recorded as reductions from gross revenues. The computation of the estimate for expected chargebacks is complex and involves significant judgment based on historical experience and estimated wholesaler inventory levels, as well as expected sell-through levels by the wholesalers to indirect customers. The primary factor considered in developing and evaluating provision for chargbacks include the average historical chargeback credits and an estimate of the inventory held by such wholesalers, based on internal analysis of wholesaler's historical purchases and contract sales.

13. Export benefits / incentive

Export entitlements in respect of the exports made under the Duty Entitlement Pass Book ("DEPB") Scheme are recognized in the profit and loss account when the right to receive credit as per the terms of the scheme is established.

Obligation / entitlements under the Advance Licence Scheme for import of raw materials are accounted for on purchase of raw materials / export sales.

14. Research and development

Revenue expenditure incurred on research and development is charged to profit and loss account in the year it is incurred.

Capital expenditure is included in the respective heads under fixed assets and depreciation thereon is charged to depreciation account.

15. Foreign exchange translations

Indian Rupee is the reporting currency for the Group. However, the local currencies of overseas Subsidiaries and Joint Ventures are different from the reporting currency of the Group. The translation of local currencies into Indian Rupee is performed for assets and liabilities (excluding share capital, opening reserves and surplus), using the exchange rate as at the balance sheet date, for revenues, costs and expenses using weighted average exchange rate during the reporting period. Share capital, opening reserves and surplus are carried at historical cost. Resultant currency translation exchange gain / loss is carried as foreign currency translation reserve under reserves and surplus. Investments in foreign entities are recorded at the exchange rate prevailing on the date of making the investment.

Income and expenditure items of integral foreign operations are translated at the monthly average exchange rate of their respective foreign currencies. Monetary items at the balance sheet date are translated using the rates prevailing on the balance sheet date. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Transactions in foreign currencies are recorded by the reporting entities in their local currency at the rates prevailing on the date of the transaction. Monetary items denominated in foreign currency are restated at the rate prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items or on reporting Company's monetary items at rates different from those at which they were initially recorded during the year, or reported in the previous financial statements, are recognized as income or expense in the year in which they arise, except for exchange differences arising on loans denominated in foreign currencies utilised for acquisition of fixed assets from outside India, where the exchange gains / losses are adjusted to the cost of such assets.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

The exchange differences arising on forward foreign currency contracts other than those entered into to hedge the foreign currency risk of firm commitments or highly probable forecast transactions are recognized in the period in which they arise based on the difference between i) foreign currency amount of the contract translated at the exchange rate on the reporting date and ii) the same foreign currency amount translated at the later of the date of inception of the forward exchange contract or the last reporting date.

The premium or discount arising at the inception of the forward foreign currency contracts is amortized as an expense or income over the life of the contract.

Any profit or loss arising on cancellation or renewal of forward exchange contracts is recognized as income or expense for the year.

16. Retirement benefits

Provisions for liabilities in respect of gratuity, pension and leave encashment are made based on actuarial valuation made by an independent actuary as at the balance sheet date.

Contributions in respect of provident fund, superannuation and gratuity etc., are made to the specific Trusts set up by the Company and charged to the profit and loss account.

17. Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average numbers of equity shares outstanding during the period are adjusted for events of bonus issue and share split.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

18. Taxes on income

Provision for tax for the year comprises estimated current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of temporary timing differences representing the difference between taxable and accounting income that originate in one period and are capable of reversal in one or more subsequent periods and is calculated in accordance with the relevant domestic tax laws. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted as at the balance sheet date. Deferred tax assets are recognized only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized.

19. Contingent liabilities

The Group creates a provision when there is a present obligation as a result of a past event where the out flow of economic resources is probable and a reliable estimate of the amount of obligation can be made. The disclosure is made for possible or present obligations that may, but probably will not, require out flow of resources as contingent liabilities in the financial statements.

20. Impairment of assets

The Group on an annual basis tests the carrying amount of assets for impairment so as to determine a) the provision for impairment loss, if any, or b) the reversal, if any, required on account of impairment loss recognized in previous periods.

21. Lease accounting

i) Assets acquired on lease where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Such assets are capitalized at the inception of the lease at the lower of fair value or the present value of minimum lease payments and a liability is created for an equivalent amount. Each lease rental paid is allocated between the liability and the interest cost, so as to obtain a constant periodic rate of interest on the outstanding liability for each period.

ii) Operating lease payments are recognized as an expense in the profit and loss account on a straight line basis over the term of the lease.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Share capital**

a] Share capital includes:

[i] 293,698,988 (Previous year 293,698,988) Equity shares of Rs. 5 each allotted as fully paid bonus shares by capitalization out of securities premium and reserves.

[ii] 6,562,308 (Previous year 6,562,308) Equity shares of Rs. 5 each allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options or equity shares of the Parent Company under the "Employees' Stock Option Scheme":

Date of grant	Exercise price Rs.		2006 Numbers		2005 Numbers	
January 12, 2001*	336.50	(210.31)	**101,397**	**(162,235)**	126,996	(203,194)
December 3, 2001*	297.50	(185.94)	**233,532**	**(373,651)**	282,626	(452,202)
April 1, 2002*	372.50	(232.81)	**383,180**	**(613,088)**	455,142	(728,227)
February 7, 2003	283.50	-	**997,739**	-	1,167,974	-
January 12, 2004	496.00	-	**1,735,742**	-	2,003,450	-
January 17, 2005	538.50	-	**2,288,440**	-	2,668,650	-
January 17, 2006	392.00	-	**1,110,950**	-	-	-
			6,850,980	**(1,148,974)**	6,704,838	(1,383,623)

* The figures in parenthesis represents adjusted exercise price in accordance with the Employees' Stock Option Scheme of the Company on account of issue of bonus shares in the ratio of 3:5 on October 11, 2002.

2. **Secured loans:**

Loans under different categories are secured against certain assets, property, equipment and other immovable property, inventories and receivable of the Parent Company or concerned subsidiary.

		Rs. in Million 2006	2005
3.	**Loans repayable within one year**	**13,991.24**	13,390.78
4.	**Fixed assets**		
	Land includes:		
	a] cost of leasehold land Rs. 213.43 million (Previous year Rs. 201.63 million).		
	b] cost of freehold land Rs. 66.03 million (Previous year Rs. 45.15 million) pending registration in the name of the Company.		
5.	**Investments**		
	Quoted		
	Aggregate book value (Net of provision)	**202.78**	13.65
	Market value	**145.46**	16.65
	Unquoted		
	Aggregate book value (Net of provision)	**159.57**	158.07
6.	**Exchange gain on outstanding forward exchange rate contracts to be recognized in the subsequent year**	**216.36**	104.92
7.	**Deposit accounts with banks include pledged with Government Authorities and others**	**0.88**	1.05
8.	**Remuneration to directors of Parent Company***		
	Salaries and allowances	**77.76**	48.89
	Contribution to provident and other funds #	**5.76**	4.00
	Directors' fee	**2.91**	2.37
	Commission	**38.90**	16.50
	Perquisites	**7.77**	7.76
		133.10	79.52

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortization of deferred employees compensation on grant of stock options under "Employees' Stock Option Scheme" of the Company.

Exclusive of pension paid / payable to a Non-Executive Director for the services rendered in earlier years as a Whole-time Director / employee Rs. 2.29 million (Previous year Rs. 2.29 million).

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

		Rs. in Million 2006	2005
9.	**Contingent liabilities**		
	Claims not acknowledged as debts*	**1,172.69**	1,028.46
	Indirect taxes*	**216.45**	206.12
	Guarantees to banks on behalf of others	**71.68**	24.90
	*Rs. 365.59 million (Previous year 311.70 million) deposited under protest.		
	Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.		
10.	**Estimated amount of contracts remaining to be executed on capital account, net of advances.**	**491.44**	589.20
11.	**Tax earlier years includes:**		
	Current-tax	**(312.39)**	61.78
	Deferred tax expense	**164.33**	-

12. Foreign Currency Convertible Bonds

During the year, the Company issued at par 5-year Zero coupon Foreign Currency Convertible Bonds (FCCB) aggregating to US $ 440 million (Rs. 19,553.60 million as on the date of the issue) for financing international acquisition, capital expenditure and others. The Bond holders have the option to convert these into Common Shares or Global Depository Shares, at a price of Rs. 716.32 per share (subject to adjustment, if any) with a fixed exchange rate of Rs. 44.15 per US $ 1, at any time on or after April 27, 2006 and but before March 9, 2011.

The Bonds may be redeemed, in whole, at the option of the Company at any time on or after March 18, 2009, but before February 6, 2011, subject to satisfaction of certain conditions. The Bonds are redeemable on March 18, 2011, at a premium of 26.765 percent of their principal amount unless previously converted, redeemed or purchased and cancelled.

The FCCB issue expenses totaling to Rs. 150.53 million (Net of taxes) and the premium payable on redemption Rs. 549.47 million (Net of taxes) being the pro-rata charge for the year, have been adjusted against the Securities Premium Account.

13. Leases

Finance lease :

a) The Group has acquired assets under finance lease comprising mainly of land, buildings and vehicles. The minimum lease rentals and the present value of minimum lease payments as at December 31, 2006 and 2005, are under mentioned:

		Rs. in Million 2006	2005
a)	Minimum lease payments outstanding	**667.55**	790.60
b)	Present value of minimum lease payments	**561.93**	651.17

c) **Amounts due**

		Minimum lease payments Rs. in Million 2006	2005	Present value of minimum lease payments Rs. in Million 2006	2005
i)	not later than one year	**77.24**	116.64	**57.91**	85.91
ii)	later than one year but not later than five years	**307.82**	306.60	**250.86**	260.08
iii)	later than five years	**282.49**	367.36	**253.17**	305.18

Operating lease :

b) The Group has leased various commercial premises and other facilities under non-cancellable operating lease. The future lease payments in respect of these are as follows :

	Minimum lease payments:	**Rs. in Million**
a.	not later than one year	101.34
b.	later than one year but not later than five years	243.07
c.	later than five years	96.48
	Total	**440.89**

c) The Lease expense recognized during the year amounted to Rs. 452.52 million (Previous year Rs. 313.83 million)

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

14. Related party disclosures

a) Relationship:

Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. Malvinder Mohan Singh	Mrs. Nimmi Singh, mother	Fortis Healthcare Ltd. SRL Ranbaxy Ltd. International Hospitals Ltd. Religare Securities Limited Fortis Clinical Research Ltd. (Formerly Oscar Research Ltd.)
Dr. Brian W. Tempest	-	
Mr. Ram S. Ramasundar	-	
Mr. Ramesh L Adige	-	

* Relatives of key management personnel with whom the Company had transactions during the year.

b) The following transactions were carried out with related parties in the ordinary course of business.

		Rs. in Million	
		2006	2005
(i)	**Joint Ventures**		
	Sale of finished goods	**165.86**	6.76
	Balance at the end of the year:		
	Receivables	**24.64**	6.73
(ii)	**Key management personnel and their relatives**		
	Remuneration to key management personnel	**147.26**	85.50
	House rent allowance	**2.40**	2.40
	Pension	**2.03**	2.03
	Medical reimbursement	**0.02**	*
	* Previous year Rs. 1,250 rounded off to nil.		
iii)	**Entities over which significant influence is exercised**		
	Purchase of materials/finished goods	**1.19**	-
	Sale of finished goods	**25.13**	1.99
	Sale of fixed assets	**-**	1.00
	Services availed	**159.14**	22.27
	Services rendered / other receipts	**3.11**	-
	Balance at the end of the year :		
	Other receivables	**10.95**	1.52
	Payables	**7.80**	0.06

15. Segment information

Business segments

For management purposes, the Group reviews the performance on the basis of business units identified as Pharmaceuticals and Other businesses, which are reportable segments.

Pharmaceuticals segment comprise of manufacture and trading of Formulations, Active Pharmaceuticals Ingredients (API) and Intermediate, Generics, Drug discovery and Consumer Health Care products.

Other businesses comprise of chartering of aircrafts (discontinued during the year) and rendering of financial services.

Geographic Segments

The Group's business is organized into four key geographic segments. Revenues are attributable to individual geographic segments based upon the location of the customers.

Other Information

All segment revenues, expenses assets and liabilities are directly attributable to the segments and disclosed accordingly.

Segment revenues, expenses and results include transfers between business segments. Inter-segment transfers are accounted for at selling price to the transferring segment. Such transfers are eliminated on consolidation.

The accounting policies consistently used in the preparation of the financial statements are also applied to revenues and expenditure of individual segments.

Segment information disclosures as required under accounting standard on "Segment Reporting" issued by Institute of Chartered Accountants of India.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

a] Primary segment information

Rs. in Million

	Pharmaceuticals		Others		Segment Total		Elimination		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
REVENUE										
External revenue	**61,421.33**	51,343.06	**12.73**	1,472.81	**61,434.06**	52,815.87	-	-	**61,434.06**	52,815.87
Inter segment revenue	-	23.48	-	33.89	-	57.37	-	(57.37)	-	-
Total revenue	**61,421.33**	51,366.54	**12.73**	1,506.70	**61,434.06**	52,873.24	-	(57.37)	**61,434.06**	52,815.87
RESULTS										
Total segment results	**6,960.86**	1,501.01	**21.45**	211.96	**6,982.31**	1,712.97	-	-	**6,982.31**	1,712.97
Interest expense									**(1,036.32)**	(671.16)
Interest income									**211.22**	180.62
Exceptional items									-	(121.80)
Income from sale of undertaking									-	454.95
Unallocated corporate income net of expenses									**353.13**	389.27
Income taxes									**(1,356.74)**	697.57
Profit after tax									**5,153.60**	2,642.42
OTHER INFORMATION										
Segment assets	**78,757.71**	57,142.78	**765.22**	102.30	**79,522.93**	57,245.08	-	-	**79,522.93**	57,245.08
Unallocated assets									**5,459.01**	5,140.65
Total assets									**84,981.94**	62,385.73
Segment liabilities	**14,294.40**	11,588.69	**411.81**	7.19	**14,706.21**	11,605.88	-	-	**14,706.21**	11,605.88
Unallocated liabilities									**44,082.58**	26,309.84
Total liabilities									**58,788.79**	37,915.72
Capital Expenditure	**19,727.83**	9,694.10	**0.01**	141.51	**19,727.84**	9,835.61	-	-	**19,727.84**	9,835.61
Depreciation, amortization, & Impairment	**1,841.90**	1,424.59	**0.98**	19.93	**1,842.88**	1,444.52	-	-	**1,842.88**	1,444.52
Non cash expenses other than Depreciation, amortization & impairment	**226.74**	185.54	**0.01**	1.83	**226.75**	187.37	-	-	**226.75**	188.04

b] Secondary segment information - Geographical

Rs. in Million

	India		Europe		North America		Asia Pacific	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Segment revenue	**12,412.62**	12,650.86	**11,025.15**	14,383.77	**18,753.29**	15,096.61	**4,608.02**	5,184.06
Segment assets	**29,09[illegible].89**	30,872.61	**26,511.55**	9,033.28	**14,265.88**	13,881.58	**2,584.99**	-
Capital expenditure	**2,150.30**	6,348.00	**1,034.72**	831.88	**318.49**	2,229.24	**94.39**	-

16. a] Acquisition of Terapia S.A.

On June 7, 2006, the Group acquired 96.7% stake in Terapia S.A. (Terapia), a Romanian pharmaceutical company engaged in the business of manufacturing generic pharmaceuticals, through Ranbaxy (Netherlands) B.V., for a cash consideration of Rs. 15,019.19 million (US $ 326.71 million). The acquisition was funded from foreign currency convertible bonds proceeds issued by the Parent Company during the year.

The Group has accounted for this acquisition under the purchase method. Accordingly, the financial results for the post-acquisition period have been included in the consolidated financial statements of the Group.

The purchase cost of Rs. 15,019.19 million has been allocated as follows ;	**Rs. in Million**
Intangible assets, net	569.51
Property, plant and equipment, net	1,534.51
Other current assets	2,543.25
Goodwill	12,015.54
Total assets acquired	**16,662.81**
Less: Provisions	443.04
Other liabilities	1,200.58
Total liabilities assumed	**1,643.62**
Purchase cost	**15,019.19**

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

b] Acquisition of Ranbaxy Belgium N.V. (Formerly known as Ethimed N.V.)

During the year, the Group acquired the entire share capital of Ethimed N.V. a Belgium pharmaceutical company engaged in the business of manufacturing generic pharmaceuticals, through Ranbaxy (Netherlands) B.V., for a cash consideration of Rs. 69.65 million (US $ 1 58 million).

The Group has accounted for this acquisition under the purchase method. Accordingly, the financial results for the post-acquisition period have been included in the consolidated financial statements of the Group.

The purchase cost of Rs. 69.65 million has been allocated as follows ;	Rs. in Million
Other current assets	42.59
Goodwill	42.31
Total assets acquired	**84.90**
Less: Provisions	1.14
Other liabilities	14.11
Total liabilities assumed	**15.25**
Purchase cost	**69.65**

c] Acquisition of Mundogen Pharma S.A

During the year, the Group acquired the entire share capital of Mundogen Pharma SA, generic business of GlaxoSmithKline (GSK), in Spain, through Laboratorios Ranbaxy S.L., Spain for a cash consideration of Rs. 266.12 million (Euro 4.57 million). The acquisition was funded from the proceeds of foreign currency convertible bonds proceeds issued by the Parent Company during the year.

The Group has accounted for this acquisition under the purchase method. Accordingly, the financial results for the post-acquisition period have been included in the consolidated financial statements of the Group.

The purchase cost of Rs. 266.12 million has been allocated as follows ;	Rs. in Million
Other current assets	81.45
Goodwill	242.67
Total assets acquired	**324.12**
Less: Provisions	
Other liabilities	58.00
Total liabilities assumed	**58.00**
Purchase cost	**266.12**

d] Acquisition of substantial assets of Allen S.p.A.

During the year, the Group acquired substantial portion of the unbranded generic business of Allen S.p.A, a division of GlaxoSmithKline, in Italy, through Ranbaxy Italia S.p.A. for a cash consideration of Rs. 428.75 million (Euro 8.14 million). The acquisition was funded from the proceeds of foreign currency convertible bonds issued by the Parent Company, during the year.

The Group has accounted for this acquisition under the purchase method. Accordingly, the financial results for the post-acquisition period have been included in the consolidated financial statements of the Group.

The purchase cost of Rs. 428.75 million has been allocated as follows ;	Rs. in Million
Intangible assets	380.42
Other current assets	48.33
Purchase cost	**428.75**

e] Acquisition of additional stake in Ranbaxy Farmaceutica Ltda., Brazil

As at December 31, 2005, Ranbaxy (Netherlands) B.V. held 80 percent of the outstanding equity shares of Ranbaxy Farmaceutica Ltda. ("RFL"). During the year ended December 31, 2006, Ranbaxy (Netherlands) B.V. acquired an additional 13.67 percent of the equity shares for Rs. 186.25 million, resulting in a total holding of 93.67 percent. Management has considered the net assets value of RFL as its fair value on the date of acquisition. This acquisition was accounted for as a purchase and additional goodwill amounting to Rs. 57.61 million was recorded as an excess of the purchase price over the aggregate of the proportionate fair value of the net assets acquired.

f] Other acquisitions

On December 1, 2006, the Parent Company announced the acquisition of Be-Tabs Pharmaceuticals (Pty) Limited ("Be-Tabs"), in South Africa, for a total consideration of USD 70 Million (500 Million ZAR). The transaction, subject to requisite approvals from South Africa's Competition Council authority, is expected to be completed in the second quarter of the year 2007.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

17. Events occurring after the balance sheet date

On February 14, 2007, federal officials, led by the FDA, conducted a search at the New Jersey premises of the US subsidiaries of the Group. The Group is cooperating with the officials in connection with the investigation.

At present, the investigation is in its preliminary stages and the outcome and related impact of the same, if any, on the financials of the Group cannot be determined.

18. Ran Air Services Limited

During 2006, the Group has divested its entire shareholding in equity shares of Ran Air Services Limited, consisting of the aviation business for a cash consideration of Rs. 11 million. The Group has recognized a gain of Rs. 3.56 million on this divestment.

Prior to sale, the aviation services business portfolio constituted a small operation and was reported as a part of "Others" business segment.

The following table reflects the carrying values of the primary components of the business divested.

Description	2005
Land	-
Property, plant and equipment	56.10
Accounts receivable, net of allowances	1.71
Inventory	1.47
Other assets	4.09
Total assets	**63.37**
Accounts payable	0.96
Other liabilities	58.14
Net assets of discontinued operations	**4.27**
Revenue	17.23
Loss before tax	2.52

19. Serious Fraud Office case

During the year, UK Serious Fraud Office ("SFO") has brought criminal proceedings against ten defendants including Ranbaxy (UK) Limited for the offence of conspiracy to defraud the Secretary of State for Health and others concerned with the provision of medicinal products by fixing and maintaining the price etc., during the period April 1, 1998 to September 30, 2000. The trial is scheduled to commence in January 2008. Ranbaxy UK Limited, if found found guilty will be subjected to fine. However, management doesn't deem it necessary to make any provision against such proceedings, since the likelihood of liabilities from this matter is considered remote.

20. Consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries listed below :

Subsidiary	Country of incorporation	Effective group shareholding (%)
Ranbaxy Drugs and Chemicals Company	India	100.00
Ranbaxy Drugs Limited	India	100.00
Rexcel Pharmaceuticals Limited	India	100.00
Solus Pharmaceuticals Limited	India	100.00
Vidyut Investments Limited	India	100.00
Ran Air Services Limited***	India	100.00
Ranbaxy (Netherlands) B.V. ("RNBV")	The Netherlands	100.00
Ranbaxy N.A.N.V.	Antilles, Netherlands	100.00
Ranbaxy (S.A.) (Proprietary) Ltd.	South Africa	100.00
Sonke Pharmaceuticals (Pty) Ltd	South Africa	68.40
Ranbaxy Inc.,	United States of America	100.00
Ranbaxy Pharmaceuticals, Inc.	United States of America	100.00
Ranbaxy USA, Inc.,	United States of America	100.00
Ohm Laboratories, Inc.	United States of America	100.00
Ranbaxy Laboratories, Inc.,	United States of America	100.00
Ranbaxy Holdings (U.K.) Ltd.	United Kingdom	100.00
Ranbaxy (U.K.) Ltd.	United Kingdom	100.00
Ranbaxy Pharmacie Generiques SAS	France	100.00
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL ")	France	100.00
Ranbaxy Ireland Ltd.	Ireland	100.00

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Subsidiary	Country of incorporation	Effective group shareholding (%)
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00
Ranbaxy Egypt (L.L.C.)	Egypt	100.00
Ranbaxy Poland S.P. Z.o.o.	Poland	100.00
Ranbaxy Pharmaceuticals BV**	The Netherlands	100.00
Ranbaxy Europe Ltd.	United Kingdom	100.00
Basics GmbH	Germany	100.00
Ranbaxy Do Brazil Ltda	Brazil	100.00
Ranbaxy Panama, S.A.	Panama	100.00
Ranbaxy Vietnam Company Ltd.	Vietnam	100.00
Ranbaxy-PRP (Peru) S.A.C.	Peru	100.00
Laboratorios Ranbaxy, S.L.	Spain	100.00
ZAO Ranbaxy	Russia	100.00
Ranbaxy Australia Pty. Ltd.	Australia	100.00
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda	Portugal	100.00
Ranbaxy Pharmaceuticals Canada Inc.	Canada	100.00
Unichem Distributors Ltd.**	Thailand	99.96
Ranbaxy Italia S.p.A	Italy	100.00
Ranbaxy Hungary Kft	Hungary	100.00
Ranbaxy Mexico S.A. de C.V.	Mexico	100.00
Lapharma GmbH*	Germany	100.00
Ranbaxy Belgium N.V.*	Belgium	100.00
Mundogen Farma S.A.*	Spain	100.00
Ranbaxy Pharma AB*	Sweden	100.00
Bounty Holdings Co. Ltd.**	Thailand	99.30
Unichem Pharmaceuticals Ltd.**	Thailand	98.50
Gufic Pharma Limited	India	98.00
Terapia S.A.*	Romania	96.70
Ranbaxy Unichem Company Ltd.	Thailand	88.56
Ranbaxy Nigeria Ltd.	Nigeria	84.89
Ranbaxy (Guangzhou China) Limited	Republic of China	83.00
Ranbaxy Farmaceutica Ltda.	Brazil	93.67
Ranbaxy Signature L.L.C	United States of America	67.50
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	68.05
Joint Venture		
Nihon Pharmaceutical Industry Co., Ltd	Japan	50.00

*new entities in 2006
**under liquidation during the year
***ceased to be subsidiary during the year

21. Previous year figures

Previous year figures have been regrouped / recasted wherever considered necessary to make these comparable with those of the current year.

Signatories to schedules 1 to 26

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

TEJENDRA KHANNA
Chairman

ATUL SOBTI
Chief Operating Officer & Whole-time Director

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

RAM S. RAMASUNDAR
President & CFO

MALVINDER MOHAN SINGH
CEO & Managing Director

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : March 29, 2007

FOR THE YEAR ENDED DECEMBER 31, 2006

Name of the Subsidiary	Closing exchange rate against Indian Rupee as on December 31, 2006	Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment in subsidiaries)*	Turnover	Profit before tax	Provision for tax	Profit after tax	Proposed dividend
		Rs. in Million									
Solus Pharmaceuticals Ltd.	-	30.01	(6.97)	23.35	0.31	-	10.95	(1.99)	1.40	(3.39)	-
Rexcel Pharmaceuticals Ltd.	-	10.00	32.02	67.20	25.18	-	63.20	(7.64)	1.23	(8.87)	-
Vidyut Investments Ltd.	-	250.08	94.35	702.24	357.81	-	36.23	20.80	1.92	18.88	-
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	-	62.00	3.54	66.72	1.18	34.30	-	2.96	0.72	2.24	-
Ranbaxy Drugs Ltd.	-	31.00	(0.39)	33.72	3.11	31.00	-	(0.01)	-	(0.01)	-
Gufic Pharma Ltd.	-	0.50	1.53	2.90	0.87	-	0.24	1.00	0.12	0.88	-
Ranbaxy (Guangzhou China) Ltd., China	5.6696	369.94	(282.48)	400.78	313.32	-	503.68	(31.67)	-	(31.67)	-
Ranbaxy (Netherlands) B.V. (Consolidated), The Netherlands	44.2600	22,130.13	2,660.32	43,546.65	18,756.20	426.44	31,818.96	1,695.94	724.20	828.47 #	-
Ranbaxy Nigeria Ltd., Nigeria	0.3449	13.80	173.65	712.96	525.51	-	1,031.51	98.05	36.41	61.64	6.90
Ranbaxy (Hong Kong) Ltd., (Consolidated) Hongkong	44.2600	13.76	(47.80)	18.31	52.35	-	21.18	(0.24)	-	(0.24)	-
Bounty Holdings Company Ltd., Thailand	1.2492	6.87	(6.85)	0.02	-	-	-	(0.04)	-	(0.04)	-
Ranbaxy Unichem Company Ltd., Thailand	1.2492	124.92	77.36	254.92	52.64	0.38	436.04	59.10	17.14	41.96	-
Unichem Pharmaceuticals Ltd., Thailand	1.2492	5.00	(4.93)	0.07	-	-	-	0.22	0.02	0.20	-
Ranbaxy Malaysia Sdn. Bhd., Malaysia	12.5486	100.39	353.69	825.18	371.10	-	983.08	141.74	24.99	116.75	-
Ranbaxy Pharmacie Generiques SAS, (Consolidated), France	58.4099	435.06	20.62	1,875.09	1,419.41	-	3,201.36	(79.73)	(1.39)	(78.39)	-

After adjustment of Rs. 143.27 million towards Minority interest.

***Detail of Investments**

Name of the subsidiary	Particulars	Nature of investments	Face value	Numbers	Amount (Rs. in Million)
Ranbaxy Drugs and Chemicals Company	Sidmak Laboratories (India) Limited	Equity shares	Rs. 100	16,733	34.30
Ranbaxy Drugs Ltd.	Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity shares	Rs. 10	3,100,000	31.00
Ranbaxy (Netherlands) B.V. (Consolidated), The Netherlands	Nihon Pharmaceuticals Industry Co. Ltd., Japan	Equity shares	Yen 500	160,000	299.50
	Ranbaxy (Guangzhou China) Limited, China	Capital contribution			16.97
	Ranbaxy Pharmacie Generiques, SAS, France	Equity shares	€9	827,600	109.97
Ranbaxy Unichem Company Limited, Thailand	Bounty Holding Co., Limited, Thailand Unichem Distributors Limited Partnership, Thailand	Ordinary shares Capital contribution			0.01 0.37

Note:

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the subsidiary companies have not been attached with Annual Report of the Company. The Company will make available these document and the related details upon request by any investor of the Company and of its subsidiary. These documents will also be available for inspection by any investor at the Head Office of the Company at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi-110019, and that of the subsidiary companies concerned.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Ranbaxy Laboratories Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Ranbaxy Laboratories Limited and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, consolidated stockholders' equity and comprehensive income and consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Terapia S.A., a wholly owned Subsidiary of the Company, statements of which reflect total assets, revenues and net income of 7.23 percent, 4.46 percent and 11.82 percent respectively, of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for, is based solely upon the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ranbaxy Laboratories Limited and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations, consolidated stockholders' equity and comprehensive income and consolidated statements of cash flows for the years then ended, in conformity with accounting principles generally accepted in the United State of America.

As discussed in Note P to the financial statements, in 2006, the Company has adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payments. The Company has also adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans" in 2006 issued by FASB.

GRANT THORNTON

New Delhi, India
April 12, 2007

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(All amounts in Rupees Million, unless otherwise stated)

	As at December 31,	
	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	**2,762.81**	2,286.33
Restricted cash	**108.18**	64.79
Accounts receivable, net of allowances	**15,599.43**	11,237.96
Inventories	**15,992.42**	13,539.97
Deferred income taxes	**1,091.14**	1,806.51
Income taxes recoverable	**1,757.31**	1,608.02
Other current assets, net of allowances	**3,619.99**	3,416.30
Total current assets	**40,931.28**	33,959.88
Property, plant and equipment, net	**19,698.91**	17,325.11
Deferred income taxes	**1,792.04**	1,753.44
Investment securities	**600.24**	423.21
Goodwill, net	**10,262.79**	4,379.95
Intangible assets, net	**7,852.11**	1,334.19
Other assets	**1,042.63**	670.96
Total assets	**82,180.00**	59,846.74
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Borrowings from banks and financial institutions	**13,600.74**	13,748.02
Current portion of long term debt	**3,490.11**	3,142.86
Trade accounts payable	**7,889.38**	7,357.27
Income taxes payable	**830.59**	765.14
Accrued expenses	**2,159.19**	2,085.65
Other current liabilities	**1,285.30**	1,346.42
Total current liabilities	**29,255.31**	28,445.36
Long-term debt, excluding current portion	**22,432.96**	3,116.74
Deferred income taxes	**1,697.08**	1,600.33
Deferred revenue	**159.48**	138.96
Other liabilities	**1,848.35**	958.71
Total liabilities	**55,393.18**	34,260.10
Minority interest	**334.28**	164.72
Commitments and contingencies (See Note K, L,S and V)		
Stockholders' equity		
Common stock, Rs. 5.00 par value, 598,000,000 equity shares authorized, 372,686,964 and 372,442,190 equity shares issued and outstanding at December 31, 2006 and 2005 respectively	**1,863.43**	1,862.21
Additional paid in capital	**6,735.13**	6,388.29
Deferred stock-based compensation	**-**	(73.93)
Retained earnings	**17,486.04**	17,036.85
Accumulated other comprehensive (loss) / income	**367.94**	208.50
Total stockholders' equity	**26,452.54**	25,421.92
Total liabilities and stockholders' equity	**82,180.00**	59,846.74

The accompanying notes are an integral part of these consolidated financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in Rupees Million, unless otherwise stated)

	Year ended December 31,	
	2006	2005
Revenues		
Product sales	**60,275.71**	50,468.67
Service income	**406.47**	273.75
Other operating revenue	**738.11**	856.11
	61,420.29	51,598.53
Cost of sales (excluding depreciation and amortization)	**29,465.74**	27,143.85
Gross profit	**31,954.55**	24,454.68
Operating expenses		
Selling, general and administrative expenses	**19,651.83**	17,274.06
Research and development expenses	**3,982.42**	5,055.33
Depreciation and amortization	**2,894.31**	1,718.00
Foreign exchange (gain) / loss	**(682.06)**	978.98
Total operating expenses	**25,846.50**	25,026.37
Operating income / (loss)	**6,108.05**	(571.69)
Equity in gain of affiliate	**50.30**	4.71
Interest expense	**(1,789.20)**	(669.60)
Interest income	**207.05**	173.99
Other income	**431.28**	300.49
Income / (loss) from continuing operations before income taxes, discontinued operations and minority interest	**5,007.48**	(762.10)
Income tax expense / (benefit) on continuing operations	**889.58**	(1,020.91)
Income from continuing operations before discontinued operation and minority interest	**4,117.90**	258.81
Minority interest	**(57.31)**	(26.38)
Income from continuing operations	**4,060.59**	232.43
Gain on disposal of discontinued operations, net of tax	**-**	161.88
Income from discontinued operations, net of tax	**-**	384.72
Net income	**4,060.59**	779.03
Earnings per equity share		
Basic		
Continuing operations	**Rs. 10.90**	Rs. 0.62
Discontinued operations	**-**	Rs. 1.47
Net income	**Rs. 10.90**	Rs. 2.09
Diluted		
Continuing operations	**Rs. 10.88**	Rs. 0.62
Discontinued operations	**-**	Rs. 1.47
Net income	**Rs. 10.88**	Rs. 2.09
Weighted average number of equity shares used in computing earnings per equity share		
Basic	**372,595,730**	372,216,805
Effect of dilutive securities-employee stock option	**746,412**	1,089,479
Diluted	**373,342,142**	373,306,284

The accompanying notes are an integral part of these consolidated financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(All amounts in Rupees Million, unless otherwise stated)

	Common stock							
	No. of shares	Amount	Additional paid in capital	Deferred stock-based compensation	Retained earnings	Comprehensive income	Accumulated other comprehensive income / (loss)	Total stockholders' equity
Balance as at January 1, 2005	**371,781,484**	**1,853.91**	**6,274.22**	**(124.78)**	**19,869.63**		**190.33**	**28,068.31**
Receipt on exercise of stock options	660,706	3.30	132.24					135.54
Receipt of share application money pending allotment								-
Deferred stock-based compensation			(18.17)	18.17				-
Amortization of deferred stock-based compensation				32.68				32.68
Cash dividend paid					(3,611.81)			(3,611.81)
Comprehensive income								
Net income					779.03	779.03		779.03
Unrealized holding gain on marketable equity securities						16.99	16.99	16.99
Deferred tax on unrealized holding gain on marketable equity securities						(2.82)	(2.82)	(2.82)
Translation adjustment						4.00	4.00	4.00
Total comprehensive income						797.20		
Balance as at December 31, 2005	**372,442,190**	**1,862.21**	**6,388.29**	**(73.93)**	**17,036.85**		**208.50**	**25,421.92**
Receipt on exercise of stock options	244,774	1.22	56.08					57.30
Receipt of share application money pending allotment			6.01					6.01
Amortization of deferred stock-based compensation			358.68					358.68
Reclassification from deferred stock-based compensation to additional paid in capital			(73.93)	73.93				-
Cash dividend paid					(3,611.40)			(3,611.40)
Comprehensive income								
Net income					4,060.59	4,060.59		4,060.59
Unrealized holding gain on marketable equity securities						(55.05)	(55.05)	(55.05)
Deferred tax on unrealized holding gain on marketable equity securities						19.32	19.32	19.32
Translation adjustment						195.17	195.17	195.17
Total comprehensive income						4,220.03		
Balance as at December 31, 2006	**372,686,964**	**1,863.43**	**6,735.13**	**-**	**17,486.04**		**367.94**	**26,452.54**

The accompanying notes are an integral part of these consolidated financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in Rupees Million, unless otherwise stated)

	Year ended December 31,	
	2006	2005
Cash flows from operating activities		
Net income	4,060.59	779.03
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities		
Depreciation and amortization	2,894.31	1,718.00
Deferred income tax expense / (benefit)	764.42	(1,288.12)
Allowance for doubtful assets	192.07	153.35
(Gain)/loss on disposal of property, plant and equipment	(100.53)	30.06
Loss on disposal of investments	5.57	-
Income from discontinued operations	-	(546.60)
Equity in gain of affiliate	(50.30)	(4.71)
Amortization of deferred stock based compensation	358.68	32.68
Minority interest	57.31	26.38
Unrealised (gain) / loss on forward foreign exchange contracts	(1,092.42)	1,497.89
Reversal for diminution in value of investments	-	(11.07)
Changes in operating assets and liabilities		
Accounts receivable	(2,623.75)	(616.84)
Inventories	(1,750.46)	553.84
Other current assets	(485.87)	3,144.46
Other non-current assets	(376.93)	(226.94)
Accounts payable	1,160.95	836.49
Accrued expenses and other current liabilities	(702.06)	(5,062.17)
Other non-current liabilities	989.14	344.67
Net cash provided by operating activities	3,300.72	1,360.40
Cash flows from investing activities		
Purchase of property, plant and equipment	(2,778.24)	(7,858.25)
Cash paid for acquisition of minority interest in subsidiary	(181.23)	(99.90)
Acquisition of additional stake in equity affiliate	-	(673.92)
Proceeds from sale of property, plant and equipment	119.65	110.74
Acquisition of subsidiaries*	(14,438.73)	-
Purchase of intangible assets	(690.76)	(192.44)
Purchase of investment securities	(202.00)	-
Proceed from sale of investments	33.30	-
Proceed from sale of discontinued operations	-	1,260.10
Amount invested in restricted cash balances	(17.25)	-
Maturity of restricted cash balances	-	14.95
Net cash used in investing activities	(18,155.26)	(7,438.73)
Cash flows from financing activities		
Proceeds from borrowings from banks and financial institutions, net	856.26	10,282.12
Proceeds from issue of foreign currency convertible bonds	19,553.60	-
Principal payments on long term debt	(1,396.61)	(1,471.09)
Principal payments on capital lease obligations	(165.63)	(0.60)
Proceeds from issuance of term loans	-	1,782.95
Payment of dividend, including tax on dividend of Rs 444.14 million and Rs 447.55 million, respectively	(3,611.40)	(3,611.81)
Receipt from employees on exercise of stock options	63.31	135.54
Payment of dividend to minority stockholders in subsidiaries	(7.62)	(6.66)
Net cash provided by financing activities	15,291.91	7,110.46
Net increase in cash and cash equivalents during the year	437.37	1,032.14
Effect of exchange rate changes on cash and cash equivalents	39.11	8.15
Cash and cash equivalents at the beginning of the year	2,286.33	1,246.05
Cash and cash equivalents at the end of the year	2,762.81	2,286.33
Supplemental disclosures		
Cash paid during the year for interest	1,008.91	578.43
Cash paid during the year for income taxes	845.82	841.09
Assets under capital leases capitalized during the year	86.26	654.27
***Acquisition of subsidiaries**		
Assets and liabilities of the subsidiaries upon acquisition		
Working capital	893.09	-
Long-lived assets other than goodwill	7,893.97	-
Goodwill arising on acquisition	5,651.67	-
Cost of investment in shares	14,311.42	-
Direct cost	127.31	-
Cash paid	14,438.73	-

The accompanying notes are an integral part of these consolidated financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005
(All amounts in Rupees Million, unless otherwise stated)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows :

1. **Organization and Nature of operations**

Ranbaxy Laboratories Limited ("RLL" or the "Company"), a public limited company, was incorporated in India on June 16, 1961 and with its subsidiaries (hereinafter collectively referred to as the "Group") operates as an integrated international pharmaceutical organization with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms and active pharmaceutical ingredients.

The Group presently has manufacturing facilities in eight countries, namely India, the United States of America, Ireland, China, Malaysia, Nigeria, Romania and Vietnam. The Group's major markets include the United States of America, India, Europe, Russia / CIS, and South Africa. The United States of America is the largest market and major products are Simvastatin, Amoxycillin, Ciprofloxacin, Isotretinon, Cephalexin and CoAmoxyclav. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, near New Delhi, India.

The Company's shares are listed for trading on the Mumbai and National Stock Exchanges in India, its Global Depository Receipts (covering equity shares of RLL) are listed on the Luxembourg Stock Exchange and Foreign Currency Convertible Bonds are listed on Singapore Stock Exchange.

2. **Principles of consolidation**

The consolidated financial statements include the financial statements of RLL and all its subsidiaries, which are more than 50 percent owned and controlled.

The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Group's equity in the income or loss of equity method affiliates is included in the consolidated statements of income.

All inter-company transactions and balances, between the entities included in the consolidated financial statements, have been eliminated.

Details of the entities, which presently form part of the Group and are consolidated under RLL, are as follows :

Name of entity	Country of incorporation	Shareholding
Ranbaxy Drugs and Chemicals Company	India	100.00%
Ranbaxy Drugs Limited	India	100.00%
Rexcel Pharmaceuticals Limited	India	100.00%
Solus Pharmaceuticals Limited	India	100.00%
Vidyut Investments Limited	India	100.00%
Ran Air Services Limited** *(see note W)*	India	100.00%
Ranbaxy (Netherlands) B.V. ("RNBV")	The Netherlands	100.00%
Ranbaxy N.A.N.V.	Antilles, Netherlands	100.00%
Ranbaxy (S.A.) (Proprietary) Ltd.	South Africa	100.00%
Sonke Pharmaceuticals (Proprietary) Ltd.	South Africa	68.40%
Ranbaxy, Inc.	United States of America	100.00%
Ranbaxy Pharmaceuticals, Inc.	United States of America	100.00%
Ranbaxy USA, Inc.	United States of America	100.00%
Ohm Laboratories, Inc.	United States of America	100.00%
Ranbaxy Laboratories, Inc.	United States of America	100.00%
Ranbaxy Holdings (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy Pharmacie Generiques SAS	France	100.00%
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL")	France	100.00%
Ranbaxy Ireland Ltd.	Ireland	100.00%
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00%
Ranbaxy Egypt (L.L.C.)	Egypt	100.00%
Rexcel Egypt (L.L.C.)	Egypt	100.00%
Ranbaxy Poland S.P. Z.o.o.	Poland	100.00%
Ranbaxy Pharmaceuticals BV*	The Netherlands	100.00%
Ranbaxy Europe Ltd.	United Kingdom	100.00%
Basics GmbH	Germany	100.00%

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

Name of entity	Country of incorporation	Shareholding
Ranbaxy Do Brazil Ltda	Brazil	100.00%
Ranbaxy Panama, S.A.	Panama	100.00%
Ranbaxy Vietnam Company Ltd.	Vietnam	100.00%
Ranbaxy-PRP (Peru) S.A.C.	Peru	100.00%
Laboratorios Ranbaxy, S.L.	Spain	100.00%
ZAO Ranbaxy	Russia	100.00%
Ranbaxy Australia Pty. Ltd.	Australia	100.00%
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda	Portugal	100.00%
Ranbaxy Pharmaceuticals Canada Inc.	Canada	100.00%
Unichem Distributors Ltd.*	Thailand	99.96%
Ranbaxy Italia S.p.A	Italy	100.00%
Ranbaxy Hungary (L.L.C.)	Hungary	100.00%
Ranbaxy Mexico S.A. de C.V.	Mexico	100.00%
Lapharma GmbH #	Germany	100.00%
Ranbaxy Belgium N.V. #	Belgium	100.00%
Mundogen Farma S.A. #	Spain	100.00%
Ranbaxy Pharma AB #	Sweden	100.00%
Bounty Holdings Co. Ltd.*	Thailand	99.30%
Unichem Pharmaceuticals Ltd.*	Thailand	98.50%
Gufic Pharma Limited	India	98.00%
Terapia S.A. #	Romania	96.70%
Ranbaxy Unichem Company Ltd.	Thailand	88.56%
Ranbaxy Nigeria Ltd.	Nigeria	84.89%
Ranbaxy (Guangzhou China) Limited	Republic of China	83.00%
Ranbaxy Farmaceutica Ltda.	Brazil	93.67%
Ranbaxy Signature L.L.C.	United States of America	67.50%
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	68.05%

#new entities in 2006
*under liquidation during the year
**ceased to be subsidiary during the year

In addition to above, the Group holds 50% equity stake in Nihon Pharmaceutical Industry Co. Ltd., Japan. The Group accounts for such investment by equity method of accounting.

During 2006, the Group established two new subsidiaries, Lapharma GmbH, incorporated in Germany and Ranbaxy Pharma AB, incorporated in Sweden.

The net assets of the above mentioned entities under liquidation are Rs. 12.51 million, as at December 31, 2006. The Group does not consider liquidation of these entities to have a material impact on the financial statements.

3. Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), to reflect the financial position, results of operations and cash flows of the Group.

4. Use of estimates

In preparing the Group's financial statements in conformity with accounting principles generally accepted in the United States of America, the Group's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods; actual results could differ from those estimates. Management's estimates for charge-backs, rebates, discounts and returns, future obligations under employee benefit plans, inventory reserve, the useful life of tangible and intangible assets and the realization of deferred tax assets represent particularly sensitive estimates.

5. Exchange rate translation

The functional currency of the Company, including its consolidated domestic and foreign subsidiaries, has been determined in accordance with the primary economic environment in which the respective entities operate The functional currency for Ranbaxy (Netherlands) B.V. (RNBV), Ranbaxy Hongkong Ltd. and Ranbaxy Holding (U.K.) Ltd. is the US Dollar.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

In respect of entities for which the functional currency is other than the Indian Rupee, the reporting currency of RLL, the assets and liabilities are translated into Indian Rupees at the appropriate year-end exchange rates. Income and expenses are translated using the monthly average exchange rates in effect during the year being reported. The resulting translation adjustments are reported as a component of accumulated other comprehensive income.

Transactions in foreign currency are translated into the functional currency of the respective Group Company at the average rates of exchange prevailing in the month of the transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency of the respective Group Company at the rate of exchange prevailing at the balance sheet date. All foreign exchange gains and losses are recorded under "Foreign exchange (gain) / loss" in the accompanying consolidated financial statements. The foreign currency exchange (gain) / loss included in the consolidated statements of income for the years ended December 31, 2006 and 2005, is Rs (682.06) million and Rs. 978.98 million, respectively.

6. Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

7. Restricted Cash

Restricted cash represents deposits that have been pledged with banks and will mature within one year.

8. Inventories

Inventories consist of raw materials, work-in-process, finished goods, and packaging materials, and are stated at the lower of cost or market value. Cost is determined using the weighted average and first-in-first-out methods for raw materials, packaging materials and stores and spares and includes the purchase price and attributable direct costs, less trade discounts. The cost of work-in-process and finished goods comprises of direct labour, material costs and production overheads.

Allowance for potentially obsolete or slow moving inventory is made on the basis of management's analysis of inventory levels, expiration dates and prevailing market conditions as part of cost of sales.

9. Property, plant and equipment

Property, plant and equipment, including assets acquired under capital lease agreements, are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful life of the respective assets. Assets under capital leases and leasehold improvements are amortized over the lower of their estimated useful lives or the term of the lease.

Advances paid for the acquisition of property, plant and equipment outstanding at the balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed as 'Capital work-in-progress.' The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds; and was immaterial during the years ended December 31, 2006 and 2005. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

The Group has determined the estimated useful lives of assets for depreciation purposes as follows :

Leasehold land	Over the term not exceeding 99 years
Buildings	30-50 years
Plant and machinery	5-15 years
Furniture and fixtures	5-10 years
Office equipment	3-10 years
Vehicles	5 years

Expenditure for maintenance and repairs are expensed as incurred and amounted to Rs. 443.82 million and Rs. 374.29 million for the years ended December 31, 2006 and 2005, respectively. When assets are retired or otherwise disposed off, the cost of the asset and related accumulated depreciation are eliminated from the financial records. Any gain or loss on disposal is credited or charged to income.

10. Goodwill (see Note C)

Goodwill reflects the excess of the purchase price over the fair value of net assets acquired in a business acquisition. Pursuant to Statement of Financial Accounting Standards No 142 "Goodwill and Other Intangible Assets," the Group does not amortize goodwill, and instead goodwill is tested for impairment at least annually. The Company reviews goodwill for impairment annually or more frequently if impairment indicators arise.

11. Intangible assets (see Note D)

Intangible assets consist primarily of acquired license agreements, brands, purchased trademarks, technical know-how, product dossiers and other intangibles identified on acquisition and are amortized over the expected benefit period or the legal life, whichever is lower.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

12. Revenue Recognition

Product sales

Revenue from sales of active pharmaceutical ingredients and formulation products is recognized when title and risk of loss of products are transferred to the customer, on shipment of products for Free-on-Board ("FOB") shipping point sales and upon delivery to the customers for FOB destination point sales, and when provisions for estimates, including discounts, relative price adjustments, refunds, chargebacks and other promotional programs are reasonably determinable, and when the following criteria are met :

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Provisions for sales discounts, medicaid and other rebates, damaged product returns and exchanges for expired products are established as a reduction of sales revenues. These revenue reductions are established based on best estimates at the time of sale based on historical experience, adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are reflected either as a direct reduction to accounts receivable or through an allowance.

In the United States, some of the large customers are major wholesalers who resell the products to third party customers like managed care organizations, drug store chains and pharmacies. A significant part of gross revenues from such wholesalers are subject to various forms of rebates and allowances (known as "Chargebacks"), which are recorded as reductions from gross revenues. The computation of the estimate for expected chargebacks is complex and involves significant judgment based on historical experience and estimated wholesaler inventory levels, as well as expected sell-through levels by the wholesalers to indirect customers. The primary factors considered in developing and evaluating provision for chargeback includes the average historical chargeback credits and an estimate of the inventory held by the wholesalers, based on internal analysis of wholesaler's historical purchases and contract sales.

Actual experience associated with any of these items may be different from the Group's estimates and the Group regularly reviews the factors that influence its estimates and, if necessary, makes adjustments when it believes that actual product returns, credit, rebates, chargeback and other allowances may differ from established provisions.

At December 31, 2006 and 2005, the Group had reserves for chargebacks, returns and rebates of Rs. 2,910.39 million and Rs. 2,633.65 million, respectively.

Service income

License fees

The Group receives payments under various development, manufacturing, supply and distribution agreements. Under the terms of these agreements, certain amounts may be received by the Group prior to the commercial launch of a product and fulfillment of the Group's obligations under such agreements. These amounts are recorded as deferred revenue and are amortized to revenue from the date of commercial launch through the term of the related agreement. The licenses are generally for a period of 3 to 5 years.

Non-refundable upfront payments received are deferred and recognized in the consolidated statements of income on a straight-line basis over the estimated development period. Other milestone payments received are recognized in accordance with the terms prescribed in the license agreement and where the Group has no future obligations or continuing involvement pursuant to such milestone payment.

Royalty

Royalty income is based on sales made by third parties and is recognized on an accrual basis, in accordance with the terms of the respective agreements.

Other revenues

Other revenues include claim settlements and export incentives. Revenues under claim settlement agreements are recognized in accordance with the terms of the respective settlement agreements in the period in which the claim is received. Export incentives are recognized on an accrual basis when the right to receive the incentives is established in accordance with the applicable laws.

13. Investment securities

Investment securities consist of available-for-sale equity securities and non-marketable equity securities.

Available-for-sale securities are recorded at fair value based on quoted market prices with unrealized gains and losses, net of income taxes, are reported as accumulated other comprehensive income or separate component of stockholders' equity until realized. Decline in the fair value of any available-for-sale security below cost that is determined to be other than temporary is charged to the statements of income. Realized gains and losses from the sale of available-for-sale securities are determined on the average cost method and are included in earnings.

Non-marketable equity securities are accounted for by the cost method and are stated at cost, less provision for any decline other than temporary decline in value.

Interest and dividend income is recognized when earned.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

14. Shipping and handling costs

Shipping and handling expenses of Rs. 1,519.96 million and Rs. 1,191.57 million for the years ended December 31, 2006 and 2005, respectively, incurred to transport products to customers, have been classified under selling, general and administrative expenses.

15. Advertising costs

Costs associated with advertising are expensed as incurred; and amounted to Rs. 2,426.81 million and Rs. 1,633.54 million for the years ended December 31, 2006 and 2005, respectively.

16. Income taxes

The provision for current income tax expense is estimated by the respective entities in accordance with the relevant domestic tax laws. The Group accounts for deferred income taxes under the liability method, in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates for the respective tax jurisdictions as on the date of the financial statements. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of change. Based on management's judgment, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

17. Research and development costs

Research and development costs are expensed as incurred, and amounted to Rs. 3,982.42 million and Rs. 5,055.33 million for the years ended December 31, 2006 and 2005, respectively. Costs incurred for equipment and facilities acquired or constructed for research and development activities and having alternative future uses, are capitalized as property, plant and equipment when acquired or constructed.

18. Impairment of long-lived assets

The Group follows the guidance of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". The Group companies review long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under FAS 144, and impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the assets and its eventual disposition are less than the carrying value. Impairment, if any, is assessed using discounted cash flows. The Company had no such losses in 2006 or 2005.

19. Leases

Operating leases - lessee accounting (see Note V)

Lease rental expenses on operating leases are charged to expense over the lease term as they become payable. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rental expense for these leases is recognized on a straight-line basis over the lease term.

Capital lease

Assets acquired under a lease that transfers substantially all the risks and rewards of ownership to the Group are capitalized and are classified as finance leases. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding. The rental obligations, net of interest charges, are reflected in borrowings.

20. Other comprehensive income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Group, comprehensive income consists of net earnings, changes in the cumulative foreign currency translation adjustments and unrealized holding gains and losses on available-for-sale securities. The Company reports comprehensive income in the consolidated statements of stockholders' equity.

21. Earnings per share (see note O)

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per share," basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period.

22. Stock-based compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

Stock Issued to Employees." The new standard requires companies to recognize cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

Accordingly, the Group adopted SFAS 123(R) effective January 1, 2006. For transition purposes, the Group elected the modified prospective application method. Under this transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Results for prior periods have no been restated.

23. Derivative financial instruments

The Company enters into forward oreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and loans payable. These contracts do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective as per SFAS No. 133, is marked to market and recognized in income immediately.

At December 31, 2006, the Company recognized a mark-to-market gain under "foreign exchange (gain) / loss" in the income statement on non designated hedges of Rs. 1,092.42 million and recorded an asset of Rs. 214.50 million, included in "other current assets" on the balance sheet. At December 31, 2005, the Company recognized a mark-to-market loss under "foreign exchange (gain) / loss" in the income statement on non designated hedges of Rs. 1,497.89 million and recorded a liability of Rs. 844.54 million, included in "other current liabilities" on the balance sheet.

24. Foreign Currency Convertible Bonds (FCCB)

During the year, the Company issued at par 5-year Zero coupon Foreign Currency Convertible Bonds (FCCB) aggregating to US $ 440 million (Rs. 19,553.60 million as on the date of the issue) for financing international acquisition, capital expenditure and others. The Bond holders have the option to convert these into Common Shares or Global Depository Shares, at a price of Rs. 716.32 per share (subject to adjustment, if any) with a fixed exchange rate of Rs. 44.15 per US $ 1, at any time on or after April 27, 2006 and but before March 9, 2011.

The Bonds may be redeemed, in whole, at the option of the Company at any time on or after March 18, 2009, but before February 6, 2011, subject to satisfaction of certain conditions. The Bonds are redeemable on March 18, 2011, at a premium of 26.765 percent of their principal amount unless previously converted, redeemed or purchased and cancelled.

The FCCB issue expenses totaling to Rs. 36.10 million, being the pro-rata charge for the year, has been adjusted in net income and the interest accrued as at December 31, 2006, on foreign currency convertible bonds is Rs. 751.20 million being the pro-rata charge for the year, has been adjusted in net income, basis effective interest attribution method.

25. Dividend

Dividends paid on common stock is recorded as a reduction of equity when approved by the stockholders.

26. Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

27. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (GAAP), and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings or changes in net assets. This new standard is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The impact of adoption of this Statement will not have a material impact on our financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition,

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 also requires that the tax effects of a position be recognized only if it is more likely than not to be sustained on audit, based on the technical merits of the position. This Interpretation is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Group is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") which requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006, and shall not be applied retrospectively. The Company adopted the standard on December 31, 2006, and this did not have a material impact on our financial statements.

NOTE B - BUSINESS COMBINATIONS

The Company accounts for business combinations under the guidelines of Statement of Financial Accounting Standard No. 141, "Business combinations" ("SFAS No. 141"), which requires that the purchase method of accounting be used for all business combinations consummated after June 30, 2001 SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill.

Acquisition of Terapia S.A.

On June 7, 2006, the Company acquired a 96.7% stake in Terapia S.A. (Terapia), a Romanian pharmaceutical company engaged in the business of manufacturing generic pharmaceuticals, through Ranbaxy (Netherlands) B.V., for a total cash consideration of Rs. 15,019.19 million (US $ 326.71 million). At the date of the acquisition, the Company recorded the cost of the acquisition as Rs. 15,019.19 million, consisting of cash paid and the direct acquisition costs. The acquisition was funded from foreign currency convertible bonds proceeds issued by the Company during the year.

The Company has accounted for this acquisition under the purchase method. Accordingly, the financial results for the post acquisition period have been included in the consolidated financial statements of the Company.

The purchase cost of Rs. 15,019.19 million has been allocated as follows :

Intangible assets subject to amortization	6,860.39
Property, plant and equipment, net	1,534.51
Other current assets	2,543.25
Goodwill	5,724.66
Total assets acquired	**16,662.81**
Less: Provisions	443.04
Other liabilities	1,200.58
Total liabilities assumed	**1,643.62**
Purchase cost	**15,019.19**

Acquisition of Ethimed NV (name changed to Ranbaxy Belgium NV)

During the year, the Company acquired the entire share capital of Ethimed NV (Ethimed), a Belgium pharmaceutical company engaged in the business of manufacturing generic pharmaceuticals, through Ranbaxy (Netherlands) B.V., for a total cash consideration of Rs. 69.65 million (US $ 1.58 million). At the date of the acquisition, the Company recorded the cost of the acquisition as Rs. 69.65 million, consisting of cash paid and the direct acquisition costs.

The Company has accounted for this acquisition under the purchase method. Accordingly, the financial results for the post acquisition period have been included in the consolidated financial statements of the Company.

The purchase cost of Rs. 69.65 million has been allocated as follows :

Current assets	41.92
Goodwill	42.97
Total assets acquired	**84.89**
Less: Provisions	1.14
Other liabilities	14.10
Total liabilities assumed	**15.24**
Purchase cost	**69.65**

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE B *(continued)*

Acquisition of Mundogen Farma SA

On July 18, 2006, the Company acquired the entire share capital of Mundogen Farma SA, generic business of GlaxoSmithKline (GSK), in Spain, through its Spanish subsidiary, Laboratorios Ranbaxy S.L., for a total cash consideration of Rs. 266.12 million (US $ 5.73 million). At the date of the acquisition, the Company recorded the cost of the acquisition as Rs. 266.12 million, consisting of cash paid and the direct acquisition costs. The acquisition was funded from FCCB proceeds issued by the Company during the year.

The Company has accounted for this acquisition under the purchase method. Accordingly, the financial results for the post acquisition period have been included in the consolidated financial statements of the Company.

The purchase cost of Rs. 266.12 million has been allocated as follows :

Other current assets	81.45
Goodwill	242.67
Total assets acquired	**324.12**
Less: Provisions	-
Other liabilities	58.00
Total liabilities assumed	**58.00**
Purchase cost	**266.12**

Acquisition of substantial assets of Allen S.p.A, a division of GlaxoSmithKline, in Italy

During the year 2006, the Company acquired substantial portion of the unbranded generic business of Allen S.p.A, a division of GlaxoSmithKline, in Italy, through its Italian subsidiary, Ranbaxy Italia S.p.A. for total cash consideration of Rs. 428.75 million (Euro 8.14 million). At the date of the acquisition, the Company recorded the cost of the acquisition as Rs. 428.75 million, consisting of cash paid and the direct acquisition costs. The acquisition was funded from foreign currency convertible bonds proceeds issued by the Company during the year.

The Company has accounted for this acquisition under the purchase method. Accordingly, the financial results for the post acquisition period have been included in the consolidated financial statements of the Company.

The purchase cost of Rs. 428.75 million has been allocated as follows :

Intangible assets subject to amortization	380.42
Other current assets	48.33
Total assets acquired	**428.75**
Total liabilities assumed	**-**
Purchase cost	**428.75**

Acquisition of additional stake in Ranbaxy Farmaceutica Ltda., Brazil

As at December 31, 2005, RNBV held 80 percent of the outstanding equity shares of Ranbaxy Farmaceutica Ltda. ("RFL"). During the year ended December 31, 2006, RNBV acquired an additional 13.67 percent of the equity shares for Rs. 186.25 million, resulting in a total holding of 93.67 percent. This acquisition was accounted for as a purchase and additional goodwill amounting to Rs. 57.61 million was recorded as excess of the purchase price over the aggregate of the proportionate fair value of the net assets acquired.

Other acquisitions

On December 1, 2006, the Company announced the acquisition of Be-Tabs Pharmaceuticals (Pty) Limited ("Be-Tabs"), in South Africa, for a total consideration of US $ 70 million (500 million ZAR). The transactions, subject to requisite approvals from South Africa's Competition Council authority, are expected to be completed in the first quarter of the year 2007. The acquisition of Be-Tabs, would result in considerable synergies and would further strengthen Company's foothold in South Africa. It would reinforce the Company's position by expanding the portfolio in a key market that is exhibiting strong growth potential.

NOTE C - GOODWILL

The Group accounts for goodwill and other intangible assets under provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Accordingly, the Group does not amortize goodwill but instead tests goodwill for impairment at least annually. During the years ended December 31, 2006 and 2005, the Company determined through its estimates that no material impairment of goodwill exists.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE C *(continued)*

The following table represents the changes in goodwill during the years ended December 31, 2006 and 2005 :

	2006	2005
Balance at the beginning of the period	**4,685.42**	4,136.84
Translation adjustment	**(195.69)**	(7.60)
Acquired during the period	**6,081.85**	556.18
	10,571.58	4,685.42
Less: Accumulated amortization	**(308.79)**	(305.47)
Balance at the end of the year	**10,262.79**	4,379.95

NOTE D - INTANGIBLE ASSETS

Acquired and amortized intangible assets comprise :

	Expected benefit period (in years)	2006	2005
Brands	5-10	**1,144.56**	1,144.56
Licenses	5-10	**2,208.47**	964.59
Trade marks	5-10	**377.75**	337.92
Non-compete	10	**211.00**	210.00
Technical know-how	5	**264.00**	126.94
Customer / supplier relationships	5-10	**6,036.12**	-
		10,241.90	2,784.01
Less : Accumulated amortization		**(2,389.79)**	(1,449.82)
		7,852.11	1,334.19

The aggregate amortization expense for the years ended December 31, 2006 and 2005 was Rs. 992.20 million and Rs. 268.46 million, respectively. The amortization expense for the year ended December 31, 2005 includes an impairment loss of Rs. 15.24 million, relating to a license for development of a pharmaceutical product, which was discontinued during 2004. There was no impairment loss in 2006.

Amortization expense for intangibles over the next five years is given below :

Year ending December 31,	
2007	1,447.08
2008	1,441.34
2009	1,419.38
2010	1,188.16
2011	1,143.28

NOTE E - CASH AND CASH EQUIVALENTS

At December 31, 2006 and 2005, cash and cash equivalents consisted of the following :

	2006	2005
Cash and cheques in hand	**83.65**	27.09
Remittances in transit	**86.39**	286.04
Balances with banks and financial institutions		
Time deposits	**1,496.60**	1,201.34
Foreign currency bank balances	**36.08**	37.75
Other balances	**1,060.09**	734.11
	2,762.81	2,286.33

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE F - ACCOUNTS RECEIVABLE

Accounts receivable as at December 31, 2006 and 2005 are stated net of allowance for doubtful accounts, sales returns and chargebacks. The Group Companies maintain an allowance for doubtful accounts on all accounts receivable, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not secured.

As of December 31, 2006 and 2005 debtors' breakup is as follows :

	2006	2005
Gross debtors	**15,977.68**	11,448.04
Less : Allowance for doubtful debts	**378.25**	210.08
Balance at the end of the year	**15,599.43**	11,237.96

The activity in the allowance for doubtful accounts receivable during the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Balance at the beginning of the year	**210.08**	320.14
Allowance for doubtful accounts receivable for the year	**213.60**	29.66
Recoveries during the year	**(11.52)**	(20.32)
Accounts receivable written off during the year	**(33.91)**	(119.40)
Balance at the end of the year	**378.25**	210.08

NOTE G - INVENTORIES

As of December 31, 2006 and 2005 inventories consisted of the following :

	2006	2005
Finished goods	**7,527.20**	6,459.27
Work-in-process	**2,485.21**	1,956.64
Raw materials	**5,262.56**	4,525.79
Packing materials	**717.45**	598.27
	15,992.42	13,539.97

NOTE H - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise of the following :

	2006	2005
Freehold land	**746.80**	250.53
Leasehold land and improvements	**208.34**	207.33
Buildings	**6,008.08**	4,279.64
Plant and machinery	**16,993.08**	12,666.46
Furniture and fixtures	**719.36**	593.32
Office equipment	**2,800.23**	2,500.74
Vehicles	**727.30**	359.47
Capital work-in-progress	**3,538.07**	5,598.24
	31,741.26	26,455.73
Less: Accumulated depreciation	**(12,042.35)**	(9,130.62)
	19,698.91	17,325.11

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE H *(continued)*

Capital lease assets (included in the above) comprise of the following :

	2006	2005
Buildings	673.38	625.74
Plant and machinery	50.53	1.20
Office equipment	4.78	43.06
Vehicles	27.42	14.14
	756.11	684.14
Less: Accumulated depreciation	(183.60)	(53.19)
	572.51	630.95

During the term of the lease, but not later than eighteen months prior to the expiration of the lease term, the Group has an option to purchase the buildings recorded under capital lease assets above.

Depreciation expense for assets acquired under capital lease for the years ended December 31, 2006 and 2005 was Rs. 125.78 million and Rs. 45.36 million, respectively.

The minimum lease rentals and the present value of minimum lease payments as at December 31, 2006 and 2005 are under mentioned :

Rs. in Million

		2006	2005
a)	Minimum lease payments outstanding	667.55	790.60
b)	Present value of minimum lease payments	561.44	651.17

c) Amounts due	Minimum lease payments (Rupees Million)		Present value of minimum lease payments (Rupees Million)	
	2006	2005	2006	2005
i) not later than one year	77.24	116.64	56.05	85.91
ii) later than one year but not later than five years	307.82	306.60	252.22	260.08
iii) later than five years	282.49	367.36	253.17	305.18

NOTE I - INVESTMENT SECURITIES

Investment securities comprise of the following :

	As of December 31, 2006			As of December 31, 2005		
	Carrying value	Gross unrealized losses	Fair value	Carrying value	Gross unrealized losses	Fair value
Equity securities	200.04	(57.42)	142.62	14.52	(2.37)	12.15
Non-marketable equity securities	154.51	(0.50)	154.01	152.51	(0.50)	152.01
Equity affiliate	299.50	-	299.50	254.93	-	254.93
Readily marketable debt securities	4.11	-	4.11	4.12	-	4.12
	658.16	(57.92)	600.24	426.08	(2.87)	423.21

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE J - OTHER ASSETS

Other assets comprise of the following :

	2006	2005
Prepaid expenses	**392.79**	352.90
Loans and advances	**442.44**	231.94
Trade advances	**797.67**	324.97
Balances with statutory authorities	**1,946.39**	1,974.06
Deposits	**921.73**	964.43
Others	**161.60**	238.96
	4,662.62	4,087.26
Less : Current assets	**(3,619.99)**	(3,416.30)
	1,042.63	670.96

NOTE K - BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

The Company and certain group Companies have availed working capital and short term loans from banks and financial institutions, expiring at various dates during 2007 providing an aggregate borrowing capability of Rs. 28 billion, primarily to finance their working capital requirements. The interest rates for these facilities are primarily based on the London Inter-bank Offer Rate ("LIBOR") or the Euro Inter-bank Offer Rate ("EURIBOR"), with local currency borrowings being based on country-specific benchmark rates. Accordingly, interest rates ranged from 3.0 percent to 19.0 percent, with the majority averaging at approximately 5.5 percent. Details of the borrowings from banks are as follows :

	2006	2005
Overdraft facilities	**2,996.64**	1,624.12
Short term loans	**10,604.10**	12,123.90
	13,600.74	13,748.02

A majority of these facilities are secured by some of the underlying assets of the borrowing entity and contain financial covenants and restrictions on indebtedness. These borrowings are further supported by the following :

	2006	2005
Corporate guarantee issued by RLL	**-**	166.47
Corporate guarantee issued by RNBV and Letter of comfort from RLL	**429.59**	541.36
Letter of comfort / Letter of awareness from RLL	**1,866.03**	3,047.88
Secured by Charge over assets	**2,808.31**	4,862.89
Sub-total	**5,103.93**	8,618.60
Unsecured loans	**8,496.81**	5,129.42
Total	**13,600.74**	13,748.02

The aggregate of Corporate guarantees issued by RNBV in respect of the borrowings from banks is a maximum of Rs. 4,455.95 million. The terms of the guarantees are in accordance with the tenor of the loans/credit facilities. The guarantees can be invoked only in the event of default in repayment by the borrowing entity.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE L - LONG-TERM DEBT

Long-term debt comprises of the following :

	2006	2005
Secured term loans from banks	-	30.63
Unsecured term loans from banks	**5,828.91**	5,558.08
Other unsecured loans	**58.32**	19.75
Zero coupon Foreign Currency Convertible Bonds (FCCB)	**19,474.40**	-
Capital lease obligations	**561.44**	651.14
	25,923.07	6,259.60
Less : Current portion of long term debt	**(3,490.11)**	(3,142.86)
	22,432.96	3,116.74

Long-term debts other than unsecured loans and FCCB are secured by the property and / or plant and equipment and/or current assets of the borrowing company and in certain cases contain financial covenants and restrictions on indebtedness. The borrowings of some of the Group Companies are further supported by Corporate guarantees issued by RNBV. The terms of the guarantees are in accordance with the tenor of the loans. The guarantees can be invoked only in the event of default in repayment by the borrowing entity.

An interest rate profile of long-term debt is given below :

	2006	2005
Secured term loans from banks	-	3.36 - 4.99 percent
Unsecured term loans from banks	**5.42 - 6.30 percent**	0.30 - 4.89 percent
Other unsecured loans / FCCB / capital leases	**4.00 - 6.00 percent**	4.00 - 6.00 percent

The maturity profile of long-term debt outstanding is given below :

Year ending December 31,	Unsecured loans from banks	Unsecured loans from others	Zero coupons long term convertible Debentures	Capital lease obligations	Total
2007	3,430.15	3.91	-	56.05	3,490.11
2008	743.80	3.78	-	66.95	814.53
2009	-	8.06	-	64.32	72.38
2010	818.18	6.82	-	60.92	885.92
2011	836.78	4.73	19,474.40	60.03	20,375.94
Thereafter	-	31.02	-	253.17	284.19

NOTE M - OTHER LIABILITIES

Other liabilities comprise the following :

	2006	2005
Interest payable	**26.68**	27.78
Accrued interest	**751.20**	-
Acceptances	**7.18**	30.13
Unclaimed dividends	**97.71**	69.35
Statutory dues	**547.01**	465.37
Employees benefits payable	**1,267.35**	1,093.41
Other liabilities	**436.52**	619.09
	3,133.65	2,305.13
Less : Other current liabilities	**(1,285.30)**	(1,346.42)
	1,848.35	958.71

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE N - STOCKHOLDERS' EQUITY

a) Common Stock

The Company presently has only one class of common stock. For all matters submitted to vote in the stockholders' meeting, every holder of common stock, as reflected in the records of the Company on the date of the stockholders' meeting has one vote in respect of each share held.

b) Dividends

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10 percent of net income computed in accordance with regulations to a general reserve. Should the Company declare and pay dividends, such dividends are required to be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. During the years ended December 31, 2006 and 2005, the Company distributed dividends of Rs. 3167.26 million and Rs. 3,164.26 million, at the rate of 170 percent of common stock in each year.

During the year Ranbaxy Malaysia Sdn. Bhd., Ranbaxy Unichem Company Ltd. and Ranbaxy Nigeria Ltd. distributed dividends to stockholders, other than RNBV and RLL, of Rs. 4.74 million (2005 - Rs. 5.87 million) at the rate of 15 percent (2005 - 14.08 percent) of common stock, and Rs. [illegible].03 million (2005 - Rs. 0.51 million) at the rate of 7.50 percent (2005 - 4 percent) and Rs. 1.07 million (2005 - Rs. Nil) at the rate of 50 percent (2005 - Nil percent) of common stock, respectively.

NOTE O - EARNINGS PER COMMON SHARE

A reconciliation of net income and number of shares of the basic and diluted earnings per share computation from continuing operations is as follows :

	2006	2005
Net Income		
Income from continuing operations after minority interest	**4,060.59**	232.43
Income from discontinued operations, net of tax effect	-	161.88
Gain from disposal of discontinued operations, net of tax effect	-	384.72
Net income	**4,060.59**	779.03
Number of shares		
Basic weighted average number of shares outstanding	**372,595,730**	372,216,805
Effect of dilutive securities* (employee stock options)	**746,412**	1,089,479
Diluted weighted average number of shares outstanding	**373,342,142**	373,306,284
* excludes anti-dilutive securities	**26,681,866**	4,895,520

NOTE P - EMPLOYEE STOCK INCENTIVE SCHEMES

Share-Based Compensation

Prior to January 1, 2006, the Company accounted for stock options under the expense provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), i.e., prior to adoption of SFAS 123(R), the Group had recognized compensation cost (based on intrinsic value which is the latest closing price, prior to the date of the meeting of Board of Directors in which the options are granted) for all awards granted as a personnel cost over the vesting period. Also, the Company recorded all forfeitures as they occurred.

Upon adoption of SFAS 123(R) in 2006, the Group recognized an expense of Rs. 332.33 million. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. In addition, as a result of adopting SFAS 123(R), certain balance sheet amounts associated with share-based compensation costs have been reclassified within the equity section of the balance sheet. This change in presentation had no effect on our total equity. Effective January 1, 2006, deferred compensation (representing unearned costs of share-based payments) and employee stock options outstanding are presented on a net basis, with the net amount being reclassified into additional paid-in capital.

The following table illustrates the effect on net income and earnings per common share for the current year and last year if the Group had applied the fair value method to all share-based awards.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE P *(continued)*

	2006	2005
Net income		
As reported	**4,060.59**	779.03
Add : Share-based compensation expense included in reported net income	**358.68**	-
Less : Stock-based employee compensation expense determined under fair value based method for all awards	**405.02**	180.75
Adjusted pro forma for computing basic earning per share	**4,014.25**	598.28
Earnings per share : Basic		
As reported	**Rs. 10.90**	Rs. 2.09
Adjusted pro forma	**Rs. 10.77**	Rs. 1.61
Earnings per share : Diluted		
As reported	**Rs. 10.88**	Rs. 2.09
Adjusted pro forma	**Rs. 10.75**	Rs. 1.60

As a result of adopting SFAS 123(R) on January 1, 2006, the Group's net income for the year ended December 31, 2006, is Rs. 332.33 million lower than if it had continued to account for share-based compensation under SFAS 123. Basic and diluted earnings per share for the year ended December 31, 2006, would have been Rs. 11.79 and Rs. 11.77 if the Group had not adopted SFAS 123(R), compared to reported basic and diluted earnings per share of Rs. 10.90 and Rs. 10.88, respectively.

The Company's Employee Stock Option Schemes ("ESOSs") provide for the grant of stock options to eligible management employees and Directors of the Company and eligible management employees and Directors of the subsidiaries. The ESOSs are administered by the Board's Compensation Committee. Options are granted on the basis of performance and the grade of the employee. Presently, we have three ESOSs ("ESOS I", "ESOS II" and "ESOS 2005"). Options can be distributed at the discretion of the committee to select employees depending upon (i) Criticality of the position held, (ii) Potential of the Manager and (iii) Significant contribution made during the year.

The ESOSs limit grants to an employee is 25,000 options for ESOS I and 40,000 options for ESOS II and ESOS 2005 in any given year. ESOS I and II provide that the exercise price of options is to be determined at the average of the daily closing price of the Company's equity shares on the National Stock Exchange ("NSE") during a period of 26 weeks preceding the date of the grant. ESOS 2005 provides that the exercise price of options will be the latest available closing price on the Stock exchange on which the shares of the Company are listed, prior to the date of the meeting of the Committee of Directors in which the options are granted. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. The options vest over a period of five years from the date of grant with 20 percent of the options vesting at the end of each year. Options lapse if they are not exercised prior to the expiry date, which is ten years from the date of the grant.

As the number of shares that an individual employee is entitled to receive and the price of the option is known on the grant date, the grants made pursuant to the ESOSs are considered fixed grants.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE P *(continued)*

Stock option activity under the Schemes is as follows :

	Year ended December 31, 2006			
	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (years)
Outstanding, beginning of the year	6,704,838	283.50 - 538.50	456.13	8.05
Granted during the year	1,221,300	392.00	392.00	9.10
Forfeited during the year	(676,430)	283.50 - 538.50	472.42	-
Exercised during the year	(181,883)	283.50 - 538.50	315.26	-
Lapsed during the year	(216,845)	283.50 - 538.50	471.18	-
Outstanding, end of the year	6,850,980	283.50 - 538.50	446.35	7.39
Exercisable at the end of the year	2,282,437	283.50 - 538.50	417.60	-

	Year ended December 31, 2005			
	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (years)
Outstanding, beginning of the year	5,039,620	283.50 - 496.00	397.39	8.29
Granted during the year	3,013,350	538.50	538.50	9.10
Forfeited during the year	(802,914)	283.50 - 538.50	473.64	-
Exercised during the year	(488,802)	283.50 - 496.00	329.67	-
Lapsed during the year	(56,416)	283.50 - 496.00	455.14	-
Outstanding, end of the year	6,704,838	283.50 - 538.50	456.13	8.05
Exercisable at the end of the year	1,281,584	283.50 - 496.00	363.51	-

The following table summarizes information about stock options outstanding at December 31, 2006 :

Options outstanding			Options exercisable		
Range of exercise prices	Number of outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number of outstanding	Weighted average exercise price
Up to Rs. 283.50	997,739	6.10	Rs. 283.50	509,814	Rs. 283.50
Rs. 284.00-Rs 372.50	718,109	4.98	Rs. 343.03	574,346	Rs. 338.69
Rs. 373.00-Rs 538.50	5,135,132	7.98	Rs. 492.44	1,198,277	Rs. 512.48
	6,850,980	**7.39**	**Rs. 446.35**	**2,282,437**	**Rs. 417.60**

The following is a summary of the changes in non-vested shares for the year ended December 31, 2006:

	Shares	Weighted average exercise price
Non-vested shares at January 1, 2006	5,413,736	475.67
Granted during the year	1,221,300	392.00
Vested during the year	(1,449,317)	447.18
Forfeited during the year	(676,430)	472.42
Non-vested shares at December 31, 2006	4,509,289	462.65

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE P *(continued)*

Pursuant to the issue of bonus shares on October 11, 2002, the employees to whom options were granted until October 4, 2002, are entitled for additional shares on exercise of options in the ratio of "three for five".

The fair value of instruments issued under the share-based compensation plans is calculated using Black-Scholes model. The following table summarizes the assumptions used in calculating the fair value in the year ended December 31, 2006 and 2005 :

	2006	2005
Dividend yield	**2.17 percent**	2.50 percent
Expected life	**10 years**	10 years
Risk free interest rate	**7.55 percent**	7.00 percent
Volatility	**40.55 percent**	32.23 percent

The expected forfeiture rate, computed by the external valuer, is taken as 11.38%. The Black-Scholes option-pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since options pricing models require use of subjective assumptions, changes therein can materially affect fair value of the options. The options pricing models do not necessarily provide a reliable measure of fair value of the options.

NOTE Q - RELATED PARTY TRANSACTIONS

In the ordinary course of our business we have entered into transactions for purchase and sale of goods and services with some of the related parties in which our directors exercise significant influence, hereinafter referred as "Significant Interest Entities." The Company has also made payments for remuneration to its key management personnel and their relatives in accordance with their employment contracts. All these purchase and sale transactions were arm's-length transactions and none of these were material to our overall operations.

The following is a summary of related party transactions during the year :

Purchases from	2006	2005
Significant Interest Entities	**1.19**	–
Sales to		
Associate	**165.86**	6.76
Significant Interest Entities	**25.13**	2.99
Other expenses paid to		
Significant Interest Entities	**3.11**	–
Other expenses received from		
Significant Interest Entities	**159.14**	22.27

Related party balances at year-end comprise the following :

Amounts due from		
Associate	**24.64**	6.73
Significant Interest Entities	**10.95**	1.52
	35.59	8.25
Amounts due to		
Significant Interest Entities	**7.80**	0.06
	7.80	0.06

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE R - INCOME TAXES

The provision for income taxes comprises the following:

	2006	2005
Income / (loss) before income taxes		
Domestic	**3,377.43**	782.09
Foreign	**1,630.05**	(1,544.19)
	5,007.48	(762.10)
Income from discontinued operations	-	241.29
Gain from disposal of discontinued operations	-	491.72
	5,007.48	(29.09)
Current income tax expense / (benefit)		
Domestic taxes	**(213.64)**	273.92
Foreign taxes	**338.80**	179.70
Deferred income tax expense / (benefit)		
Domestic taxes	**382.78**	(601.58)
Foreign taxes	**381.64**	(686.54)
Total	**889.58**	(834.50)
Less:Tax on Discontinued operations		
Current tax expense	-	(193.73)
Deferred tax benefit	-	7.32
	889.58	(1,020.91)

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following :

	2006	2005
Income / (loss) before income taxes and minority interest	**5,007.48**	(762.10)
Enacted tax rate for India	**33.66%**	33.66%
Computed expected tax expense / (benefit)	**1,685.52**	(256.52)
Effect of :		
Valuation allowance	**141.36**	106.54
Expenses not deductible for tax purposes	**163.57**	(47.77)
Differences between Indian and foreign tax rates	**(60.51)**	(103.89)
Income exempt from income taxes	**(56.94)**	(10.79)
Incremental deduction allowed for research and development expenses	**(884.54)**	(1,081.82)
Tax earlier years	**(154.20)**	116.56
Tax rate change	**0.14**	179.27
Others	**55.18**	77.51
Income tax expense / (benefit)	**889.58**	(1,020.91)

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE R *(continued)*

The tax effect of significant temporary differences that resulted in deferred income tax assets and liabilities and a description of the items that create those differences are given below. The classification of the deferred tax assets and liabilities is determined based on the transaction from which the timing difference arises. Non-current deferred tax assets and liabilities are shown separately due to the tax jurisdiction in which the timing difference arises.

	2006	2005
Current deferred income tax assets, net		
Allowance for accounts receivable	**119.51**	117.55
Inventory related	**761.06**	726.90
Net operating losses carried forward	**-**	463.17
Capital lease obligations	**1.35**	1.42
Other current assets	**332.87**	220.92
Current liabilities	**(115.67)**	286.23
Accounts payable	**(7.98)**	(9.68)
Total current deferred income tax asset	**1,091.14**	1,806.51
Non-current deferred income tax assets		
Intangibles	**194.74**	217.43
Property, plant and equipment	**-**	0.16
Capital lease obligations	**0.63**	1.72
Net operating losses carried forward	**1,495.90**	1,675.65
Other non-current liabilities	**317.41**	9.04
Other non-current assets	**60.18**	17.47
Investments	**19.49**	0.05
Less : Valuation allowance in respect of net operating losses carried forward	**(296.31)**	(168.08)
Total non-current deferred income tax asset	**1,792.04**	1,753.44
Non-current deferred income tax liabilities		
Property, plant and equipment	**(1,697.08)**	(1,600.33)
	(1,697.08)	(1,600.33)
Net non-current deferred income tax asset	**94.96**	153.11

The enacted tax rate in India is 33.66 percent but the effective tax rate for the Group is 17.77 percent. The reduction in the effective tax rate is mainly on account of earnings derived from units set up in specified zone within India for which the Company is eligible for tax concessions under the local laws and the incremental deductions available under Indian tax laws for research and development activities.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

A valuation allowance has been established against the deferred income tax assets on account of the tax effects of the operating losses carried forward of certain subsidiary companies. As at December 31, 2006 and 2005, the value of net operating losses considered realizable and correspondingly the minimum level of future taxable income required to realize these losses were Rs. 2,633.10 million and Rs. 1,934.05 million, respectively. The applicable local tax laws allow the net operating losses to be carried forward as long as the respective entity continues its business.

Deferred income taxes on undistributed earnings of the Group's overseas operations have not been recognized as such earnings are considered to be indefinitely reinvested and it is not practicable to calculate the deferred taxes associated with these earnings. The aggregate undistributed earnings considered to be indefinitely reinvested are approximately Rs. 8,757.19 million and Rs. 4,011.21 million as of December 31, 2006 and 2005, respectively.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE S - EMPLOYEE BENEFIT PLANS

a) **Gratuity**

In accordance with applicable Indian laws, the Company and its Indian subsidiaries provide for gratuity, a defined benefit retirement plan covering eligible employees ("the Gratuity Plan"). This Plan provides for a lump sum payment to vested employees on retirement, death, incapacitation or termination of employment of amounts that are based on salary and tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and contributed to the Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise Central and State government bonds and debt instruments of government-owned corporations.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Group's consolidated financial statements :

	2006	2005
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**263.31**	236.30
Service cost	**26.89**	24.54
Interest cost	**23.20**	17.72
Actuarial loss	**15.97**	12.46
Benefits paid	**(24.20)**	(27.71)
PBO at the end of the year	**305.17**	263.31
Change in plan assets		
Fair value of plan assets at the beginning of the year	**267.15**	239.95
Actual return on plan assets	**19.96**	16.15
Employer contributions	**51.67**	38.76
Benefits paid	**(24.20)**	(27.71)
Benefits payable	**(9.41)**	-
Fair value of plan assets at the end of the year	**305.17**	267.15

Net gratuity cost for the years ended December 31, 2006 and 2005, included the following components :

	2006	2005
Service cost	**26.89**	24.54
Interest cost	**23.20**	17.72
Actuarial loss	**15.97**	12.46
Net gratuity cost	**66.06**	54.72

The actuarial assumptions used in accounting for the Gratuity Plan were as follows :

	2006	2005
Discount rate	**8.0%**	7.5%
Rate of increase in compensation levels	**5.50%**	5.0%
Rate of return on plan assets	**8.0%**	8.0%

The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 - 20 years on the types of investments prescribed as per the statutory pattern of investment.

The Company's Gratuity Plan weighted-average asset allocations at December 31, 2006 and 2005, are fully in the debt instruments category.

The Company expects to contribute Rs. 56.00 million to its gratuity plan during the year ending December 31, 2007. The following benefit payments, based on future services of employees, as appropriate, are expected to be paid :

Year ending December 31,	
2007	28.55
2008	32.05
2009	35.03
2010	39.00
2011	43.55
Thereafter	305.00

In respect of certain other employees of the Company, the gratuity benefit is provided through annual contributions to a fund managed by Life Insurance Corporation of India ("LIC"). Under this plan, the settlement obligation remains with the Company,

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE S *(continued)*

although LIC administers the fund and determines the annual contribution premium required to be paid by the Company. Expenses incurred in respect of these employees approximated Rs. 6.20 million and Rs. 1.79 million for the years ended December 31, 2006 and 2005, respectively.

b) Superannuation benefit

Apart from being covered under the Gratuity Plan described earlier, certain employees of the Company and its Indian subsidiaries participate in a superannuation benefit; a defined contribution plan administered by LIC. The Company and its Indian subsidiaries make annual contributions based on a specified percentage of salary of each covered employee. The Company and its Indian subsidiaries do not have any further obligation to the superannuation plan beyond making such contributions. Upon retirement or separation (only if after completion of service of 5 years) an employee becomes entitled for pension, as determined by LIC, which is paid directly to the concerned employee. The Company and its Indian subsidiaries contributed approximately Rs. 61.56 million and Rs. 40.50 million to the superannuation plan during the years ended December 31, 2006 and 2005, respectively.

c) Pension plans

The Company has a retirement Pension Plan ("Pension Plan") which is linked to superannuation benefits described above. This Pension Plan is applicable for certain management employees who retire after completion of service of 10 years or are separated after completion of service of 20 years, based on last drawn salary and tenure of employment. Such pension amount is reduced by the amount payable by LIC under the superannuation plan and is payable as additional pension. The liability for such additional pension is determined and provided on the basis of actuarial valuation.

The following table sets out the status of the pension plan and the amounts recognized in the Group's consolidated financial statements :

	2006	2005
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**845.23**	628.30
Service cost	**55.31**	52.56
Interest cost	**76.61**	47.12
Actuarial loss	**1.34**	136.03
Benefits paid	**(20.84)**	(18.78)
PBO at the end of the year	**957.65**	845.23

Net pension cost for the years ended December 31, 2006 and 2005, included the following components :

	2006	2005
Service cost	**55.31**	52.56
Interest cost	**76.61**	47.12
Actuarial loss	**1.34**	136.03
Net pension cost	**133.26**	235.71

The actuarial assumptions used in accounting for the Pension Plan were as follows :

	2006	2005
Discount rate	**8.0%**	7.5%
Rate of increase in compensation levels	**5.5%**	5.0%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid :

Year ending December 31,	
2007	23.55
2008	27.08
2009	31.45
2010	36.00
2011	38.50
Thereafter	340.00

RLL has contributed approximately Rs. 126.74 million and Rs. 235.27 million to the pension scheme during the years ended December 31, 2006 and 2005, respectively.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE S *(continued)*

d) Deferred compensation plan

RPI maintains a nonqualified, deferred compensation plan for certain executive employees. Each participating employee may elect to defer up to 100 percent of their compensation. The employees' contributions to the Plan are invested in certain funds based on each employee's investment election and the fair market value of those funds are recorded as a long-term asset with a corresponding liability representing future benefits payable to the employees.

e) Vacation pay plan

RLL and its Indian subsidiaries permit encashment of privilege leave accumulated by their employees on retirement, separation and during the course of service (the "Vacation Pay Plan"). The liability for encashment of privilege leave is determined and provided on the basis of actuarial valuation performed by an independent actuary at balance sheet date.

The following table sets out the status of the Vacation Pay Plan of RLL and the corresponding amounts recognized in the Group's consolidated financial statements :

	2006	2005
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**138.07**	127.78
Service cost	**22.61**	19.76
Interest cost	**11.05**	9.58
Actuarial loss	**23.66**	11.09
Benefits paid	**(35.57)**	(30.14)
PBO at the end of the year	**159.82**	138.07

Net vacation pay cost for the years ended December 31, 2006 and 2005, included the following components :

	2006	2005
Service cost	**22.61**	19.76
Interest cost	**11.05**	9.58
Actuarial loss	**23.66**	11.09
Net vacation pay cost	**57.32**	40.43

The actuarial assumptions used in accounting for the Vacation pay plan were as follows :

	2006	2005
Discount rate	**8.0%**	7.5%
Rate of increase in compensation levels	**5.5%**	5.0%

RLL and its Indian subsidiaries provided approximately Rs. 94.33 million and Rs. 45.13 million towards the liability for encashment of privilege leave for the years ended December 31, 2006 and 2005, respectively.

f) Other benefit plans

RLL and certain group companies also have defined contribution plans, which are largely governed by local statutory laws of the respective countries and cover the eligible employees of the subsidiary. These plans are funded both by the members and by monthly company contributions, primarily based on a specified percentage of the employees' salary. The total contribution to these schemes during the years ended December 31, 2006 and 2005, are Rs. 212.32 million and Rs. 224.45 million, respectively.

RPI participates in a savings plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all eligible employees. The plan allows for employees to defer upto 15% of their annual earnings (within limitations, as adjusted by Section 415(b)(1)(A) of the Code) on a pre-tax basis through voluntary contributions to the plan.

The plan provides that RPI can make optional contributions in an amount up to the maximum allowable by Section 404 of the Code. Employees are 25 percent vested with regard to the employer's contribution following one year of service and fully vested after three years of service. For the years ended December 31, 2006 and 2005, the contributions to the plan were Rs. 30.56 million and Rs. 33.76 million, respectively.

Terapia, S.A. (Terapia) provides Post Retirement benefit plan on retirement under which employees receive a bonus equal to a gross average salary, in compliance with the provisions of the collective labour agreement. Both Terapia and its employees have the obligation to contribute to the National Retirement Fund. Terapia has no obligation of paying future benefits other than to the National Retirement Fund. The obligation has been provided in the books amounting to Rs. 103.49 million for the year ended December 31, 2006.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE T - SEGMENT REPORTING

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", sets out the standards for the way that business enterprises report information about operating segments and related disclosures about products and services, geographical areas and major customers.

The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on review of financial information on the following main disaggregated components of the Group's business :

a) Pharmaceuticals : global sales, detailed by regions and countries and global operating income data. The Group's pharmaceutical business operates in four main regions : India, North America, Europe and Rest of the world.

b) Research and development : expenses incurred on research and development, and

c) Administration : corporate expenses.

The Group's reportable segments are strategic businesses aggregated by the nature of their products, customers, production technologies and marketing methods. Accordingly, the Group provides information regarding its Pharmaceuticals segment (dosage forms, active pharmaceutical ingredient and drug intermediates), trading in pharmaceutical products, drug discovery research and novel drug delivery systems research, which is collectively referred to as the "Pharmaceuticals" business.

The Company was also engaged in operations relating to charter of aircraft and financial services, referred to as "Others" businesses. The Group has divested the business of charter of aircraft during the year.

Revenue and expenditure in relation to segments is categorized based on items that are individually identifiable to that segment.

Information by business segments for the year ended December 31, 2006 :

Particulars	Pharmaceuticals	Others	Total
Revenues	61,407.42	12.87	61,420.29
Less: Inter-segment revenue	-	-	-
Net revenues	61,407.42	12.87	61,420.29
Operating expenses			
Cost of sales	29,465.74	-	29,465.74
Selling, general and administrative expenses	19,641.68	10.15	19,651.83
Depreciation and amortization	2,892.56	1.75	2,894.31
Research and development	3,982.42	-	3,982.42
	55,982.40	11.90	55,994.30
Less : Inter-segment expenses	-	-	-
Net operating expenses	55,982.40	11.90	55,994.30
Net income before unallocated items	5,425.02	0.97	5,425.99
Reconciliation to net income			
Financial expenses, net	-	-	(1,582.15)
Foreign exchange gain	-	-	682.06
Other income, net	-	-	431.28
Income tax expense	-	-	(889.58)
Equity in gain of affiliate	-	-	50.30
Minority interest	-	-	(57.31)
Net income as per consolidated statement of Income	-	-	4,060.59

Information relating to assets	Pharmaceuticals	Others	Total
Total assets	76,018.75	702.24	76,720.99
Less : Inter-segment assets			
Accounts receivable, net of allowances	-	-	-
Other current assets, net of allowances	-	-	-
	-	-	-
Net assets employed	76,018.75	702.24	76,720.99
Unallocated corporate assets			5,459.01
Total assets			82,180.00

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE T *(continued)*

Information by business segments for the year ended December 31, 2005

Particulars	Pharmaceuticals	Others	Total
Revenues	51,582.45	17.10	51,599.55
Less : Inter-segment revenue	-	(1.02)	(1.02)
Net revenues	**51,582.45**	**16.08**	**51,598.53**
Operating expenses			
Cost of sales	27,143.85	-	27,143.85
Selling, general and administrative expenses	17,239.25	16.08	17,255.33
Depreciation and amortization	1,711.34	6.65	1,717.99
Research and development	5,055.33	-	5,055.33
	51,149.77	22.73	51,172.50
Less : Inter-segment expenses	(1.02)	-	(1.02)
Net operating expenses	**51,148.75**	**22.73**	**51,171.48**
Net income before unallocated items	**433.63**	**(6.58)**	**427.05**
Reconciliation to net income			
Unallocated corporate expenses	-	-	(19.76)
Financial expenses, net	-	-	(495.61)
Foreign exchange loss	-	-	(978.98)
Other income, net	-	-	300.49
Income tax benefit	-	-	1,020.91
Equity in gain of affiliate	-	-	4.71
Income from discontinued operations, net of tax effect of Rs. 79.41 million	-	-	161.88
Gain from disposal of discontinued operations, net of tax effect of Rs. 107.00 million	-	-	384.72
Minority interest	-	-	(26.38)
Net income as per consolidated statement of Income			**779.03**

Information relating to assets	Pharmaceuticals	Others	Total
Total assets	**53,996.08**	**732.98**	**54,729.06**
Less : Inter-segment assets			
Accounts receivable, net of allowances	-	-	-
Other current assets, net of allowances	-	-	-
	-	-	-
Net assets employed	**53,996.08**	**732.98**	**54,729.06**
Unallocated corporate assets			5,117.68
Total assets			**59,846.74**

NOTE U - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash equivalents, accounts receivables, other receivables, investment securities and deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. The Group's cash equivalents and time deposits are invested with banks. The Group monitors the credit worthiness of its customers to which it grants credit terms in the normal course of the business.

The carrying amounts of cash and cash equivalents, accounts receivables, other receivables, accrued liabilities, and accounts payable approximate fair value, because of the short-term maturities of these financial instruments. The carrying amounts of capital lease obligations, long-term debt and time deposits approximate their fair values as these carry interest rates which reflect market rate for borrowings with similar terms and maturities currently available to the Company. The fair value of the long term deposits cannot be estimated as the maturity of these deposits is not presently known.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE U *(continued)*

RLL and Ranbaxy Pharmaceuticals, Inc. (RPI) accounted for approximately 40 percent and 28 percent (45 percent and 29 percent for 2005) of the Group's consolidated revenues in the fiscal 2006. At December 31, 2006 and 2005, three (previous year two) customers of RPI accounted for approximately 20 percent and 21 percent of the Group's gross accounts receivable, respectively.

The Company enters into certain forward foreign exchange contracts where the counter party is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant. The currency-hedged items are mainly denominated in the following currencies : United States Dollar (US $) and Japanese Yen (Yen). The aggregate contracted principal of the Company's derivative financial instruments outstanding as at December 31, 2006 and 2005, are Rs. 28,045.89 million and Rs. 30,947.95 million, respectively. The forward foreign exchange contracts mature between one month and twelve months.

NOTE V - COMMITMENTS AND CONTINGENCIES

RLL and the Group companies lease office premises and residential facilities under both cancelable and non cancelable operating leases. Rent expense for the years ended December 31, 2006 and 2005, is approximately Rs. 462.28 million and Rs. 433.05 million, respectively.

The minimum rental commitments under the non cancelable operating leases are approximately as follows :

Year ending December 31,	Rupees Million
2007	101.34
2008	94.65
2009	72.81
2010	37.32
2011	38.29
Thereafter	96.48

Other Contingencies

RLL and some Group companies are involved in certain claims, tax assessments and litigation arising in the ordinary course of business, primarily related to alleged patent infringement for products that the Group currently manufactures, sells or distributes or intends to manufacture, sell or distribute. In certain claims and litigation, the Group companies are named as a co-defendant, along with others, including RLL. Further, certain of the Group 's products have a higher regulatory risk profile, and accordingly the Group has increased its product liability coverage. The Group evaluates the requirements for establishing provisions for such claims, assessments and litigation pursuant to SFAS No. 5 - Accounting for Contingencies. Management believes that these matters, taken individually or in the aggregate, will not have material adverse impact on the Group's financial position or results of operations.

A summary of the contingencies existing at December 31, 2006 and 2005, is as follows :

	2006	2005
Claims against the Company not acknowledged as debts*	**1,172.69**	1,028.46
Third party guarantees to banks	**71.68**	24.90
Demand for taxes pending disposal of appeal(s)*	**216.45**	208.58
	1,460.82	1,261.94

* Includes Rs. 365.59 million (2005 - Rs. 311.70 million) deposited under appeal.

Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.

Capital purchase commitments of the Group at December 31, 2006 and 2005, are Rs. 491.44 million and Rs. 589.20 million, respectively.

Royalty Agreements

Ranbaxy Pharmaceuticals, Inc. (RPI) has a royalty agreement with a third party for the payment of royalties relating to the sale of certain products in the United States of America. The third party supplies active pharmaceutical ingredient to the Company. The Company, in turn, supplies the finished product to RPI. The total royalty expense incurred during 2006 and 2005, under this royalty agreement is approximately Rs. 321.13 million and Rs. 331.40 million, respectively, and is included in cost of sales. Approximately Rs. 32.67 million and Rs. 3.44 million remained payable under the agreement as of December 31, 2006 and 2005, respectively, and is included in "accounts payable" on the balance sheet.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(All amounts in Rupees Million, unless otherwise stated)

NOTE W - RAN AIR SERVICES LIMITED AND ASSETS HELD FOR SALE

During 2006, the Company had reached an understanding with Reigus Aviation Private Limited (Reigus) on the divestment of its entire shareholding in equity shares of Ran Air Services Limited, consisting of the aviation business. The sale was effective from April 1, 2006.

The Company has classified the assets, liabilities, and results of operations for the aviation business portfolio as discontinued operations in accordance with SFAS 144. The following table reflects the carrying values and business operations of the primary components of the business disposed.

Description	2006	2005
Land		
Property, plant and equipment	**44.05**	45.78
Accounts receivable, net of allowances	**2.27**	1.71
Inventory	**2.11**	1.47
Other assets	**3.52**	4.15
Total assets	**51.95**	53.11
Accounts payable	**1.32**	0.97
Other liabilities	**53.77**	57.75
Net assets of discontinued operations	**(3.14)**	(5.61)

Prior to sale, the aviation services business portfolio constituted a small operation and was reported as a part of "Others" business segment.

The following amounts relate to the business operations of Ran Air Services Limited that the Company agreed to sell as at March 31, 2006 :

Description	2006	2005
Net revenue	**12.87**	17.10
Selling, general and administration	**10.07**	16.01
Depreciation and amortization	**1.75**	6.64
Operating income	**1.05**	(5.55)
Interest expense	**-**	0.01
Other income	**(0.01)**	(0.13)
Income / (loss) before income tax	**1.06**	(5.43)
Income tax (benefit) / expense	**(1.41)**	1.63
Income / (loss) after tax	**2.47**	(7.06)

During 2006 the assets, other than those related to discontinued operations, consisting of mainly land, buildings, plant and equipment amounting to Rs. 592.66 million is classified as held for sale, because the carrying amount of these assets and liabilities were expected to be recovered through a sale transaction rather than through continuing use. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

NOTE X - SERIOUS FRAUD OFFICE CASE

During the year, UK Serious Fraud Office ("SFO") has brought criminal proceedings against ten defendants including Ranbaxy (UK) Limited for the offence of conspiracy to defraud the Secretary of State for Health and others concerned with the provision of medicinal products by fixing and maintaining the price, etc., during the period April 1, 1998, to September 30, 2000. The trial is scheduled to commence in January 2008. Ranbaxy (UK) Limited, if found guilty, will be subjected to a fine. However, the management doesn't deem it necessary to make any provision against such proceedings, since the likelihood of liabilities from this matter is considered remote.

NOTE Y - SUBSEQUENT EVENTS

FDA investigation

On February 14, 2007, federal officials, led by the FDA, conducted a search at the New Jersey premises of the US subsidiaries of the Group. The Group is cooperating with the officials in connection with the investigation.

At present, the investigation is in its preliminary stages and the outcome and related impact of the same, if any, on the financials of the Group cannot be determined

RANBAXY LABORATORIES LIMITED

RECONILIATION BETWEEN THE FINANCIAL STATEMENTS UNDER INDIAN GAAP AND U.S. GAAP

Material differences between the financial statements under the Indian GAAP and U.S. GAAP are primarily attributable to the requirements of U.S. GAAP for accounting of depreciation of property, plant and equipment, accounting for cost incurred for acquiring rights for product under development and forward foreign exchange contracts, cost of employee stock incentive scheme, treatment of expenses relating to foreign currency convertible bonds which are summarized below :

Description	Indian GAAP	U.S. GAAP
Depreciation of property, plant and equipment	At rates prescribed under respective domestic laws and regulation	Based on estimated useful life of assets
Forward foreign exchange contracts	Premiums earned/paid accounted in income statement over the term of contracts	Contracts that are not effective hedges are recorded at year end at their fair value and resultant gain / loss recognized in the results of operations
Cost incurred for acquiring rights for product under development	Capitalized as intangible assets under the head "Product development" and subsequent expenditures on development of such products are also added to the cost of intangibles	Charged to income statement in the year in which it is incurred
Foreign currency convertible bonds issue costs	Expensed off from share premium	Charged to income statement
Premium on redemption of foreign currency convertible bonds	Expensed off from share premium	Charged to income statement
Costs of employee stock incentive scheme	Costs based on intrinsic value method	Costs based on fair value method as per "Accounting for Stock-Based Compensation" ("SFAS 123R")

A reconciliation of net income as per Indian GAAP and U.S. GAAP is set out below :

	Rs. in Million	
	2006	2005
Net income after minority interest as per U.S. GAAP	**4,061**	779
Add :		
Additional depreciation and amortization	**1,051**	260
Costs incurred for acquiring product under development including subsequent expenditures	**51**	342
Issue costs of foreign currency convertible bonds	**36**	-
Interest on foreign currency convertible bonds payable at the time of redemption	**751**	-
Costs of employee stock incentive scheme i.e. fair value vs. intrinsic value	**332**	-
Translation gain on integral operation taken to income statement in IGAAP	**455**	-
Forward foreign exchange contracts at fair value at year end	**-**	1,497
Less:		
Forward foreign exchange contracts at fair value at year end	**1,092**	-
Deferred taxes	**108**	189
Current tax earlier years	**312**	-
Others	**122**	72
Net income after minority interest as per Indian GAAP	**5,103**	2,617

Concept Note

As Ranbaxy accelerates its pace towards Vision 2012, it is constantly expanding its global footprint across developed and emerging markets, progressing **'Towards Global Leadership,'** the underlying theme of the Annual Report this year.

To symbolize the organization's global reach and influence, a globe with several faces set within the lines of latitude and longitude, represents Team Ranbaxy, comprising over 11,000 people of 51 nationalities. It portrays a cultural assimilation of peoples' strength and commitment, which cuts across all boundaries and propels them towards a common goal.

The orange lines of latitude and longitude (Ranbaxy's house color) are indicative of the expansion and strategic acquisitions of the Company, that have seamlessly progressed and have transformed the organization into a key global player in the pharmaceutical industry.

LABORATORIES LIMITED
Plot No. 90, Sector 32, Gurgaon – 122 001, Haryana (India)
Ph : (91-124) 4135000 Fax : (91-124) 4135001

END